EXHIBIT T3E-1

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

x
In re	:
	:	Chapter 11 Case No.
WORLDCOM, INC., et al.,	:	02-13533 (AJG)
:
	:	(Jointly Administered)
Debtors.	:
x

DEBTORS’ DISCLOSURE STATEMENT

PURSUANT TO SECTION 1125 OF THE BANKRUPTCY CODE

WEIL, GOTSHAL & MANGES LLP

    Attorneys for Debtors and

    Debtors in Possession

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

Dated: New York, New York

May 23, 2003

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I.    INTRODUCTION

WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession (collectively, “WorldCom” or the “Debtors”), submit this Disclosure Statement pursuant to section 1125 of title 11 of the United States Code (the “Bankruptcy Code”) to holders of Claims against and Equity Interests in the Debtors in connection with (i) the solicitation of acceptances of the Debtors’ Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated May 23, 2003, as the same may be amended (the “Plan”), filed by the Debtors with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) and (ii) the hearing to consider confirmation of the Plan (the “Confirmation Hearing”) scheduled for August 25, 2003, commencing at 9:00 a.m. Eastern Time. Unless otherwise defined herein, all capitalized terms contained herein have the meanings ascribed to them in the Plan.

Attached as Exhibits to this Disclosure Statement are copies of the following documents:

•	The Plan (Exhibit A);

•	Order of the Bankruptcy Court dated May 28, 2003 (the “Disclosure Statement Order”), among other things, approving this Disclosure Statement and establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (Exhibit B);

•	Unaudited Restated Balance Sheets for WorldCom Debtors and Intermedia Debtors as of December 31, 2002 (Exhibit C);

•	The Debtors’ Projected Financial Information (Exhibit D);

•	The Debtors’ Liquidation Analysis (Exhibit E);

•	Order Ruling on Motion to Approve SEC Settlement (Exhibit F);

•	Second Interim Report of the Examiner (Exhibit G);

•	Report of the Special Committee of the Board of Directors (Exhibit H); and

•	Order Ruling on Motion to Appoint an Official Committee of Creditors for MCI (Exhibit I).

In addition, a Ballot for the acceptance or rejection of the Plan is enclosed with the Disclosure Statement submitted to the holders of Claims that are entitled to vote to accept or reject the Plan.

The Disclosure Statement also contains a description of a proposed settlement of the SEC Lawsuit (as defined below) that will be noticed by separate motion in accordance with Bankruptcy Rule 9019 and will be set for a hearing prior to and separate from the Confirmation Hearing. Not all persons and entities who receive this Disclosure Statement will receive separate notice of the hearing to consider the proposed settlement of the SEC Lawsuit. Please see Section V.D of the Disclosure Statement for a description of the proposed settlement of the SEC Lawsuit and the procedure for approval of the settlement.

On May 28, 2003, after notice and a hearing, the Bankruptcy Court signed the Disclosure Statement Order, approving this Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable hypothetical, reasonable investors typical of the Debtors’ creditors to make an informed judgment whether to accept or reject the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.

The Disclosure Statement Order, a copy of which is annexed hereto as Exhibit B, sets forth in detail the deadlines, procedures, and instructions for voting to accept or reject the Plan and for filing objections to confirmation of the Plan, the record date for voting purposes, and the applicable standards for tabulating Ballots. In addition, detailed voting instructions accompany each Ballot. Each holder of a Claim entitled to vote on the

Plan should read this Disclosure Statement, the Plan, the Disclosure Statement Order, and the instructions accompanying the Ballot in their entirety before voting on the Plan. These documents contain important information concerning the classification of Claims and Equity Interests for voting purposes and the tabulation of votes. No solicitation of votes to accept the Plan may be made except pursuant to section 1125 of the Bankruptcy Code.

A.    HOLDERS OF CLAIMS ENTITLED TO VOTE

Pursuant to the provisions of the Bankruptcy Code, only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired and that are not deemed to have rejected a proposed plan are entitled to vote to accept or reject a proposed plan. Classes of claims or equity interests in which the holders of claims or equity interests are unimpaired under a chapter 11 plan are deemed to have accepted the plan and are not entitled to vote to accept or reject the plan. Classes of claims or equity interests in which the holders of claims or equity interests will receive no recovery under a chapter 11 plan are deemed to have rejected the plan and are not entitled to vote to accept or reject the plan. For a detailed description of the treatment of Claims and Equity Interests under the Plan, see Article VI of the Disclosure Statement.

Classes 2, 4, 5, 6, 9, 11, 12, and 13 of the Plan are impaired and, to the extent Claims in such Classes are Allowed Claims, the holders of such Claims will receive distributions under the Plan. As a result, holders of Claims in those Classes are entitled to vote to accept or reject the Plan. Classes 1 and 3 of the Plan are unimpaired. As a result, holders of Claims in those Classes are conclusively presumed to have accepted the Plan. Classes 7, 8, 10, 14, and 15 of the Plan, consisting of certain holders of Claims and all holders of Equity Interests, will not receive any distributions under the Plan. As a result, holders of Claims and Equity Interests in those Classes are conclusively presumed to have rejected the Plan.

The Bankruptcy Code defines “acceptance” of a plan by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for acceptance or rejection of the plan. Thus, acceptance of the Plan by Classes 2, 4, 5, 6, 9, 11, 12, and 13 will occur only if at least two-thirds in dollar amount and a majority in number of the holders of such Claims in each Class that cast their Ballots vote in favor of acceptance. A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that such acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. For a more detailed description of the requirements for confirmation of the Plan, see Article VII of the Disclosure Statement.

If a Class of Claims entitled to vote on the Plan rejects the Plan, the Debtors reserve the right to amend the Plan or request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code or both. Section 1129(b) permits the confirmation of a plan of reorganization notwithstanding the nonacceptance of a plan by one or more impaired classes of claims or equity interests. Under that section, a plan may be confirmed by a bankruptcy court if it does not “discriminate unfairly” and is “fair and equitable” with respect to each nonaccepting class. For a more detailed description of the requirements for confirmation of a nonconsensual plan, see Section VII. C.2 of the Disclosure Statement.

In the event that a Class of Claims entitled to vote does not vote to accept the Plan, the Debtors’ determination whether to request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code will be announced prior to or at the Confirmation Hearing.

B.    VOTING PROCEDURES

If you are entitled to vote to accept or reject the Plan, a Ballot is enclosed for the purpose of voting on the Plan. If you hold Claims in more than one Class and you are entitled to vote Claims in more than one Class, you will receive separate Ballots, which must be used for each separate Class of Claims. Please vote and return your Ballot(s) to the respective location specified in the instructions accompanying each Ballot.

DO NOT RETURN ANY NOTES OR SECURITIES WITH YOUR BALLOT.

TO BE COUNTED, YOUR BALLOT (OR, IN THE CASE OF PUBLICLY HELD BONDS, THE MASTER BALLOT CAST ON YOUR BEHALF) INDICATING ACCEPTANCE OR REJECTION OF THE PLAN MUST BE FORWARDED IN ACCORDANCE WITH THE ACCOMPANYING INSTRUCTIONS IN SUFFICIENT TIME FOR IT TO BE RECEIVED BY THE DEBTORS’ TABULATION AGENT NO LATER THAN 4:00 P.M., EASTERN TIME, ON AUGUST 12, 2003. ANY EXECUTED BALLOT RECEIVED THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN SHALL NOT BE COUNTED.

Any Claim in an impaired Class as to which an objection or request for estimation is pending or which is scheduled by the Debtors as unliquidated, disputed, or contingent and for which no proof of claim has been filed is not entitled to vote unless the holder of such Claim has obtained an order of the Bankruptcy Court temporarily allowing such Claim for the purpose of voting on the Plan.

Pursuant to the Disclosure Statement Order, the Bankruptcy Court set May 28, 2003 as the record date for voting on the Plan. Accordingly, only holders of record as of May 28, 2003 that otherwise are entitled to vote under the Plan will receive a Ballot and may vote on the Plan.

If you are a holder of a Claim entitled to vote on the Plan and did not receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the Disclosure Statement, the Plan, or the procedures for voting on the Plan, please contact WorldCom Ballot Tabulation at Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 at (877) 825-8621 (banks and brokers call (212) 750-5833).

C.    CONFIRMATION HEARING

Pursuant to section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on August 25, 2003, commencing at 9:00 a.m. Eastern Time, before the Honorable Arthur J. Gonzalez, United States Bankruptcy Judge, at the United States District Court for the Southern District of New York, Room 523, Alexander Hamilton Custom House, One Bowling Green, New York, New York 10004. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed so that they are received on or before July 28, 2003 at 4:00 p.m., Eastern Time, in the manner described below in Section VII.B of the Disclosure Statement. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED HEREIN, AND THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION STATED SINCE THE DATE HEREOF. HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT IN ITS ENTIRETY, INCLUDING THE PLAN, PRIOR TO VOTING ON THE PLAN.

THIS DISCLOSURE STATEMENT HAS NOT BEEN FILED WITH, REVIEWED, OR APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION AND THE COMMISSION HAS NEITHER PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN.

FOR THE CONVENIENCE OF HOLDERS OF CLAIMS AND EQUITY INTERESTS, THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN. IF ANY INCONSISTENCY EXISTS BETWEEN THE PLAN AND THIS DISCLOSURE STATEMENT, THE TERMS OF THE PLAN

ARE CONTROLLING. THIS DISCLOSURE STATEMENT MAY NOT BE RELIED ON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, AND NOTHING STATED HEREIN SHALL CONSTITUTE AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, OR BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTORS OR ANY OTHER PARTY, OR BE DEEMED CONCLUSIVE EVIDENCE OF THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN ON THE DEBTORS OR HOLDERS OF CLAIMS OR EQUITY INTERESTS. CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, BY NATURE, ARE FORWARD-LOOKING AND CONTAIN ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. ALL HOLDERS OF CLAIMS SHOULD CAREFULLY READ AND CONSIDER FULLY THE RISK FACTORS SET FORTH IN ARTICLE XI OF THIS DISCLOSURE STATEMENT BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

SUMMARIES OF CERTAIN PROVISIONS OF AGREEMENTS REFERRED TO IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FULL TEXT OF THE APPLICABLE AGREEMENT, INCLUDING THE DEFINITIONS OF TERMS CONTAINED IN SUCH AGREEMENT.

THE DEBTORS BELIEVE THE PLAN WILL ENABLE THEM TO SUCCESSFULLY REORGANIZE AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS, THEIR CHAPTER 11 ESTATES, AND THEIR CREDITORS.

THE DEBTORS URGE CREDITORS TO VOTE TO ACCEPT THE PLAN.

THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF WORLDCOM, INC., et al., SUPPORTS THE PLAN OF REORGANIZATION AND URGES CREDITORS TO VOTE TO ACCEPT THE PLAN.

THE AD HOC COMMITTEE OF MCIC SENIOR NOTES HOLDERS SUPPORTS THE PLAN OF REORGANIZATION AND URGES CREDITORS IN CLASS 9 TO VOTE TO ACCEPT THE PLAN.

THE MCI TRADE COMMITTEE AND DISSENTING MCI BONDHOLDERS COMMITTEE DO NOT SUPPORT THE PLAN OF REORGANIZATION AND URGE CREDITORS IN CLASSES 6 AND 9 TO VOTE TO REJECT THE PLAN FOR THE REASONS SET FORTH IN SECTION VI.A.6.

II.    OVERVIEW OF THE PLAN

The following table briefly summarizes the classification and treatment of Claims and Equity Interests under the Plan. The summary also identifies which Classes are entitled to vote on the Plan based on the rules set forth in the Bankruptcy Code and estimates recovery for each Class. The summary set forth herein is qualified in its entirety by reference to the full text of the Plan.

SUMMARY OF CLASSIFICATION AND TREATMENT

OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN

Class	Type of Claim or Equity Interest	Treatment	Estimated Recovery	Status
N/A	Administrative Expense Claims	Payment in full, in Cash, or in accordance with the terms and conditions of transactions or agreements relating to obligations incurred in the ordinary course of business during the pendency of the Chapter 11 Cases or assumed by the Debtors in Possession.	100%	Unimpaired; Not Entitled to Vote

N/A	Priority Tax Claims	At the option of the Debtors either (i) paid in full, in Cash, (ii) paid over a six-year period from the date of assessment as provided in section 1129(a)(9)(C) of the Bankruptcy Code with interest payable at a rate of 5.0% per annum, or (iii) upon such other terms as otherwise established by the Bankruptcy Court.	100%	Unimpaired; Not Entitled to Vote

1	Other Priority Claims	Payment in full, in Cash.	100%	Unimpaired; Not Entitled to Vote

2	Secured Tax Claims	At the option of the Debtors either (i) paid in full, in Cash, plus interest required to be paid pursuant to section 506(b) of the Bankruptcy Code, or (ii) paid over a six-year period from the date of assessment with interest payable at a rate of 5.0% per annum or as otherwise established by the Bankruptcy Court.	100%	Impaired; Entitled to Vote

3	Other Secured Claims	At the option of the Debtors either (i) reinstated by curing all outstanding defaults, with all legal, equitable and contractual rights remaining unaltered, (ii) paid in full, in Cash, plus interest required to be paid pursuant to section 506(b) of the Bankruptcy Code, or (iii) fully and completely satisfied by delivery or retention of the Collateral securing the Other Secured Claims.	100%	Unimpaired; Not Entitled to Vote

4	Convenience Claims	Cash in an amount equal to the lesser of (i) .40 multiplied by the Allowed amount of such Convenience Claim or (ii) sixteen thousand ($16,000) dollars, in full and complete satisfaction of such Allowed Claim, subject to acceptance of the Plan by the Class.	40%	Impaired; Entitled to Vote

5	WorldCom Senior Debt Claims

Distribution, at the option of the holder, of (i) 14.36 shares of New Common Stock for each $1,000 of such holder’s Allowed WorldCom Senior Debt Claim or (ii) New Notes in a principal amount equal to .359 multiplied by the Allowed amount of such WorldCom Senior Debt Claim, or a combination thereof as set forth on a properly delivered Election Form, subject to Undersubscription and Oversubscription.

			35.9%[1,2]	Impaired; Entitled to Vote

Class	Type of Claim or Equity Interest	Treatment	Estimated Recovery		Status

6	WorldCom General Unsecured Claims	Distribution of (i) 7.20 shares of New Common Stock for each $1,000 of such holder’s Allowed WorldCom General Unsecured Claim and (ii) Cash in a principal amount equal to .179 multiplied by the Allowed amount of such WorldCom General Unsecured Claim.	35.9%	[1,3]	Impaired; Entitled to Vote

7	WorldCom Subordinated Claims	No distribution	0%		Impaired; Not Entitled to Vote

8	WorldCom Equity Interests	No distribution.	0%		Impaired; Not Entitled to Vote

9	MCIC Senior Debt Claims	Distribution of New Notes in a principal amount equal to .80 multiplied by the principal amount of such holder’s MCIC Senior Debt Claim.	80%	[2,4]	Impaired; Entitled to Vote

10	MCIC Subordinated Debt Claims	No distribution.	0%		Impaired; Not Entitled to Vote

11	Intermedia Senior Debt Claims

Distribution, at the option of the holder, of (i) 37.4 shares of New Common Stock for each $1,000 of such holder’s Allowed Intermedia Senior Debt Claim or (ii) New WorldCom Notes in a principal amount equal to .935 multiplied by the Allowed amount of such Intermedia Senior Debt Claim, or a combination thereof as set forth on a properly delivered Election Form, subject to Undersubscription and Oversubscription.

			93.5%[1,2]		Impaired; Entitled to Vote

12	Intermedia General Unsecured Claims

Distribution of (i) 16.64 shares of New Common Stock for each $1,000 of such holder’s Allowed Intermedia General Unsecured Claim and (ii) Cash in an amount equal to .416 multiplied by the Allowed amount of such Intermedia General Unsecured Claim.

			83.2%[1]		Impaired; Entitled to Vote

1	The estimated recoveries for holders of Allowed Claims in Classes 5, 6, 11, 12, and 13 that receive New Common Stock are based upon the current estimate of the value of the New Common Stock to be distributed under the Plan. To the extent that the actual value of the New Common Stock, the actual amount of Allowed Claims, or the actual amount of Cash on the Effective Date varies from the amounts estimated, the recoveries of holders of Allowed Claims in Classes 5, 6, 11, 12, and 13 that receive New Common Stock may be materially higher or lower. See Article XI “Certain Risk Factors To Be Considered.”
2	Unless the fees and expenses for the Indenture Trustees are otherwise provided for, the potential charging liens of the Indenture Trustees for such fees and expenses would lower the recoveries of the holders of Claims in Classes 5, 9, 11, and 13. As of April 30, 2003, the aggregate fees and expenses of the Indenture Trustees was approximately $1,205,000.
3	The estimated recovery for holders of Allowed Claims in Class 6 is based upon the Debtors’ estimate of Allowed WorldCom General Unsecured Claims. The estimated amount of Allowed WorldCom General Unsecured Claims does not include amounts subject to asserted rights of setoff. See Section VI.B.9.
4	The estimated recovery to holders of MCIC Senior Notes Claims in Class 9 is based upon the principal amount of such Claims, excluding accrued interest through the Commencement Date.

Class	Type of Claim or Equity Interest	Treatment	Estimated Recovery	Status

13	Intermedia Subordinated Debt Claims

Distribution, at the option of the holder, of (i) 18.56 shares of New Common Stock for each $1,000 of such holder’s Allowed Intermedia Subordinated Debt Claim or (ii) New WorldCom Notes in a principal amount equal to .464 multiplied by the Allowed amount of such Intermedia Subordinated Debt Claim, or a combination thereof as set forth on a properly delivered Election Form, subject to Undersubscription and Oversubscription.

			46.4%[1,2]	Impaired; Entitled to Vote

14	Intermedia Preferred Stock	No distribution.	0%	Impaired; Not Entitled to Vote

15	Intermedia Equity Interests	No distribution.	0%	Impaired; Not Entitled to Vote

III.    GENERAL INFORMATION

A.    OVERVIEW OF CHAPTER 11

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and its equity interest holders. In addition to permitting the rehabilitation of a debtor, another goal of chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated equity interest holders with respect to the distribution of a debtor’s assets.

The commencement of a chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the commencement date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

The consummation of a plan of reorganization is the principal objective of a chapter 11 reorganization case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the bankruptcy court binds the debtor, any issuer of securities under the plan, any person acquiring property under the plan, and any creditor or equity interest holder of a debtor. Subject to certain limited exceptions, the order approving confirmation of a plan discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan.

Certain holders of claims against and interests in a debtor are permitted to vote to accept or reject the plan. Prior to soliciting acceptances of the proposed plan, section 1125 of the Bankruptcy Code requires a debtor to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding the plan. The Debtors are submitting this Disclosure Statement to holders of Claims against and Equity Interests in the Debtors to satisfy the requirements of section 1125 of the Bankruptcy Code pursuant to that provision.

B.    DESCRIPTION AND HISTORY OF BUSINESS

     1.    The Debtors

         a.    Overview

WorldCom, Inc., a public corporation organized under the laws of Georgia, serves as a holding company for over 200 direct and indirect domestic subsidiaries and 200 non-debtor foreign affiliates (collectively, the “Company”). The Company is one of the world’s preeminent global communications companies, providing a broad range of communication services in 125 countries on six continents. The Company operates one of the most expansive, wholly-owned communications networks comprising approximately 98,000 route miles of network connections linking metropolitan centers and various regions across North America, Europe, the Middle East, Africa, Latin America, Australia, and Asia. The Company operates one of the broadest reaching global IP backbones, is a leader in data services, and is the largest carrier of international voice traffic. Each day, it provides mission critical services for thousands of businesses globally and has more than 20 million customers worldwide.

         b.    Products and Services

U.S. Services to Residential Consumers and Small Businesses

WorldCom is the second largest long distance company in the U.S. and one of the largest competitive local exchange carriers (“CLECs”) selling combined local and long distance services in 48 states. The Company provides both subscription and non-subscription voice telephony services. Subscription voice telephony services include local dial tone, intraLATA, interLATA, and international long distance dialing, collect calling, operator assisted calling, calling card services, and inbound toll-free (800) services to nearly 20 million residential and small business customers. “The Neighborhood, built by MCI” is the Company’s flagship consumer product brand and provides unlimited local and long distance calling for one flat monthly price on one bill. WorldCom provides integrated local and long distance service to more than 3 million customers. Non-subscription services include dial around products such as 10-10-220, 1-800-COLLECT, and pre-paid calling cards. Over 6 million customers use these “pay-per-use” services monthly.

World-wide Services to Business, Government, and Wholesale Customers

The Company provides a broad range of Internet, data, and voice communications services to both retail and wholesale business customers. Wholesale customers include other carriers, resellers, and Internet services providers (“ISPs”). The Company serves a range of business customers, from small business to the largest global enterprises, including more than 65 percent of the Fortune 1000. The Company also is a major provider of network services for critical applications to the U.S. Government as well as to state, local, and foreign governments. These applications include services in support of air traffic control operations of the Federal Aviation Administration, network management services for the U.S. Department of Defense, customer service for the 80 million Social Security Administration beneficiaries, and critical data services for the U.S. Postal Service.

Internet and Data Services

WorldCom’s global IP backbone provides connectivity in more than 100 countries, 2,600 cities, on six continents, with more than 3,800 Points of Presence and over 3.2 million dial modems. WorldCom Internet services include Dedicated IP, Dial IP, and Virtual Private Network (VPN). The Company offers dedicated Internet with speeds from 768 kilobit and T1 to OC-48 and Gigabit Ethernet. WorldCom VPN allows customers to share information securely between locations using either Internet (private IP and IP-VPN) or a point-to-point connection.

WorldCom data services include frame relay, asynchronous transfer mode (ATM), and private line. WorldCom frame relay service provides comprehensive coverage with more than 700 points of presence in the United States and global reach to 55 countries. WorldCom offers ATM in over 20 countries at speeds ranging from DS-1 to OC-12. WorldCom private data services include Metro Private Line, Domestic Private Line, and International Private Line.

WorldCom provides wholesale data and access solutions to other carriers, including dedicated integrated and dial-up access for data or IP in addition to other value added Internet resale applications.

The WorldCom ConnectionSM

The WorldCom ConnectionSM is the industry’s only true network-based IP Communications product serving enterprise and small business customers in the U.S. It consolidates local and long distance for multiple business locations over a customer’s single data network. The WorldCom ConnectionSM provides a flexible and simple communications solution to reduce a customer’s Total Cost of Ownership of data and telephony services.

Voice Services

WorldCom retail voice services include intraLATA, interLATA and international long distance dialing; local dial tone (CLEC) in 92 metropolitan areas across the United States; private voice networks, Toll Free (800) Service, calling cards, audio-conferencing, and Voice Portals that access electronic applications and databases via the telephone. Outside the U.S., WorldCom provides outbound local, national, and international long distance dialing, teleservices such as “Freephone” or inbound call center solutions, audio-conferencing, and private voice networks.

As one of the largest Tier 1 Wholesale carriers, WorldCom provides a suite of long distance and voice access products designed for other carriers to resell.

WorldCom completes many of its international calls and circuits through carrier relations and sales to incumbent international telecommunications operators, emerging carriers, and distributors in non-U.S. markets. The Company has negotiated operating agreements with over 231 international carriers in 222 countries and is responsible for managing over 67,000 international voice circuits.

Managed Services

WorldCom provides a set of managed services available in the U.S., Europe, and Asia-Pacific regions to frame relay and private IP customers. Customers of managed services leverage the Company’s technical expertise for network design, configuration of customer premises equipment (CPE), service installation, proactive monitoring, and reporting. The Company offers customized solutions to large enterprise customers with complex requirements that include non-standard configurations, alternate transports, and dedicated monitoring. WorldCom provides managed services for more than 10 million devices throughout the world.

Security Services

WorldCom provides authentication, Internet firewall, and managed (virus) scanning services.

Hosting Services

WorldCom provides hosting services in secure, dedicated data centers. Services include network and internet collocation, shared and dedicated managed hosting. The Company currently operates 13 premium data centers and 105 standard data centers. WorldCom data center services offer access to WorldCom’s public and private networks including our Internet, Frame, ATM, Private Line, and Local and Long Distance Voice network regardless of bandwidth requirements.

For Wholesale customers, WorldCom provides network collocation in secure, carrier-grade space that house their data and voice network equipment within a managed environment.

Messaging

Messaging communication services include voice, fax, e-mail, and paging which can be independent applications or bundled into a unified messaging solution. Fax services are fully managed, IP-enhanced outsourcing solutions for all inbound and outbound fax needs. Voice Mail is a single, comprehensive service designed to meet the needs of any size company.

    2.    Corporate Structure

An abridged depiction of the Company’s organizational structure is set forth below. This summary does not identify all legal entities within the corporate structure; each of the entities listed is a holding company of direct and indirect affiliates. A list of the Debtors that commenced Chapter 11 Cases is annexed as Exhibit A to the Plan.

     3.    Mergers and Acquisitions

WorldCom grew significantly since its inception through a series of mergers and acquisitions of other telecommunications companies. The following transactions or events are among the most significant:

         a.    Early Expansion of WorldCom

In 1983, WorldCom, Inc. was organized under its original name Long Distance Discount Services, Inc. (“LDDS”) as a licensed long distance provider in Mississippi. In August 1989, LDDS became a public company through a reverse merger with Advantage Companies, Inc., a long distance reseller based in Atlanta, Georgia, whose common stock was then listed on the NASDAQ National Market System (“NASDAQ”). The surviving entity changed its name to LDDS. The Company aggressively expanded during the early-1990s. By late 1992, LDDS was one of the largest regional long distance companies in the United States, providing telecommunication services to customers in 27 states in the southeast, southwest and midwest United States. Through a series of transactions, including the merger or acquisition of Advanced Telecommunications Corp., Metromedia Communications Corp., Resurgens Communications Group, Inc., IDB Communications Group, Inc., and Williams Technology Group, Inc., by 1995 WorldCom had expanded its long distance service throughout the United States and internationally and acquired network capacity to serve even the largest companies with both voice and advanced data capabilities.

         b.    WorldCom’s Consolidation of Local and Long Distance, Internet, and Network Service Providers

Following the enactment of the Telecommunications Act of 1996 (the “Telecommunications Act”), WorldCom commenced an acquisition strategy designed to enhance its presence in local markets and advance its capacity to offer Internet services. In December 1996, the Company acquired MFS Communications Company, Inc. (“MFS”), which owned and operated local network access facilities installed in and around major U.S. cities and several major European cities. MFS also possessed significant transmission and switching facilities and network capacity that it leased from other carriers in the United States and Western Europe. UUNet Technologies, Inc. (“UUNet”), a subsidiary of MFS, was a significant component of the transaction. As a leading provider of many Internet access modalities, applications, and consulting services, UUNet provided a foundation for meeting projected high demand for Internet applications.

In January 1998, WorldCom acquired Brooks Fiber Properties, Inc. (“Brooks Fiber”), a leading facilities-based provider of competitive local telecommunication services in selected cities within the United States. The acquisition of Brooks Fiber further advanced the Company’s participation in local markets. In January 1998, WorldCom also acquired CompuServe Corporation and ANS Communications thereby enhancing the Company’s Internet and network services capabilities.

         c.    Acquisition of MCI Communications Corporation

In September 1998, WorldCom completed the $40 billion acquisition of MCI Communications Corporation (“MCIC”) and its affiliates (“MCI”) pursuant to the merger of MCIC with and into a wholly-owned subsidiary of WorldCom, Inc. Through the merger of MCI, WorldCom acquired one of the world’s largest and most advanced digital networks, connecting local markets in the United States to more than 280 countries and locations worldwide. This acquisition also consolidated the network capacity, business lines and services of two large telecommunications providers. In addition, WorldCom acquired MCI’s interest in Embratel Participacoes S.A. and Avantel, S.A., providers of domestic and international telecommunications services in Brazil and Mexico, respectively.

As a result of the merger with MCI, each outstanding share of MCI common stock was converted into the right to receive 1.86585 shares of WorldCom common stock or approximately 1.13 billion WorldCom common shares in the aggregate, and each share of MCI Class A common stock outstanding (all of which were held by British Telecommunications plc (“BT”)) was converted into the right to receive $51.00 in cash or approximately $7 billion in the aggregate. The funds paid to BT were obtained by WorldCom from (i) available cash as a result of a $6.1 billion public debt offering in August 1998; (ii) the sale of MCI’s Internet backbone facilities and wholesale and retail Internet business to Cable and Wireless plc for $1.75 billion in cash on September 14, 1998; (iii) the sale of MCI’s 24.9% equity stake in Concert Communications Services to BT for $1 billion in cash on September 14, 1998; and (iv) availability under the Company’s commercial paper program and credit facilities. Upon the effectiveness of the merger with MCI, the then outstanding and unexercised options exercisable for shares of MCI common stock were converted into options exercisable for an aggregate of approximately 125 million shares of WorldCom common stock having the same terms and conditions as the MCI options, except that the exercise price and the number of shares issuable upon exercise were divided and multiplied, respectively, by 1.86585.

Pursuant to the merger, WorldCom assumed MCI’s liabilities, including several series of public notes issued by MCIC prior to the merger. The public debt assumed by WorldCom was: $400,000,000 7.50% Senior Notes due 2004, $300,000,000 6.95% Senior Notes due 2006, $500,000,000 6.50% Senior Notes due 2010, $200,000,000 8.25% Senior Debentures due 2023, $240,000,000 7.75% Senior Debentures due 2024, $450,000,000 7.75% Senior Debentures due 2025, $500,000,000 7.125% Senior Debentures due 2027, and $750,000,000 8.00% Subordinated Notes (QUIDS). See Section III. C.2.b

         d.    Acquisition of Intermedia and Other Service Providers

Following the MCI acquisition, WorldCom shifted its acquisition strategy toward expansion into wireless and web services. In 1999, WorldCom acquired SkyTel Communications, Inc. (“SkyTel”), a leading provider of nationwide messaging services in the United States, and CAI Wireless Systems, Inc. and Wireless One, providers of wireless communications services.

In September 2000, shortly after the Company abandoned plans for a merger with Sprint Communications, Inc., WorldCom purchased Intermedia Communications, Inc. (“Intermedia”), a provider of integrated data and voice communications services. On July 1, 2001, WorldCom consummated the acquisition of Intermedia for approximately $5.8 billion, including, the assumption of long-term debt, pursuant to the merger of a wholly-owned subsidiary with and into Intermedia. One of the principal attractions to the Company was the acquisition of Intermedia’s controlling interest in Digex, Inc. (“Digex”), a provider of managed Web and application hosting services designed exclusively for businesses that have Internet requirements tied to critical business objectives. The merger provided WorldCom with Web hosting products and services, including comprehensive access, transport, and application solutions.

In connection with the Intermedia merger, stockholders of Intermedia received one share of WorldCom group stock (or 57.1 million WorldCom group shares in the aggregate) and  1/25th of a share of MCI group stock (or 2.3 million MCI group shares in the aggregate) for each share of Intermedia common stock they owned. Holders of Intermedia preferred stock, other than Intermedia’s 13.5% Series B Redeemable Exchangeable Preferred Stock due 2009, received one share of a class or series of WorldCom preferred stock, with substantially identical terms, which were established upon consummation of the Intermedia merger. As a result of the merger with Intermedia, WorldCom acquired approximately 90% of the voting securities of Intermedia. Upon effectiveness of the merger with Intermedia, the then outstanding and unexercised options for shares of Intermedia common stock were converted into options exercisable for an aggregate of approximately 10 million shares of WorldCom group stock having the same terms and conditions as the Intermedia options, except that the exercise price and the number of shares issuable upon exercise were divided and multiplied, respectively, by 1.0319.

To consummate the Intermedia merger, WorldCom created and capitalized Wildcat Acquisition Corp. (“Wildcat”), a wholly-owned subsidiary of WorldCom. Specifically, WorldCom issued a note to WildCat in the aggregate principal amount of $7,074,929,250 (the “Intermedia Intercompany Note”) and paid $70,750 in cash in exchange for shares of Wildcat Junior Preferred Stock, par value $1.00 per share, which shares had an aggregate liquidation value of $7,075,000,000. Pursuant to the merger agreement, Wildcat was merged with and into Intermedia, resulting in the shares of Wildcat Junior Preferred Stock becoming shares of Intermedia Junior Preferred Stock and the transfer of the cash and Intermedia Intercompany Note to Intermedia. WorldCom issued the Intermedia Intercompany Note to comply with warranties in the merger agreement and to enable Intermedia to remain in compliance with the indenture covenants contained in its outstanding bond debt, including certain capitalization requirements. In connection with these transactions, the Debtors received a fairness opinion from JP Morgan, dated June 28, 2001, as to the fair market value of the Intermedia Intercompany Note.

In connection with the merger, the Antitrust Division of the U.S. Department of Justice required WorldCom to dispose of certain of Intermedia’s assets. Specifically, in response to concerns raised by the U.S. Department of Justice regarding the merger’s effect on the competitive provision of Internet backbone and access services, WorldCom and Intermedia agreed to divest Intermedia’s assets except for its holdings of capital stock of Digex. A “hold separate order” and final judgment were entered against WorldCom and Intermedia on May 30, 2001 and June 27, 2001 respectively. In relevant part, the hold separate order required WorldCom to hold separate substantially all of Intermedia’s assets (other than its capital stock in Digex) and bound Intermedia to continue to operate during the term of the hold separate order according to Intermedia’s business plan put in place in 1999. The hold separate order was later modified to, among other things, limit the assets to be sold to Intermedia’s stand-alone Internet business unit, IBI. Effective December 1, 2001, WorldCom caused Intermedia to sell substantially all of its IBI assets to Allegiance Telecom, Inc. and its affiliates for approximately $12,000,000.

Pursuant to the merger, WorldCom assumed several series of long-term debt issued by Intermedia: $362,000,000 11.25% Senior Discount Notes due 2007, $117,000,000 8.875% Senior Notes due 2007, $124,000,000 8.50% Senior Notes due 2008, $199,000,000 8.60% Senior Notes due 2008, $319,000,000 12.25% Senior Subordinated Discount Notes due 2009, and $123,000,000 9.50% Senior Notes due 2009. See Section III. C.2.c.

Prior to the Commencement Date, WorldCom recorded up to $1,390,000,000 in prepayments on the Intermedia Intercompany Note and Intermedia recorded approximately $434,592,000 in interest payments. These amounts were allocated to various debt redemptions of Intermedia and for general corporate purposes, including funding of the Digex business plan. As discussed more fully in Section VI.A.2, certain holders of Intermedia Senior Debt Claims and Intermedia Subordinated Debt Claims (the “Ad Hoc Committee of Intermedia Noteholders” and the “MatlinPatterson Investors”) dispute the amount of the prepayments, the fact that they were made, and if made, the purposes for which they were used.

         e.    Digex

On September 1, 2000, both the Intermedia and the Digex Boards of Directors voted to approve a merger between WorldCom and Intermedia. On that same day, the WorldCom-Intermedia merger was publicly announced and an Agreement and Plan of Merger between WorldCom and Intermedia was executed. Subsequent to the public announcement of the WorldCom-Intermedia merger, 12 putative class actions and/or derivative actions (collectively, the “Digex Actions”) were filed by Digex shareholders alleging, among other things, that by approving the WorldCom-Intermedia merger, certain members of the Digex Board of Directors and Intermedia had breached their fiduciary duties owed to Digex and its shareholders and that WorldCom had aided and abetted such alleged breaches of fiduciary duty.

On February 15, 2001, the parties entered into a Memorandum of Understanding (the “MOU”) setting forth the preliminary terms of a settlement of the Digex Actions (the “Digex Stipulation”). The Digex Stipulation provided, among other things, that WorldCom would enter into certain commercial agreements with Digex. In connection therewith, MCI WorldCom Network Services, Inc. (“WNS”) entered into four commercial agreements with Digex, including: (i) a master channel agreement, dated January 1, 2001 (the “Master Channel Agreement”), pursuant to which WNS rebrands Digex Managed Hosting Services and distributes such services as WorldCom Managed Hosting Services; (ii) a master facilities agreement, dated January 1, 2001, pursuant to which WNS licenses to Digex the right to occupy space and agrees to provide to Digex ancillary services in certain of WorldCom’s data centers; (iii) the UUNet Multi-Megabit Agreement, dated October 18, 2000, pursuant to which Digex purchases bandwidth and connectivity from UUNet; and (iv) a Note Purchase Agreement, dated July 31, 2001 (the “Note Purchase Agreement”), pursuant to which WorldCom, Inc. provided funding to Digex for use in the operation of Digex’s business. As of the Commencement Date, WNS owed to Digex approximately $60,000,000 (assuming application of the EBITDA sharing credit) under the Master Channel Agreement. Digex asserts that it is owed approximately $155,000,000. In addition, as of the Commencement Date, Digex owed to Intermedia in excess of $116,300,000 under the Note Purchase Agreement.

     4.    FCC and Other Governmental Regulation

The Company is subject to varying degrees of federal, state, local, and international regulation. In the United States, WorldCom is most heavily regulated by the states, especially for the provision of local exchange services. WorldCom, Inc.’s subsidiaries must be licensed separately by the public utility commission (“PUC”) in each state to offer local exchange and intrastate long distance services. No PUC, however, subjects WorldCom to rate of return regulation, nor is the Company currently required to obtain authorization from the Federal Communications Commission (“FCC”) for installation or operation of its network facilities used for domestic services, other than licenses for specific multichannel multipoint distribution services (“MMDS”), wireless communications services, terrestrial microwave, and satellite earth station facilities that utilize radio frequency spectrum. FCC approval is required, however, for the installation and operation of the Company’s international facilities and services. The Company is subject to varying degrees of regulation in the foreign jurisdictions in which it conducts business, including authorization for the installation and operation of network facilities. Although the trend in federal, state, and international regulation appears to favor increased competition, no assurance can be given that changes in current or future regulations adopted by the FCC, state, or foreign regulators or legislative initiatives in the United States or abroad would not have a material adverse effect on WorldCom.

The FCC’s Local Competition Rules.    In August 1996, the FCC established nationwide rules pursuant to the Telecommunications Act of 1996 (the “Telecom Act”), designed to encourage new entrants to compete in local service markets through interconnection with the incumbent local exchange companies (“ILECs”), resale of ILECs’ retail services, and use of individual and combinations of unbundled network elements (“UNEs”) owned by the ILECs. UNEs are defined in the Telecom Act as any “facility or equipment used in the provision of a telecommunication service,” as well as “features, function, and capabilities that are provided by means of such facility or equipment.” One combination of UNEs, known as the unbundled network element platform  (“UNE-P”), encompasses all the elements necessary to provide local telephone service. As a CLEC, WorldCom relies upon UNEs, and in particular UNE-P, to provide local services, broadband services, and advanced services to consumer and business customers. Substantial reduction in ILEC unbundling requirements, including any near-term reduction in the availability of UNE-P, would foreclose WorldCom’s future range of options in provisioning local services to customers.

Numerous issues related to the FCC’s local competition rules have been reviewed by the courts and have been periodically reviewed by the FCC. In December 2001, the FCC initiated a “Triennial Review” of the UNE rules and began an examination of whether certain high capacity and broadband services offered by ILECs were subject to sufficient competition such that they no longer needed to be regulated as “dominant.” In February 2002, the FCC established another proceeding to consider whether broadband Internet access, or “DSL service,” provided by ILECs should be treated as an information service and not subject to common carrier regulation or unbundling requirements for ISPs.

On February 20, 2003, the FCC announced a decision in the Triennial Review proceeding. Although the text of the Triennial Review order will not be published for several more weeks, the substance of the FCC’s announcement was that most aspects of the current unbundling rules will be maintained and that state PUCs will be given a major role in determining if and where use of UNE-P and other network elements will be permitted. The FCC also announced that the order will prohibit competitive broadband providers from using ILEC fiber loops to reach broadband customers and will phase out the practice of joint use of loops known as “line sharing.” Taken together, these latter aspects of the order will be significantly detrimental to the development of competition in broadband services because they would relegate competitors to inferior facilities for delivering broadband services.

RBOC Provision of Long Distance Services.    The Telecom Act requires the largest ILECs, the Regional Bell Operating Companies (“RBOCs”), to petition the FCC for permission to offer long distance services for each state within their region. Under section 271 of the Telecom Act, for these applications to be granted, the FCC must find, among other things, that the RBOC has demonstrated it has satisfied a 14-point competitive checklist to open its local network to competition, and that granting the petition is in the public interest. To date, these challenges have focused on the availability and pricing of UNEs, including UNE-P, and on the adequacy of the RBOCs’ systems for provisioning UNEs. The FCC has granted RBOC 271 applications for forty-seven states and the District of Columbia: Verizon (New York, Massachusetts, Connecticut, Pennsylvania, Rhode Island, Vermont, Maine, New Jersey, Delaware, New Hampshire, Virginia, Maryland, West Virginia, and the District of Columbia); SBC (Texas, Kansas, Oklahoma, Missouri, Arkansas, California, and Nevada); BellSouth (Georgia, Louisiana, Alabama, Kentucky, Mississippi, North Carolina, South Carolina, Florida, and Tennessee); and Qwest

(Washington, Utah, Wyoming, Montana, Colorado, Idaho, Iowa, Nebraska, North Dakota, New Mexico, Oregon, and South Dakota). Both BellSouth and Verizon now have received 271 approval for all the states in their respective regions. Qwest has an application pending for Minnesota. Other applications may be filed at any time for one of the remaining six states that have not received 271 approval. WorldCom has challenged, and will continue to challenge, any application that does not satisfy the requirements of section 271 or the FCC’s local competition rules.

In addition, legislation was introduced in the 107th Congress that would have had the effect of allowing RBOCs to offer in-region long distance data services without satisfying section 271 of the Telecom Act, and/or of making it more difficult for competitors to resell incumbent local phone company high-speed data services or to lease the UNEs used to provide those services. Although such legislation passed the U.S. House of Representatives, the 107th Congress ended without the Senate taking any action on the legislation. WorldCom cannot predict prospects for passage of similar legislation in the 108th Congress.

“Do Not Call” Registries.    The Telephone Consumer Protection Act of 1991 authorized the FCC to create a national database of residential telephone numbers to which, with limited exceptions, companies would be prohibited from placing telemarketing calls. In 1992, the FCC declined to establish such a database, instead requiring carriers to create their own “Do Not Call” lists. In December 2002, the Federal Trade Commission (“FTC”) issued rules establishing a national Do Not Call registry. Lawsuits challenging the validity of these rules are pending in federal courts in Oklahoma and Colorado. Funding for the FTC’s registry was approved as part of the 2003 omnibus budget. On March 11, 2003, the Do-Not-Call Implementation Act was enacted requiring the FCC, after consultation with the FTC, to create a national Do Not Call registry. This registry is scheduled to become effective in October 2003. Numerous states have enacted similar legislation requiring their PUCs to create such registries on a state-wide level. Because telemarketing has been MCI’s primary sales acquisition tool, to the extent that the establishment of such registries affects the number of households to which MCI can place telemarketing calls, MCI’s sales could be reduced.

Payphone Compensation.    A group of payphone service providers (“PSPs”) has petitioned the FCC to double the rates paid by WorldCom and other carriers as compensation for dial-around service calls placed from the PSPs’ payphones. If the petitions are granted, these proceedings could negatively impact WorldCom’s revenues.

Inmate Telephone Services.    A group of alternative inmate service providers has filed two petitions with the FCC requesting that the FCC examine the telephone services provided to prison inmates. WorldCom provides a significant amount of interexchange collect call operator services to inmates and, if the petitions were granted, these proceedings could negatively impact WorldCom’s revenues.

Reciprocal Compensation.    In February 1999, the FCC issued a Declaratory Ruling and Notice of Proposed Rulemaking regarding the regulatory treatment of calls to ISPs. Prior to the FCC’s order, over thirty state PUCs issued orders finding that CLECs, including WorldCom, are entitled to collect reciprocal compensation for completing calls to ISPs under the terms of their interconnection agreements with ILECs. WorldCom petitioned for review of the FCC’s order in the United States Court of Appeals for the District of Columbia Circuit (the “D.C. Circuit”), which vacated the order and remanded the case to the FCC for further proceedings. In April 2001, the FCC issued an order again asserting jurisdiction over calls to ISPs and establishing a three-year transitional scheme of decreasing reciprocal compensation rates. WorldCom again petitioned for review of the FCC’s order and, on May 3, 2002, the D.C. Circuit again upheld WorldCom’s challenge and remanded the case to the FCC, ruling that the FCC’s legal analysis was based on a flawed reading of the Telecom Act. However, the court did not vacate the rules, opting to wait until the FCC had an opportunity to provide a sufficient legal justification for the proposed transitional scheme. Although the transitional scheme remains in place and the FCC will be looking at the issue on remand, it is unclear how any subsequent ruling will affect existing reciprocal compensation litigation.

Certain ILECs have challenged the method WorldCom uses to calculate the amount of switched access charges owed by the Company for Percentage of Interstate Use. If the ILECs’ challenges were upheld, these proceedings could negatively impact WorldCom’s revenues.

Spectrum Rights.    It is possible that spectrum rights held may be disrupted by FCC decisions to re-allocate some or all of that spectrum to other services. If this re-allocation were to occur, WorldCom cannot predict whether current deployment plans for its MMDS services will be sustainable.

Investigations.    The Debtors have been the subject of investigations by various state and federal agencies relating to issues arising in the ordinary course of their business, including consumer complaints. Claims for fines, penalties, restitution, or disgorgement arising solely from postpetition conduct are treated as Administrative Claims in Class 1.

C.    THE DEBTORS PREPETITION CAPITAL STRUCTURE

As of the Commencement Date, WorldCom’s indebtedness included: (i) approximately $2,657,684,028 in outstanding debt of WorldCom, Inc. under the 364-Day Facility (as defined below), (ii) $52 million in letters of credit issued for the benefit of WorldCom under the Revolving Credit Facility (as defined below), and (iii) approximately $28,579,469,037 of aggregate outstanding bond debt issued by WorldCom, MCIC, and Intermedia pursuant to certain indentures, as set forth below. In addition, certain of the Debtors were party to a $1,500,000,000 A/R Facility (as defined below), for which there was approximately $317.5 million in outstanding obligations as of the Commencement Date.

     1.    Prepetition Bank Debt and Other Indebtedness

As of the Commencement Date, WorldCom, Inc. was obligated in the principal amount of $2,650,000,000 and accrued interest of $7,684,028 under the 364-Day Revolving Credit Agreement, dated as of June 8, 2001, among WorldCom, as borrower, and Bank of America, N.A. and JPMorgan Chase Bank (as successor to The Chase Manhattan Bank), as co-administrative agents, and several banks and other financial institutions, as lenders (the “364-Day Facility”). Obligations due under the 364-Day Facility are unsecured obligations of WorldCom, Inc. and are not guaranteed by any other Debtor or non-debtor affiliate.

Additionally, WorldCom was obligated under its $1,600,000,000 Revolving Credit Agreement, dated as of June 8, 2001, among WorldCom, as borrower, and Bank of America, N.A. and JPMorgan Chase Bank (as successor to The Chase Manhattan Bank), as co-administrative agents, and several banks and other financial institutions, as lenders (the “Revolving Credit Facility”). The aggregate amounts outstanding as of the Commencement Date approximate $52 million in letters of credit. Obligations due under the Revolving Credit Facility are unsecured obligations of WorldCom, Inc. and are not guaranteed by any other Debtor or non-debtor affiliate.

Certain of the Debtors were party to a $1,500,000,000 Receivables Financing Facility, dated as of May 23, 2002 (the “A/R Facility”), among certain subsidiaries of WorldCom, Inc. as originators (the “Originators”), MCI WORLDCOM Receivables Corporation (“Receivables Corp”) as seller, WorldCom, Inc., as servicer, JPMorgan Chase Bank as administrative agent, and several banks and financial institutions as purchasers and purchaser groups (the “Purchasing Banks”). Pursuant to the A/R Facility, the Originators sold all their receivables existing at the time and generated from time to time thereafter, together with all of such Originator’s rights with respect to such receivables to Receivables Corp, with such receivables concurrently purchased by the Purchasing Banks. The Originators had approximately $317.5 million outstanding under the A/R Facility as of the Commencement Date.

     2.    Prepetition Bond Debt

         a.    WorldCom, Inc. Bonds

As of the Commencement Date, an aggregate of approximately $24,728,100,760 in bonds of WorldCom, Inc. was outstanding. This amount is comprised of principal of $24,253,050,000 and $475,050,760 in interest accrued through the Commencement Date. None of these bonds are guaranteed or secured. These bonds were issued by WorldCom, Inc. prior to the MCI merger, and by MCI WorldCom, Inc. (n/k/a WorldCom, Inc.) after the merger. The following bonds are outstanding:

Prospectus Date (supplement date)	Indenture Date	Notes	Amount issued	Amount Outstanding (principal amount and accrued interest)
March 26, 1997	March 1, 1997	7.550% Senior Notes due 2004	$600,000,000	$613,841,667 ($600,000,000 / $13,841,667)

		7.750% Senior Notes due 2007	$1,100,000,000	$1,126,048,611 ($1,100,000,000 / $26,048,611)

		7.750% Senior Notes due 2027	$300,000,000	$307,104,167 ($300,000,000 / $7,104,167)

August 7, 1998	March 1, 1997	6.250% Senior Notes due 2003	$600,000,000	$616,250,000 ($600,000,000 / $16,250,000)

		6.400% Senior Notes due 2005	$2,250,000,000	$2,312,400,000 ($2,250,000,000 / $62,400,000)

		6.950% Senior Notes due 2028	$1,750,000,000	$1,802,704,167 ($1,750,000,000 / $52,704,167)

May 12, 2000 (May 19, 2000)	April 12, 2000	7.875% Senior Notes due 2003	$1,000,000,000	$1,014,437,500) ($1,000,000,000 / $14,437,500)

		8.000% Senior Notes due 2006	$1,250,000,000	$1,268,333,333 ($1,250,000,000 / $18,333,333)

		8.250% Senior Notes due 2010	$1,250,000,000	$1,268,906,250 ($1,250,000,000 / $18,906,250)

December 19, 2000 (private sale transaction)	April 12, 2000	7.375% Remar- ketable Securities (DRS) due 2003	$1,000,000,000	$1,038,309,028 ($1,000,000,000 / $38,309,028)

		7.375% Senior Notes due 2006	$1,000,000,000	$1,038,104,167 ($1,000,000,000 / $38,104,167)

May 9, 2001	April 12, 2000	6.500% Senior Notes due 2004	$1,500,000,000	$1,517,875,000 ($1,500,000,000 / $17,875,000)

		7.500% Senior Notes due 2011	$4,000,000,000	$4,055,000,000 ($4,000,000,000 / $55,000,000)

		8.250% Senior Notes due 2031	$4,600,000,000	$4,669,575,000 ($4,600,000,000 / $69,575,000)

		6.750% Senior Notes due 2008	$1,264,500,000	$1,280,167,675 ($1,264,500,000 / $15,167,675)

		7.250% Senior Notes due 2008	$788,550,000	$799,044,196 ($788,550,000 / $10,494,196)

         b.    MCI Bonds

As of the Commencement Date, an aggregate of approximately $2,650,084,583 in bonds of MCIC was outstanding. This amount is comprised of principal of $2,590,000,000 and $60,084,583 in interest accrued through the Commencement Date. None of these bonds are guaranteed or secured. All of these bonds were issued by MCIC prior to the consummation of the merger with WorldCom and remained obligations of MCIC after the merger. The following bonds are outstanding:

Prospectus Date (supplement date)	Indenture Date	Notes	Amount issued	Amount Outstanding (principal amount and accrued interest)
August 6, 1992	October 15, 1989	7.500% Senior Notes due 2004	$400,000,000	$412,583,333 ($400,000,000 / $12,583,333)

January 6, 1993	October 15, 1989	8.250% Senior Notes due 2023	$200,000,000	$208,295,833 ($200,000,000 / $8,295,833)

March 3, 1993	October 15, 1989	7.750% Senior Notes due 2024	$240,000,000	$246,510,000 ($240,000,000 / $6,510,000)

March 9, 1994	October 15, 1989	7.750% Senior Notes due 2025	$450,000,000	$461,431,250 ($450,000,000 / $11,431,250)

February 17, 1995 (August 6, 1996)	February 17, 1995	6.950% Senior Notes due 2006	$300,000,000	$309,035,000 ($300,000,000 / $9,035,000)

February 17, 1995 (June 19, 1996)	February 17, 1995	7.125% Senior Notes due 2027	$500,000,000	$503,562,500 ($500,000,000 / $3,562,500)

October 4, 1996 (April 17, 1998)	February 17, 1995	6.500% Senior Notes due 2010	$500,000,000	$508,666,667 ($500,000,000 / $8,666,667)

In addition, MCIC issued $750,000,000 8.00% Junior Subordinated Deferrable Interest Debentures (“QUIDs”) on or about May 20, 1996. The QUIDs were sold to MCI Capital I, a non-debtor, in connection with the issuance of the 8.00% Cumulative Quarterly Income Preferred Securities (“QUIPs”) issued by MCI Capital I. See III. B.3. Under limited circumstances, certain payment obligations under the QUIPs are guaranteed by MCIC and WorldCom and are subordinate and junior in right of payment to all senior debt issued by MCIC and WorldCom, respectively.

         c.    Intermedia Bonds

As of the Commencement Date, an aggregate of approximately $1,201,283,692 in bonds of Intermedia was outstanding. This amount is comprised of principal of $1,185,962,008 and $15,321,684 in interest accrued through the Commencement Date. None of these bonds are guaranteed or secured. These bonds were issued by Intermedia prior to its acquisition by WorldCom, and remained obligations of Intermedia after the merger. The following bonds are outstanding:

Prospectus Date	Indenture Date	Notes	Amount issued	Amount Outstanding (principal amount and accrued interest)
Private Sale July 9, 1997	July 9, 1997	11.250% Senior Discount Notes due 2007	$649,000,000	$361,720,958 ($361,044,000 / $676,958)

Private Sale October 30, 1997	October 30, 1997	8.875% Senior Notes due 2007	$260,250,000	$119,110,694 ($116,807,000 / $2,303,694)

Prospectus Date	Indenture Date	Notes	Amount issued	Amount Outstanding (principal amount and accrued interest)
Private Sale December 23, 1997	December 23, 1997	8.500% Senior Notes due 2008	$400,000,000	$129,325,616 ($123,885,000 / $5,440,616)

June 29, 1998	May 27, 1998	8.600% Senior Notes due 2008	$500,000,000	$200,953,952 ($198,582,000 / $2,371,952)

April 29, 1999	February 24, 1999	9.500% Senior Notes due 2009	$300,000,000	$127,103,465 ($122,575,000 / $4,528,465)

April 29, 1999	February 24, 1999	12.250% Senior Subordinated Discount Notes due 2009	$364,000,000	$263,069,008[5] ($263,069,008 / $0)

    3.     Equity

After June 7, 2001, WorldCom’s common stock (collectively, “WorldCom Common Stock”) consisted of two separate trading stocks: WorldCom Group common stock, which was intended to reflect the performance of WorldCom’s data, Internet, international business, and commercial voice businesses, and MCI Group common stock, which was intended to reflect the performance of WorldCom’s consumer, small business, wholesale long distance voice and data, wireless messaging, and dial-up Internet access businesses.

Prior to the Commencement Date, WorldCom intended to consolidate its two trading stocks. As of the close of regular trading on July 12, 2002, each outstanding share of MCI Group common stock would have been converted to 1.3594 shares of WorldCom Group common stock. At the request of the Securities and Exchange Commission (“SEC”), the conversion was postponed. Pursuant to the Bankruptcy Court’s order of July 22, 2002, the conversion was stayed.

As of June 30, 2002, there were approximately 2,962,860,513 shares of WorldCom Group common stock issued and outstanding held by approximately 62,772 holders of record and approximately 118,324,994 shares of MCI Group common stock issued and outstanding held by approximately 52,036 holders of record. In addition, as of December 31, 2001, the QUIPS issued by MCI Capital I, a non-debtor, were outstanding. The QUIPS have an aggregate principal amount of $750,000,000, representing 30 million shares.

Prior to July 29, 2002, WorldCom Group common stock, MCI Group common stock, and the QUIPS traded on the NASDAQ under the symbols “WCOME”, “MCITE”, and “MCICE”, respectively. As of July 30, 2002, WorldCom Group common stock, MCI Group common stock and the QUIPS traded in the over-the-counter market on “pink sheets” under the symbols WCOEQ, MCWEQ and MCPEQ, respectively.

WorldCom issued and has outstanding several classes of preferred stock issued in connection with the Intermedia merger. As of June 30, 2002, there were 53,722 shares of WorldCom’s Series D junior preferred stock issued and outstanding which were held by approximately 51 holders of record, 64,047 shares of Series E junior preferred convertible preferred stock issued and outstanding which were held by approximately 129 holders of record, and 79,600 shares of Series F junior preferred convertible stock issued and outstanding which were held by approximately 305 holders of record. In addition, Intermedia issued and has outstanding approximately 587,464 shares of 13.5% Series B redeemable exchangeable preferred stock due 2009. Intermedia also issued and has outstanding 70,750 shares of junior preferred stock which are held by WorldCom, Inc.

5	The accreted value of 12.250% Senior Subordinated Notes as of the Commencement Date was approximately $263,069,008. The face value of Intermedia 12.250% Senior Subordinated Discount Notes is $318,225,000.

IV.    EVENTS PRIOR TO THE COMMENCEMENT OF THE CHAPTER 11 CASES

In recent years, the telecommunications industry has experienced significant turmoil. Competition in the telecommunications industry increased dramatically in all areas of the telecommunications services market and increased competition from new entrants and ILECs led to overcapacity in the market, thereby adversely affecting supply and demand. This adverse effect led to depressed pricing and lowered profitability. The financial difficulties experienced by industry participants resulted in the recent and well-publicized failure of a number of telecommunications companies.

Confronting a weak national and global economy and problems affecting the telecommunications industry, in early 2002 WorldCom commenced a restructuring process in order to enhance its operational efficiency and address its overall liquidity needs. The key aspects of the action plan involved: (i) concentrating primarily on the Company’s core businesses, (ii) taking aggressive steps to rationalize the existing cost structure, (iii) accelerating the process of divesting non-core business assets, and (iv) seeking to restructure scheduled maturities of debt and other obligations.

The financial difficulties of the telecommunications sector also severely impacted available capital. The failure of a number of telecommunications companies, compounded by the recessionary state of the national and global economy, interfered with WorldCom’s ability to access capital markets in the first half of 2002. The following issues also contributed to a loss of investor confidence and precipitated the chapter 11 filing: (i) the Company’s relationship with former CEO Bernard J. Ebbers, (ii) the June 25, 2002 accounting announcement and aftereffects, (iii) the SEC investigation and appointment of the Corporate Monitor, (iv) securities litigation and related claims, and (v) the prepetition actions of WorldCom’s bank lenders.

A.     RELATIONSHIP WITH FORMER CEO BERNARD J. EBBERS

From shortly after WorldCom’s inception until April 29, 2002, Bernard J. Ebbers served as WorldCom’s Chairman of the Board of Directors, President and Chief Executive Officer (“CEO”). Beginning on or about September 1995, Ebbers and companies under his control entered into various loan agreements with Bank of America, N.A. (or its predecessors in interest). Between 1995 and early 2000, Ebbers or companies under his control borrowed a total of over $296 million from Bank of America, N.A. These loans were used to fund purchases of Intermarine Savannah Shipyard (“Intermarine”), a yacht construction and repair business located in Georgia, the Douglas Lake Ranch (“Douglas Lake”) located in Canada, Joshua Holdings (“Joshua”), a timber venture located in several southeastern states, and other interests. In addition, Ebbers became obligated under a Bank of America, N.A. letter of credit in the amount of $45.6 million issued in connection with a donation to his alma mater, Mississippi College. In connection with these transactions, Ebbers pledged approximately 11 million shares of WorldCom Common Stock. In addition, to secure his obligations incurred in connection with acquisitions of interests in the above-referenced businesses and other transactions, Ebbers pledged several million shares of WorldCom Common Stock and certain assets to Citicorp USA, Inc.

Beginning in the Spring of 2000 and continuing through April 2002, Ebbers requested that WorldCom loan funds to him and/or guarantee loans he had made to other institutions in response to margin calls being made by such institutions following declines in the value of WorldCom Common Stock. In response to his requests, the Compensation and Stock Option Committee (the “Compensation Committee”) of WorldCom’s Board of Directors approved loans to Ebbers of $100 million in 2000 and an additional $65 million on January 30, 2002, for a total of approximately $165 million. The Compensation Committee also agreed to guarantee a $150 million loan by the Bank of America, N.A. to Ebbers, and the $45.6 million letter of credit. The Compensation Committee approved these loans and guarantees following a determination that it was in the best interest of WorldCom and its shareholders to avoid forced sales by Ebbers of his WorldCom Common Stock. WorldCom’s Board of Directors subsequently ratified the loans and guarantees. Following further declines in the closing price of the WorldCom Common Stock through early February 2002, the Company made aggregate payments of approximately $198.7 million to repay all of the outstanding debt guaranteed by the Company and deposited approximately $36.5 million with the Bank of America, N.A. to collateralize the letter of credit.

On April 2, 2002, WorldCom and Ebbers entered into a letter agreement (the “Ebbers Pledge Agreement”) whereby Ebbers (i) indemnified WorldCom against any losses incurred in respect of the loans and guarantees provided by WorldCom, (ii) pledged approximately 10 million shares of WorldCom Common Stock (representing all of Ebbers’ unencumbered shares in WorldCom) to secure his obligations, and (iii) gave WorldCom security interests in Ebbers’ equity in Intermarine, Douglas Lake, and Joshua.

On April 29, 2002, in connection with Ebbers’ resignation from WorldCom, Ebbers’ obligations to WorldCom under the various loan and guarantee agreements were consolidated into a single promissory note, which replaced the former notes and agreements. The aggregate principal amount loaned by the Company to Ebbers totaled $408.2 million (the “Ebbers Loan”). The principal amount of the Ebbers Loan is subject to payment over five years on the following schedule: $25 million on April 29, 2003; $25 million on April 29, 2004; $75 million on April 29, 2005; $100 million on April 29, 2006; and the remaining principal on April 29, 2007. Ebbers is obligated to pay interest on the outstanding balance, compounded monthly, on each repayment date at a fluctuating interest rate equal to that under one of the WorldCom’s credit facilities, which was 2.32% per year as of April 29, 2002.

On April 30, 2003, WorldCom provided Ebbers a notice of Event of Default (as defined in the Ebbers Loan documents) due to Ebbers’ failure to make a scheduled $25 million payment on April 29, 2003 under the Ebbers’ Loan.

B.    THE JUNE 25, 2002 ACCOUNTING ANNOUNCEMENT AND AFTEREFFECTS

On June 25, 2002, the Company announced that, as a result of an internal audit of the Company’s capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.055 billion during 2001 and $797 million during the first quarter of 2002 were not made in accordance with generally accepted accounting principles (GAAP). Upon discovery of the accounting improprieties, WorldCom promptly reported these matters to the SEC. The Company also promptly notified its recently engaged external auditors, KPMG LLP to undertake a comprehensive audit of the Company’s financial statements for 2000, 2001, and 2002. The Company also notified Arthur Andersen LLP (“Andersen”), which had audited the Company’s financial statements for 2001 and prior years and had reviewed such statements for the first quarter of 2002, promptly upon discovering these improperly reported amounts. On June 24, 2002, Andersen advised WorldCom that, in light of the inappropriate transfers of line costs, Andersen’s audit report on the Company’s financial statements for 2001 and Andersen’s review of the Company’s financial statements for the first quarter of 2002 could not be relied upon.

The June 25, 2002 announcement precipitated a significant decline in the share price of WorldCom Common Stock and subsequent decreases in the credit ratings for WorldCom’s long-term debt. These events resulted in a loss of investor confidence, which created additional pressure upon the credit rating of WorldCom and significantly affected its ability to raise capital.

As a result of the June 25 announcement, notices of default or termination were sent to WorldCom, Inc. by the lenders under the 364-Day Facility, the Revolving Credit Facility, and the A/R Facility.

C.    SEC INVESTIGATION AND APPOINTMENT OF CORPORATE MONITOR

Following WorldCom’s June 25, 2002 announcement, various criminal and regulatory investigations were initiated by the U.S. Department of Justice, several state regulatory agencies, the SEC, and the U.S. Congress. These investigations are ongoing. WorldCom is cooperating fully in each of these inquiries.

     1.    SEC Complaint Against WorldCom

On June 26, 2002, the SEC filed suit (the “SEC Lawsuit”) in the U.S. District Court for the Southern District of New York (the “District Court”) against WorldCom, for violations of sections 10(b) and 13(a) of the

Securities Exchange Act of 1934 (“Exchange Act”) and SEC Rules 10b-5, 12b-20, 13a-1, and 13a-13, alleging that from at least the first quarter of 2001 through the first quarter of 2002, WorldCom defrauded investors by disguising its true operating performance via improper accounting methods that materially overstated its income by approximately $3.8 billion. The complaint sought orders preventing the destruction of pertinent records as well as any “extraordinary” payments by WorldCom to present or former executives, permanent injunctive relief, civil penalties, and the appointment of a monitor to assure compliance with the relief sought. On November 26, 2002, the Company consented to the entry of a permanent injunction that partially resolved the claims asserted in the SEC Lawsuit. The injunction imposes certain ongoing obligations on WorldCom and permits the SEC to seek a civil penalty from the Company in the future. See Section V.D.

Also on June 26, 2002, the SEC directed WorldCom to provide information describing the facts and circumstances underlying the events relating to the June 25 announcement. On July 1, 2002, WorldCom filed its responsive statement with the SEC, which was subsequently revised on July 8, 2002.

     2.    Appointment of Corporate Monitor

On June 28, 2002, the District Court entered a Stipulation and Order providing for the appointment of a Corporate Monitor. On July 3, 2002, the District Court appointed Richard C. Breeden, former Chairman of the SEC, as Corporate Monitor with the consent of the SEC and WorldCom.

As set forth in the June 28, 2002 order and subsequent orders entered by the District Court, the Corporate Monitor is charged with overseeing the document retention policies of WorldCom and has responsibility to prevent unjust enrichment as a result of the conduct alleged in the SEC’s complaint and to ensure that WorldCom’s assets are not dissipated by payments that are not necessary to the operation of WorldCom’s business. Approval of the Corporate Monitor is required for all compensation and similar payments to employees and any outside professional or advisor, including ensuring that no extraordinary payment is made to any present or former WorldCom director, present or former officer who holds or formerly held a position at or above the level of vice-president, or any person currently or formerly employed within WorldCom’s financial reporting or accounting functions. In furtherance of the Corporate Monitor’s performance of these duties, WorldCom was directed to cooperate with the Corporate Monitor in full and make its books, records, and accounts available to the Corporate Monitor.

WorldCom continues to cooperate with the Corporate Monitor in compliance with the orders of the District Court and the Bankruptcy Court’s order of July 22, 2002, authorizing the Debtors to pay the Corporate Monitors’ fees and expenses.

     3.    Investigation by the Special Committee of the WorldCom Board of Directors

Immediately after the June 25 announcement, WorldCom took several steps to restore investor and customer confidence and to maintain its liquidity. WorldCom’s Board of Directors retained the law firm of Wilmer, Cutler & Pickering as its counsel to conduct an independent investigation of the circumstances giving rise to the June 25 announcement. On July 21, 2002, the WorldCom Board of Directors established a Special Investigative Committee to conduct the investigation, using Wilmer, Cutler & Pickering as counsel. See Section V. C.

D.    SECURITIES LITIGATION AND RELATED CLAIMS

WorldCom and various current and former officers, directors and advisors have been named as defendants in a number of lawsuits alleging violations of federal and state securities laws and related claims. These actions generally allege that the defendants made materially misleading statements exaggerating WorldCom’s financial results in violation of securities laws.

Securities Litigation Arising from the Restatement.    Beginning on April 30, 2002, various groups of plaintiffs filed in excess of 60 complaints, purportedly on behalf of certain WorldCom shareholders and bondholders or classes thereof in federal courts in California, Minnesota, Mississippi, Missouri, and New York, and in state courts in California, Florida, Georgia, Illinois, Montana, New York, Ohio, Tennessee, and West Virginia. Several non-class action lawsuits were brought on behalf of individuals or small groups of shareholders in federal courts in Mississippi and Virginia and in state courts in Mississippi and Texas. All the cases filed initially in state court have been removed or are in the process of being removed to the federal courts for the districts in which they were filed. One derivative suit was filed in the federal court in New York. The complaints, which name as defendants WorldCom, various current and former WorldCom officers and directors, and, in some cases, WorldCom’s former auditors and underwriters, generally allege that defendants misstated WorldCom’s earnings in WorldCom’s public filings and failed properly to account for goodwill and other intangible assets in connection with numerous acquisitions. The majority of these actions assert claims under sections 10(b) and 20(a) of the Exchange Act and SEC Rule 10b-5. Certain bondholder actions assert claims for violation of section 11 of the Securities Act. Certain of the state court actions allege state law claims.

On August 15, 2002, the District Court entered an order consolidating the cases in that district and appointing a lead plaintiff. On October 8, 2002, the Judicial Panel on Multidistrict Litigation (the “Panel”) issued an order transferring 39 cases arising under the federal securities laws and ERISA to the District Court for consolidated or coordinated pretrial proceedings. Since then, the Panel has entered final orders transferring 18 additional cases to the District Court, and conditional orders that have not yet become final transferring 13 more cases to the District Court. Defendants have advised the Panel of additional cases that should be transferred to the District Court. On March 3, 2003, the District Court denied a motion to remand one of the consolidated cases to New York state court.

On October 11, 2002, the lead plaintiff filed a consolidated amended complaint that asserting claims under sections 11 and 15 of the Securities Act, sections 10(b) and 20(a) of the Exchange Act, and SEC Rule 10b-5. On December 13, 2002, defendants moved to dismiss certain counts of the amended complaint pursuant to Fed.R.Civ.P. 9(b) and 12(b)(6) and the Private Securities Litigation Reform Act of 1995, 15 U.S.C. § 78u-4(b), asserting that the complaints failed to plead facts showing that WorldCom directors were involved in the alleged fraud, either directly or as control persons through their roles as members of the Board.

ERISA Litigation Arising from the Restatement.    On March 18, 2002, one current and one former employee filed suit in federal court in California against WorldCom and two of its former executive officers on behalf of a putative class of participants in the WorldCom 401(k) plan and its predecessor plans, claiming that defendants breached their fiduciary duties under the Employee Retirement Income Security Act (“ERISA”) with respect to the administration of the plans by, among other things, misrepresenting WorldCom’s financial results and by allowing plan participants to continue to invest in WorldCom stock as one of their plan options. Following WorldCom’s June 25, 2002 restatement announcement, participants in 401(k) plans for WorldCom and various affiliates filed approximately 15 additional putative class action suits against WorldCom and certain of its executive officers in federal courts in New York, Mississippi, Florida, Oklahoma, and the District of Columbia.

On September 18, 2002, the District Court entered an order consolidating the cases pending in the Southern District of New York, and thereafter designated lead plaintiffs for the consolidated cases. Thereafter, the Panel entered final orders transferring 15 additional cases to the District Court for consolidated or coordinated pretrial proceedings. On December 20, 2002, the lead plaintiffs filed a consolidated amended complaint alleging that defendants breached their fiduciary duties under ERISA and seeking damages and other relief. The complaint seeks to certify a class of persons who participated in the WorldCom 401(k) plan and certain predecessor plans during the period from September 14, 1998 to the present. On January 24, 2003, defendants filed motions to dismiss the amended complaint pursuant to Fed.R.Civ.P. 8(a), 9(b), and 12(b)(6), asserting that the complaint failed to allege that the individual defendants were ERISA fiduciaries of the 401(k) Salary Savings Plan and, therefore, cannot be liable for fiduciary breach claims.

Third Quarter 2000 Securities Litigation.    In November 2000, class action complaints were filed in federal courts in Mississippi, New York, and the District of Columbia against WorldCom and some of its executive officers. The cases were consolidated in the U.S. District Court for the Southern District of Mississippi and, in June 2001, the plaintiffs filed an amended complaint alleging, among other things, that WorldCom’s financial disclosures and statements regarding the integration of MCI, the success of UUNet, and the expansion of WorldCom’s network were misleading. On March 29, 2002, the district court entered an order dismissing all claims with prejudice. On April 4, 2002, plaintiffs appealed the judgment to the U.S. Court of Appeals for the Fifth Circuit. On September 23, 2002, plaintiffs moved the district court for relief from judgment with respect to the individual defendants based on new evidence. On March 6, 2003, the district court denied this motion. Plaintiffs have appealed this motion.

MCI-BT Securities Litigation.    In August 1997, three complaints were filed in the U.S. District Court for the District of Columbia as class actions on behalf of purchasers of MCI shares. In April 1998, the cases were consolidated and, in May 1998, the plaintiffs filed a consolidated amended complaint seeking damages and other relief and alleging, on behalf of purchasers of MCI’s shares between July 11, 1997 and August 21, 1997, inclusive, that MCI and some of its officers and directors had failed to disclose material information about MCI, including that MCI was renegotiating the terms of the MCI-BT merger agreement. On May 3, 2002, the district court denied the defendants’ motion to dismiss. On February 12, 2003, the district court issued a decision granting plaintiffs’ motion for class certification.

Other Investigations.    In addition, following WorldCom’s June 25, 2002 announcement, various investigations have been initiated by the U.S. Attorney’s Office for the Southern District of New York, the U.S. Department of Labor, several state agencies, and the U.S. Congress. These investigations are ongoing. WorldCom is cooperating fully in those inquiries.

Pursuant to section 510(b) of the Bankruptcy Code, Securities Litigation Claims are subordinated. Accordingly, the holders of these Claims will not receive anything under the Plan. See Section VI. B.10.

E.    THE PREPETITION ACTIONS OF WORLDCOM’S BANK LENDERS

In May-June 2002, WorldCom was in the process of negotiating a revised credit facility with the Banks in order to address its financing needs. In addition, WorldCom began considering a potential restructuring of its long-term debt obligations because of, among other things, WorldCom’s 2001 and first quarter 2002 earnings disappointments, an investigation of the Company initiated by the SEC in March 2002, the recent and well-publicized failure of a number of telecommunications companies, and the recessionary state of the national and global economy. These developments had unnerved investors and all but foreclosed the capital markets as a source of additional funds for WorldCom. Also during this period, the price of WorldCom Common Stock declined precipitously.

In May 2002, WorldCom drew all funds available under the 364-Day Facility and converted the loan to a one-year note as permitted under the terms of the facility. On July 12, 2002, following the June 25 announcement, the lenders under the 364-Day Facility filed a complaint in the New York Supreme Court seeking a temporary restraining order and preliminary injunction to prevent WorldCom from “transferring, using, concealing or otherwise dissipating” the amounts drawn down by WorldCom under the facility (the “Constructive Trust Claim”). The complaint requested the imposition of a constructive trust over, and payment of damages equal to, the proceeds of the loan. Following the denial of the lenders’ request for a temporary restraining order, WorldCom removed the case to the District Court. On July 18, 2002, the parties entered into a “Stipulation and Settlement” which preserved certain of the parties’ rights and interests. The action was automatically stayed as a result of the commencement of the Chapter 11 Cases.

In addition, on June 28, 2002, a termination notice was sent to WorldCom by the purchasing banks under the A/R Facility. In furtherance thereof, the purchasing banks exercised their rights to begin collecting the receivables in order to pay down outstanding debt on the A/R Facility. The unwinding of the A/R Facility precluded WorldCom from monetizing its receivables, thereby depriving the Company of liquidity necessary to operate its businesses. As a result of the termination notice, the purchasing banks under the A/R Facility collected receivables of approximately $979 million prior to the Commencement Date which otherwise would have been available to fund the WorldCom operations. The remaining debt outstanding on the A/R Facility was satisfied shortly after the filing of the Chapter 11 Cases utilizing collected receivables and proceeds from the DIP Facility (as defined below). See Section V. B.3.

The constraints on the Company’s liquidity after the June 25 announcement required the Company to provide enhanced support to its foreign subsidiaries, where local laws necessitated increasing assurance of financial stability to regulators and local creditors. Moreover, in the context of the June 25 announcement and media reports, vendors significantly tightened or declined to extend credit terms. As a result, the Company’s ability to operate in the ordinary course of business became significantly impaired.

In light of the above-mentioned circumstances, the Company pursued financing options and alternative sources of liquidity including merger prospects. Given the lack of available financing, and anticipating forecasted liquidity constraints on the horizon, WorldCom’s Board of Directors determined that it was in the best interest of the Company, its creditors, its customers and its employees to pursue restructuring alternatives in chapter 11. WorldCom commenced the Chapter 11 Cases to enable it to obtain financing for its day-to-day operations and to pursue a restructuring that would result in a significant de-leveraging of its capital structure and the elimination of underperforming or non-core assets.

V.    EVENTS DURING THE CHAPTER 11 CASES

On July 21, 2002 (the “Commencement Date”) and November 8, 2002, WorldCom, Inc. and 221 of its direct and indirect domestic subsidiaries commenced the Chapter 11 Cases. A list of the Debtors that commenced Chapter 11 Cases is annexed as Exhibit A to the Plan. The Debtors continue to operate their businesses and manage their properties as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

The following is a brief description of certain major events that have occurred during the Chapter 11 Cases.

A.    CREDITORS’ COMMITTEE

On July 29, 2002, the United States Trustee for the Southern District of New York (the “US Trustee”), pursuant to section 1102(a)(1) of the Bankruptcy Code, appointed a fifteen-member committee to represent the interests of unsecured creditors of the Debtors (the “Committee”). The current members of the Committee are set forth below:

COMMITTEE MEMBERS

Metropolitan West Asset Management LLC	Cerberus Capital Management, L.P.
11766 Wilshire Blvd. Suite 1580	450 Park Avenue, 28th Floor
Los Angeles, CA 90025	New York, NY 10022

Blue River, LLC	ESL Investments
360 East 88th Street, Suite 2D	1 Lafayette Place
New York, NY 10128	Greenwich, CT 06830

Electronic Data Systems Corporation	Law Debenture Trust Company of New York
5400 Legacy Drive	as Indenture Trustee
Mail Stop: H3-3A-05	767 Third Avenue
Plano, TX 75204	New York, NY 10017

Elliott Management Corp.	ABN AMRO Bank N.V.
712 Fifth Avenue	55 East 52nd Street, 32nd Floor
New York, NY 10019	New York, NY 10055

Metropolitan Life Insurance Company	New York Life Investment Management LLC
334 Madison Avenue	51 Madison Avenue
Convent Station, NJ 07961	New York, NY 10010

Sun Trust Bank, as Indenture Trustee	Deutsche Bank AG
225 E. Robinson Street, Suite 250	31 West 52nd Street
Orlando, FL 32801	New York, NY 10019

Wilmington Trust Company, as Indenture Trustee	AOL Time Warner, Inc.
1100 North Market Street	75 Rockefeller Plaza
Wilmington, Delaware 19890	New York, NY 10019
– and –
520 Madison Avenue, 33rd Floor
New York, NY 10022

Since the Committee’s formation, the Debtors have regularly consulted with the Committee and its professionals concerning the administration of the Chapter 11 Cases. The Debtors have kept the Committee and its professionals informed with respect to their operations and have sought the concurrence of the Committee for actions and transactions outside of the ordinary course of the Debtors’ business. The Committee and its professionals have participated actively, together with the Debtors’ management and professionals, in, among other things, reviewing the Debtors’ business operations, operating performance and business plan and negotiating the terms of the Plan. The Debtors and their professionals have generally met with the Committee and its professionals on a monthly basis during the Chapter 11 Cases.

B.    STABILIZATION OF BUSINESS

During the initial stages of the Chapter 11 Cases, the Debtors devoted substantial efforts to stabilizing their operations and restoring their relationship with employees, trade creditors and utilities that had been harmed by the commencement of the Chapter 11 Cases.

     1.    Filing and First Day Orders

On July 21, 2002, WorldCom, Inc. and 178 of its Debtor subsidiaries filed their petitions under chapter 11 of the Bankruptcy Code. On July 22, 2002, the Bankruptcy Court approved certain orders designed to minimize the disruption of the Debtors’ business operations and to facilitate their reorganization. Certain of the orders were entered on an interim basis; all such interim orders were entered as final relief at a later date.

Case Administration Orders.    These orders: (i) authorized joint administration of the Chapter 11 Cases, (ii) established interim compensation procedures for professionals, (iii) granted an extension of the time to file the Debtors’ schedules and statements of financial affairs, and (iv) authorized certain notice procedures.

Payments on Account of Certain Prepetition Claims.    The Bankruptcy Court authorized the payment of certain prepetition: (i) wages, compensation, and employee benefits, (ii) sales and use taxes and regulatory fees on an interim basis, (iii) obligations owed to critical vendors, and (iv) obligations owed to foreign creditors on an interim basis. In addition, the Debtors were authorized to honor certain prepetition customer obligations and continue certain customer related practices.

Business Operations.    The Bankruptcy Court authorized the Debtors to (i) continue prepetition premium obligations under workers’ compensation insurance policies and all other insurance policies, (ii) maintain existing bank accounts and business forms, (iii) continue their existing centralized cash management system on an interim basis, (iv) continue their current investment policy on an interim basis, and (v) provide adequate assurance to utility companies on an interim basis.

On November 8, 2002, 43 additional affiliates of WorldCom, Inc. filed their chapter 11 petitions. The Debtors believe most of these affiliates are inactive. Those cases are being jointly administered with the Debtors’ other chapter 11 cases. On November 26, 2002, the Bankruptcy Court entered an order rendering certain relief authorized in the original Debtors’ chapter 11 cases applicable to these additional Debtors.

     2.    Adequate Assurance to Utility and Telecommunications Providers

On the Commencement Date, the Debtors filed a motion seeking Bankruptcy Court approval of procedures to provide adequate assurance of payment to utility companies (the “Utility Procedures”). On July 22, 2002, the Bankruptcy Court entered an order approving the Utility Procedures and providing that utility companies had approximately 15 days in which to file objections to the adequate assurance proposed by the Debtors.

The Debtors received over 120 objections to the proposed Utility Procedures. Parties seeking adequate assurance included the ILECs as well as numerous other telecommunications providers. The objecting entities requested, inter alia, deposits, liens, superpriority claims, letters of credit, prepayments, expedited payment terms, and escrow accounts.

On August 12 and 14, 2002, the Bankruptcy Court conducted hearings on the proposed Utility Procedures. On August 14, 2002, the Bankruptcy Court concluded that all entities requesting adequate assurance would be adequately assured of payment for future services without the need for deposits or further security, prepayments or advances or the granting of liens. Further, the Bankruptcy Court instituted certain expedited procedures, as modified by the Debtors following negotiations with many of the objecting utility companies, for the resolution of postpetition payment disputes. In order to minimize the risk to the utility companies, the Bankruptcy Court also provided utility companies with a junior superpriority administrative expense claim with respect to claims arising from the provisions of utility services after August 14, 2002. Such claims are junior to claims of the DIP Facility lenders and intercompany junior superpriority intercompany claims granted by the Bankruptcy Court in its October 15, 2002 order approving the DIP Facility. See Section V.B.3.

     3.    The DIP Facility

To facilitate the establishment of normal vendor relations, provide confidence to the marketplace and address liquidity concerns, prior to the commencement of the Chapter 11 Cases the Debtors negotiated an agreement to arrange up to $2 billion in Debtor-in-Possession financing (the “DIP Facility”), for which the Debtors had commitments of $750 million.

Interim approval of the DIP Facility was granted on July 22, 2002 and in connection therewith, the Debtors immediately drew funds to address the requirement by the DIP Facility lenders, some of whom were participating banks in the A/R Facility, that the remaining balances under the A/R Facility be repaid. All amounts initially drawn were repaid shortly thereafter. A DIP Facility in the amount of $1.1 billion ultimately was approved by the Bankruptcy Court on October 15, 2002. The DIP Facility provided the Debtors and parties in interest assurance that the Debtors would be able to operate normally while focusing on the chapter 11 restructuring process. Other than the Debtors’ drawings in the initial days of the Chapter 11 Cases, the Debtors have had no outstanding borrowings under the DIP Facility, except for limited obligations in respect of letters of credit.

Pursuant to the order approving the DIP Facility, and in response to various issues raised by creditors, the Debtors agreed to provide additional reporting to the Committee of postpetition intercompany transfers. The Debtors agreed that all intercompany transfers would be junior superpriority claims and bear an interest rate at the average prevailing non-default rate under the DIP Facility until its repayment.

     4.    Employee Relations

         a.    Payment of Prepetition Amounts Due to Employees

Prior to the Commencement Date, WorldCom determined that a substantial reduction of its workforce was a necessary component of the Company’s efforts to reduce its existing cost structure. WorldCom terminated or provided notice of termination to approximately 12,800 employees in the four months preceding the Commencement Date. Due to the manner in which severance benefits may be paid over time under WorldCom’s severance policy, and especially because of the Debtors’ liquidity crisis immediately prior to the filing of the Chapter 11 Cases, many terminated employees were owed substantial levels of severance benefits at the time of the chapter 11 filings. By Order dated October 1, 2002, WorldCom obtained authority to pay approximately $36.0 million in remaining severance obligations to the employees terminated in the months preceding the Commencement Date.

On the Commencement Date, WorldCom filed a motion seeking authority to pay its current employees substantially all prepetition wages and to continue certain prepetition employee compensation and benefit programs. WorldCom filed the motion in recognition of the importance of limiting the impact of the chapter 11 filing on their active employees. On July 22, 2002, the Bankruptcy Court approved the relief requested in the employee compensation motion. The Bankruptcy Court also authorized the Debtors to make payments to recently terminated employees up to $4,650, the statutory priority claim afforded such employees.

In addition to the aforementioned Bankruptcy Court authority to continue general compensation programs with current employees, WorldCom maintains performance-based compensation programs designed to reward the efforts of employees and organization units reaching or exceeding predetermined quarterly goals. These supplemental compensation programs represent a central component of the compensation structure for many WorldCom employees. Due to the commencement of the Chapter 11 Cases, second quarter 2002 supplemental compensation payments due to be paid in August 2002 were not made because they represented prepetition earnings. As a result of the failure to make these payments, WorldCom experienced significant attrition among valuable employees. On December 17, 2002, the Bankruptcy Court approved WorldCom’s request to pay approximately $9 million earned under these supplemental compensation programs.

         b.    Key Employee Retention Program

On October 29, 2002, the Bankruptcy Court approved an employee retention program for key employees other than senior management. The retention program was designed to encourage key employees to remain with the Debtors by providing them special payments if they were still working for the Company on specific dates. The key employee retention program (“KERP”) was formulated by the Debtors in consultation with the Corporate Monitor and the Committee. The additional compensation consisted of a total of up to $25 million which was available to approximately 300 employees who had been identified as key to the Debtors’ business or restructuring efforts. Distributions were scheduled to be made in three installments, December 1, 2002, March 31, 2003 and 60 days after confirmation of a plan of reorganization. In addition, the KERP provided for a plan progress bonus to be earned if a chapter 11 plan was confirmed by December 2003 or earlier.

C.    MANAGEMENT AND BOARD CHANGES

On April 29, 2002, following Ebbers’ resignation, John W. Sidgmore, former President of MFS and UUNet and previously Vice Chairman of WorldCom, was elected Interim CEO of the Company. After the June 25 announcement, WorldCom announced the election of three new members of its Board of Directors, Nicholas deB. Katzenbach, Dennis R. Beresford, and C.B. Rogers, Jr. Mr. Katzenbach currently is a private attorney and previously served as Attorney General of the United States (1965-66), Under Secretary of State for the United States (1966-69), and Senior Vice President and General Counsel of IBM Corporation (1969-86). Mr. Beresford is a Professor of Accounting at the Terry College of Business, University of Georgia and previously served as

Chairman of the Financial Accounting Standards Board (1987-97). Mr. Rogers previously served as Chief Executive Officer (1989-95) and Chairman of Board of Directors (1995-99) of Equifax, Inc. The new Board members were appointed to the Special Investigative Committee of the Board of Directors.

Following the June 25 announcement, WorldCom terminated or accepted the resignation of various financial and accounting personnel, including its chief financial officer and its corporate controller. Beginning in September 2002, Mr. Sidgmore led an extensive search for a new CEO in cooperation with representatives of the Committee and the Corporate Monitor. After identifying more than two dozen potential prospects and narrowing that number through a screening and interview process, WorldCom’s Board of Directors unanimously elected Michael D. Capellas as the new Chairman and CEO of WorldCom.

On December 16, 2002, the District Court and the Bankruptcy Court approved the terms of Mr. Capellas’s employment, including the compensation arrangement approved by the Corporate Monitor and the Committee and the undertakings required by the Corporate Monitor. Mr. Capellas’s initial period of employment is four years and his initial annual salary is $1,500,000. He will receive a guaranteed bonus equal to 100% of base salary for the WorldCom’s 2003 fiscal year and the opportunity for bonuses at the same or higher rate for WorldCom’s 2004 and 2005 fiscal years upon satisfaction of target levels of Company performance. Mr. Capellas received a signing bonus of $2 million, provided, however, that such bonus is subject to repayment if he is terminated for cause or resigns without good reason before the end of the initial term. In addition, Mr. Capellas will be entitled to an initial equity award of restricted New Common Stock with a value of $12-18 million at the Effective Date. The initial equity award will vest ratably over a period of three years commencing on the date of issuance. Mr. Capellas is entitled to receive additional New Common Stock and grants of stock options in amounts as the Reorganized WorldCom Board of Directors may determine.

On December 17, 2002, all members of the Board of Directors who served prior to the Commencement Date announced their resignation. Only the recently appointed Board members, Messrs. Capellas, Katzenbach, Beresford, and Rogers, remain on the Board.

D.    SEC SETTLEMENT

During the Chapter 11 Cases, WorldCom cooperated with the investigation conducted in connection with the action filed by the SEC shortly after the June 25 announcement. In addition, WorldCom continued its own review of past financial statements. WorldCom’s ongoing internal review of its financial statements discovered additional accounting improprieties in reported pre-tax earnings. On August 8, 2002, WorldCom announced an additional $3.8 billion in required earning restatements and, on November 5, 2002, WorldCom announced that the restatement of earnings could be in excess of $9 billion. On the same day, the SEC filed an amended complaint that, among other things, widened the scope of the claims against WorldCom to account for these additional disclosures. Specifically, the SEC alleged that WorldCom engaged in undisclosed and improper accounting from early 1999 through the first quarter of 2002 and materially overstated its income by approximately $9 billion. The SEC also added a claim alleging violations of Section 17(a) of the Exchange Act.

On November 26, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved the claims asserted in the SEC Lawsuit. The injunction imposes certain ongoing obligations on the Company and permits the SEC to seek a civil penalty from WorldCom. The District Court has ordered that all discovery proceedings relating to the SEC’s claim for a civil penalty must be completed by May 30, 2003 and has scheduled a conference on June 11, 2003 to set a date for a hearing with respect to the potential penalty. At this juncture, the Debtors cannot assess the effect of any potential civil penalty on the recovery of creditors.

Under the terms of the permanent injunction, WorldCom agreed not to violate securities laws in the future, to provide reasonable training and education to its senior operational officers and financial reporting personnel to minimize the possibility of future violations, to conduct a review of the effectiveness of its material internal accounting control structure and policies, and that, following consideration of the Special Committee’s report, the Corporate Monitor will submit recommendations concerning WorldCom’s corporate governance and ethics policies.

On May 19, 2003, WorldCom, Inc. consented to a settlement in the SEC Lawsuit in which it agreed to the entry of a Final Judgment As to Monetary Relief (“Final Penalty Judgment”) that, among other things, finds WorldCom, Inc. liable to pay a civil penalty in the amount of $1,510,000,000 and disgorgement of $1.00. That Final Penalty Judgment provides, among other things, that (i) if the Plan is confirmed in the Chapter 11 Cases, then the Debtors’ obligation under the judgment shall be satisfied by the payment of $500,000,000 on the Effective Date; (ii) the Plan’s effectiveness is conditioned upon satisfaction of the Final Penalty Judgment or, if approval of the settlement is stayed on appeal, the setting aside of sufficient funds to satisfy the Final Penalty Judgment; (iii) in the event the terms of the settlement reflected in the Final Penalty Judgment are not approved by the Bankruptcy Court or if the SEC’s claim is subordinated or otherwise not accorded the treatment provided for in Final Penalty Judgment, the District Court will retain jurisdiction over the SEC Lawsuit for the purpose of ensuring that the SEC’s Claim is treated and paid in accordance with the terms of the Final Penalty Judgment, or, if necessary, for the purpose of holding a hearing to determine the amount of a civil penalty, if any, to be imposed. The Debtors understand that the proceeds of the Final Penalty Judgment will be deposited into a fund for distribution to certain bondholders and shareholders. The settlement is supported by the Committee.

The District Court will consider the settlement of the SEC Lawsuit after consideration of, among other things, written submissions by interested parties, which are due by June 6, 2003, and after further conference with the parties that is scheduled for June 11, 2003.

In addition, pursuant to the settlement, the Debtors will file a motion in early June 2003 under Bankruptcy Rule 9019 in the Bankruptcy Court seeking approval of the terms of the settlement reflected in the Final Penalty Judgment on at least 30 days’ notice. Notice will be sent to all persons and entities required to receive notices under Bankruptcy Rule 9019. Upon issuance of any order ruling on the settlement of the SEC Lawsuit, the Debtors will file a copy of such order with the Bankruptcy Court as Exhibit F to the Disclosure Statement. If you wish to obtain a copy of the motion seeking approval of the settlement of the SEC Lawsuit or any order ruling on the Final Penalty Judgment, you may visit the Bankruptcy Court’s official website, www.nysb.uscourts.gov. Please note that you must obtain an account from PACER to view the docket and download copies of the pleadings filed. Instructions for opening such an account can be found at the website. These documents as well as all pleadings filed in the Chapter 11 Cases also may be obtained free of charge by visiting the Debtors’ website, www.elawforworldcom.com.

E.    APPOINTMENT OF EXAMINER

On the Commencement Date, the US Trustee requested the appointment of an examiner pursuant to section 1104(c) of the Bankruptcy Code. The Debtors consented to the US Trustee’s request. On July 22, 2002, the Bankruptcy Court directed the appointment of an examiner and ordered the examiner to investigate any allegations of fraud, dishonesty, incompetence, misconduct, mismanagement or irregularity in the management of the affairs of WorldCom by current or former management, including but not limited to issues of accounting irregularities. In conducting such investigation, the examiner was advised to use its best efforts to avoid unnecessary duplication of any investigations conducted by the U.S. Department of Justice, the SEC, the Corporate Monitor or other governmental agencies.

On August 6, 2002, the Bankruptcy Court approved the US Trustee’s selection of Richard Thornburgh, former Attorney General of the United States, as examiner (the “Examiner”). The Examiner retained Kirkpatrick & Lockhart LLP, as counsel, and J.H. Cohn LLP, as forensic accountant and financial advisor, to assist him with respect to the examination of the Company. On November 4, 2002, the Examiner submitted the First Interim Report of Dick Thornburgh, Bankruptcy Court Examiner (the “Interim Examiner’s Report”).

The Interim Examiner’s Report outlined certain initial observations about the Company’s evolution into one of the world’s largest telecommunications providers, the effects of the downturn in the telecommunications industry over the past several years, the Company’s finance and accounting processes, the personal enrichment and control of certain of the Company’s officers during the years prior to the Chapter 11 Cases, and WorldCom’s relationship with its investment bankers. The Examiner’s initial observations can be summarized as follows:

•	WorldCom was a company that grew tremendously in both size and complexity in a relatively short period of time. Its management, systems and internal controls did not keep pace with that growth.

•	One person, former President and CEO Ebbers, appears to have dominated the course of the Company’s growth, as well as the agenda, discussions, and decisions of the Board of Directors. Critical questioning was discouraged and the Board did not appear to evaluate proposed transactions in appropriate depth, even though several members of the Board had a significant percentage of their personal wealth tied to the value of the Company’s stock. In addition, the Audit Committee of the Board of Directors did not appear to operate effectively and the Compensation and Stock Option Committee of the Board of Directors seemed largely to abdicate its responsibilities to Ebbers, approving compensation packages that appear overly generous and disproportionate to either the performance of the Company or competitive pressures.

•	WorldCom grew in large part because the value of its stock rose dramatically. Its stock was the fuel that kept WorldCom’s acquisition engine running at a very high speed. WorldCom needed to keep its stock price at high levels to continue its phenomenal growth. WorldCom put extraordinary pressure on itself to meet the expectations of securities analysts. This pressure created an environment in which reporting numbers that met these expectations, no matter how these numbers were derived, apparently became more important than accurate financial reporting. To accomplish and conceal their financial manipulations, it appears that personnel created several false internal financial reports.

•	The Examiner concluded that there were numerous failures, inadequacies, and breakdowns in the multi-layered system designed to protect the integrity of the financial reporting system at WorldCom, including the Board of Directors, the Audit Committee, the Company’s system of internal controls, and the external auditors. The Company did not have in place sufficient checks to prevent the improper accounting machinations of the Company’s management.

The Interim Examiner’s Report also highlighted some areas warranting further investigation and analysis, including the relationship between WorldCom and its investment bankers at Salomon Smith Barney and certain of its analysts, and the inadequacy of internal accounting controls, and Andersen’s audit procedures. The Examiner has continued his investigation and is expected to issue his next interim report in June 2003 and final report in September 2003. Upon issuance of the Examiner’s next report, the Debtors will file a copy of the executive summary of such report with the Bankruptcy Court as Exhibit G to the Disclosure Statement. If you wish to obtain a copy of the Examiner’s report or the executive summary, you may visit the Bankruptcy Court’s official website, www.nysb.uscourts.gov. Please note that you must obtain an account from PACER to view the docket and download copies of the pleadings filed. Instructions for opening such an account can be found at the website. These documents as well as all pleadings filed in the Chapter 11 Cases also may be obtained free of charge by visiting the Debtors’ website, www.elawforworldcom.com.

F.    THE BOARD OF DIRECTORS’ SPECIAL COMMITTEE INVESTIGATION

As noted, WorldCom’s Board of Directors appointed a Special Committee, comprised of Messrs. Beresford, Katzenbach, and Rogers, to conduct an independent investigation of the circumstances that gave rise to the June 25 announcement. During the Chapter 11 Cases, the Bankruptcy Court authorized the retention and employment of Wilmer, Cutler & Pickering, as special counsel, and PriceWaterhouseCoopers LLP, as financial advisors, to the Special Committee. The Special Committee report was completed on or about April 1, 2003 and, at the request of the U.S. Attorney’s Office for the Southern District of New York, has been withheld from publication until June 2003. Upon issuance of the Special Committee report, the Debtors will file a copy of the executive summary of such report with the Bankruptcy Court as Exhibit H to the Disclosure Statement. If you wish to obtain a copy of the Special Committee’s report or the executive summary, you may visit the Bankruptcy Court’s official website, www.nysb.uscourts.gov. Please note that you must obtain an account from PACER to view the docket and download copies of the pleadings filed. Instructions for opening such an account can be found at the website. These documents as well as all pleadings filed in the Chapter 11 Cases also may be obtained free of charge by visiting the Debtors’ website, www.elawforworldcom.com.

Although the Examiner’s final report and the Special Committee report have not been finalized, based upon conversations with those knowledgeable about the investigations, the Debtors’ believe that they have terminated those officers and employees who were involved in the wrongdoing.

G.    RESTRUCTURING OF WORLDCOM’S BUSINESSES

During the Chapter 11 Cases, the Debtors commenced a process to assess and restructure their businesses and assets. The Debtors, together with their financial and legal advisors, have reviewed and analyzed their businesses, owned properties, contracts, and leases to determine if any of these assets should be divested during the Chapter 11 Cases.

     1.    One-Hundred Day Restructuring Initiative

On January 14, 2003, Mr. Capellas outlined an extensive plan to re-focus the Company’s efforts over the next 100 days, leading to the development of a long-term business plan and filing of a plan of reorganization by April 15, 2003. Mr. Capellas outlined the company’s key initiatives, including plans to launch new consumer and business products and services, to aggressively address the small- to medium-sized business market, cost reduction plans, and additional corporate integrity initiatives. Mr. Capellas also announced a new corporate leadership structure whereby WorldCom’s business market and mass market sales, international operations, strategy and marketing, operations and technology, human resources, finance and accounting, and legal functions all would report directly to the CEO.

During the 100-day period, the Company launched new products for residential and business customers. On the residential side, WorldCom undertook a series of initiatives to address the local and long distance markets, including the expansion of its integrated offering, “The Neighborhood, built by MCI.” For businesses, Mr. Capellas placed a strong focus on the re-launch of the WorldCom ConnectionSM, an innovative and industry-leading offering, which enables customers to combine their local, long distance and data/IP communications over a single connection to the WorldCom global network.

     2.    Asset Dispositions

WorldCom has conducted a comprehensive review of its non-core businesses and real estate holdings to determine if any assets or components of the Company should be sold. In furtherance thereof, the Company and its advisors engaged in a extensive asset disposition program. Upon consideration of the massive scale of the Debtors’ asset disposition program, on October 22, 2002, the Bankruptcy Court entered an order, inter alia, establishing procedures for the Debtors’ sale of certain property and interests in property free and clear of all liens, claims, and encumbrances without further court approval. In summary, the Debtors obtained authority to sell certain property and interests in property free and clear of all liens, claims and encumbrances for a sale price of up to $10 million without a further order of the Bankruptcy Court and subject to prior notice given only to certain parties. Pursuant to the de minimis sales procedures, the Debtors have sold personal property and interests for over $6.7 million and real property and related assets for over $9.3 million.

         a.    Prepetition Sale of Wireless Reseller Business

In furtherance of WorldCom’s divestiture of non-core businesses as a component of its prepetition restructuring efforts commenced in early 2002, in June and July 2002, WorldCom withdrew from the wireless resale business. Slowing market growth, intense pricing pressure, and customer acquisition cash requirements had rendered WorldCom’s wireless resale business unprofitable. Through a series of transactions, WorldCom sold its wireless unit, including customer lists, to several wireless service providers during July and August 2002.

         b.    Sale of Ebbers Assets

Following the Commencement Date, WorldCom exercised its rights under the Ebbers Pledge Agreement to require the sale of Intermarine, Douglas Lake, and Joshua and to apply the proceeds to reduce the Ebbers Loan.

In October 2002, WorldCom acquired Ebbers’ interests in Intermarine. Following a marketing effort, WorldCom and Intermarine identified potential purchasers for a yacht that was under construction and for the shipyard. On February 4, 2003, the Bankruptcy Court authorized WorldCom to consent to the sale of Intermarine. The net proceeds of these sales plus the proceeds of prior sales of other yachts by Ebbers totaled approximately $15 million.

In January 2003, WorldCom exercised certain control rights with respect to Ebbers’s interests in Douglas Lake and began a marketing process for the ranch and its operations. Bids were received from interested parties on March 31, 2003, and WorldCom expects that a sale will be completed before October 2003.

     3.    Rejection and Amendment of Executory Contracts and Unexpired Leases

As of the Commencement Date, the Debtors were party to over 15,000 unexpired real property leases and hundreds-of-thousands of executory contracts. WorldCom engaged in an extensive analysis of its network line costs and operating expenses in order to reduce such costs and expenses through the rejection of contracts and leases as authorized under the Bankruptcy Code. To this end, WorldCom, with the assistance of its financial and legal advisors, formed internal committees to evaluate contracts and leases. The divestiture of these contracts and leases was a central component of the Debtors’ cost-cutting efforts and the development of a long-range business plan.

WorldCom has rejected over 6,500 contracts and 755 leases, including 4,520 service orders purchased from other telecommunication service providers pursuant to master service agreements or under federal regulated tariffs, 23 service agreements with other telecommunication service providers, 1,763 commission or other contracts with independent contractors in the Debtors’ sales divisions, employment contracts providing for severance at levels above Company policies or other enhanced compensation, and 312 real property leases. The rejection of these contracts and leases will save the Debtors over $459 million annually. Additionally, WorldCom has amended or renegotiated over 30 contracts that will save the Debtors $471 million annually.

     4.    International Restructuring Efforts

Following the commencement of the Chapter 11 Cases, the Company was forced to respond to numerous international difficulties. First among these concerns was the potential insolvency of international affiliates under the laws of applicable foreign jurisdictions. Many countries outside of the United States do not permit conventional reorganizations as authorized by the Bankruptcy Code. Rather, these countries may compel liquidation of an insolvent company, impose personal liability on directors and officers of insolvent entities that continue to conduct business, and pursue other remedies that jeopardize a company’s ability to function.

Accordingly, during the Chapter 11 Cases, the Company implemented several initiatives designed to restructure their international operations. The Company implemented new funding strategies to ensure the ongoing solvency of international affiliates. In addition, the Company conducted a considerable recapitalization program designed to prevent the liquidation of international affiliates under local insolvency laws and corresponding loss or diminution in value of its international licenses, network operations, and assets.

The Company also has developed and seeks to implement a plan of realignment of its European, Middle Eastern, and African operating subsidiaries (“EMEA”) pursuant to which ownership of such entities would be consolidated under a newly organized holding company. Pursuant to this rationalization plan (the “EMEA Rationalization”), the Company also will consolidate multiple subsidiaries existing in a single country into a single entity with the goal being that, where feasible, there will be only one WorldCom company per country. The EMEA Rationalization is intended to rationalize the ownership and operation of EMEA and foster more efficient management. Redundancies and duplication will be eliminated through the combination of entities and consolidation of functions. Costs will be reduced as the need to maintain multiple entities within a single country will be eliminated. In addition, cash management will be greatly enhanced and the amount of funding required to be provided from the United States likely reduced. At present, in many countries, each individual EMEA company in that country is required to maintain a prescribed minimum level of solvency in order to continue as an ongoing business which has impeded the flow of cash among the various WorldCom entities in the same country. The consolidation of entities, each with its own solvency requirement, into one entity will promote the ability to use a strong balance sheet or cash flow of one business to support the operations of another. WorldCom will seek Bankruptcy Court approval of the EMEA Rationalization during the pendency of the Chapter 11 Cases.

     5.    Efforts to Protect Tax Benefits

The Debtors’ net operating loss (“NOL”) carryforwards and tax basis (which, in the Debtors’ estimation, currently exceeds fair market value) in their assets are two valuable assets of the Debtors’ estates. WorldCom, Inc. and its domestic subsidiaries (the “WorldCom Group”) had, as of December 31, 2001, a consolidated NOL for federal income tax purposes estimated at approximately $6.6 billion (a portion of which is subject to certain existing limitations), and have since incurred additional losses. The NOLs may be valuable because the Internal Revenue Code of 1986, as amended (the “Tax Code”), permits corporations to carry forward NOLs to offset future income thereby reducing such corporations’ tax liability in future periods. The Debtors believe that the Debtors’ NOL carryforwards and substantial tax basis may result in significant future tax savings. These savings would enhance the Debtors’ cash position and significantly contribute to the Debtors’ efforts toward a successful reorganization.

The ability of the Debtors to use their NOL carryforwards and certain other tax attributes in this way can be subject to certain statutory and other limitations. One such limitation is the required reduction of certain tax attributes on account of cancellation of debt. It is unclear whether the reduction of certain tax attributes (such as NOLs) occurs on a separate company basis even though the Debtors file a consolidated federal income tax return. For purposes of the Projected Financial Information, the Debtors have conservatively taken the position that the reduction in NOLs occurs on a consolidated basis, and thus no benefit has been accorded to the NOLs in the Projected Financial Information. In the event the reduction in NOLs more properly occurs on a separate company basis, the Debtors’ financial position would be enhanced.

Another limitation is contained in section 382 of the Tax Code, which for a corporation that undergoes a proscribed change of ownership, limits such corporation’s ability to use its NOLs and certain other tax attributes to offset future income. A change of ownership of the Debtors prior to confirmation of a chapter 11 plan would effectively eliminate the ability of the Debtors to utilize their NOL carryforwards and a portion of their tax basis. The limitations imposed by section 382 of the Tax Code in the context of a change of ownership pursuant to a confirmed chapter 11 plan are significantly more relaxed, particularly where the plan involves the retention or receipt of at least half of the stock of the reorganized Debtors by shareholders or qualified creditors.

During the Chapter 11 Cases, the Debtors became concerned that (i) the accumulation of Equity Interests above a certain threshold could result in an ownership change prior to the consummation of a chapter 11 plan and (ii) the accumulation of certain Claims against the Debtors would decrease the amount of New Common Stock distributed to qualified creditors, potentially limiting the Debtors’ ability to avail themselves of certain of the special relief provisions in section 382 of the Tax Code. Accordingly, in order to protect the value of their NOL carryforwards and tax basis, WorldCom sought and obtained relief from the Bankruptcy Court to restrict the accumulation of equity interests above a certain threshold and to monitor and potentially restrict the accumulation of certain claims above a specified threshold (the “Trading Restrictions Order”).

The Trading Restrictions Order provides that the automatic stay imposed by section 362(a) of the Bankruptcy Code prohibits any person or entity from acquiring any class of Equity Interest that would cause such person’s or entity’s holdings to equal or exceed 4.75% of such class of Equity Interest. It also provides that, subject to certain exceptions, any person or entity that proposes to acquire certain Claims against the Debtors in an amount that would cause such person’s or entity’s ownership of such Claims to equal or exceed $1 billion must provide notice to the Debtors and give the Debtors the opportunity to object to such acquisition. The Trading Restrictions Order also provides that any person or entity that owns at least $1 billion of such Claims must provide notice of the details of such ownership to the Debtors.

H.    CLAIMS PROCESS AND BAR DATE

     1.    Schedules and Statements

Due to the unprecedented size of the Chapter 11 Cases and the number of debtor entities, the preparation and filing of Statements of Financial Affairs, Schedules of Assets and Liabilities, Schedules of Executory Contracts and Unexpired Leases, and Lists of Equity Security Holders (collectively, the “Schedules”) for the Debtors has been a difficult task. On or about November 4, 2002, the Debtors filed with the Bankruptcy Court the Schedules of Liabilities and Schedules of Executory Contracts and Unexpired Leases for the Debtors that filed petitions on the Commencement Date. On or about December 3, 2002, the Debtors commencing Chapter 11 Cases on November 8, 2002 filed with the Bankruptcy Court Schedules of Liabilities and Schedules of Executory Contracts and Unexpired Leases. On or about November 21, 2002, the Debtors filed with the Bankruptcy Court their Lists of Equity Security Holders. On or about December 5 and 17, 2002, the Debtors filed with the Bankruptcy Court their Statements of Financial Affairs. On or about April 14, 2003, the Debtors filed with the Bankruptcy Court their Schedules of Assets. On May 7, 2003, the Debtors filed their amended Schedules of Assets.

     2.    Bar Date

By order dated October 29, 2002 (the “Bar Date Order”), pursuant to Bankruptcy Rule 3003(c)(3), the Bankruptcy Court fixed January 23, 2003 (the “Bar Date”) as the date by which proofs of claim were required to be filed in the Chapter 11 Cases. In accordance with the Bar Date Order, on or about November 12, 2002, a proof of claim form and a notice regarding the Bar Date and the Bar Date Order were mailed to all creditors listed on the Debtors’ Schedules. A proof of claim form, a notice regarding the Bar Date, and the Bar Date Order also were mailed, in accordance with the Bar Date Order to, among others, the members of the Committee and all persons and entities requesting notice pursuant to Bankruptcy Rule 2002 as of the entry of the Bar Date Order.

In excess of 35,000 proofs of claim asserting Claims against the Debtors have been filed with the Claims agent appointed by the Bankruptcy Court. The aggregate amount of Claims filed and scheduled exceeds $795 billion, including duplication, but excluding any estimated amounts for unliquidated Claims. The Debtors currently are reviewing, analyzing, and reconciling the filed Claims. On March 28, 2003, the Debtors filed three omnibus objections to proofs of claim, which result in the subsequent disallowance and expungement of over 4,000 proofs of claim. As of May 9, 2003, the Debtors have filed five additional omnibus objections, as well as over 20 objections to individual proofs of claim. These pending objections are set for hearing on June 3, 2003 and June 10, 2003. The Debtors anticipate filing additional objections addressing a substantial portion of the remaining filed proofs of claim. WorldCom estimates that the aggregate amount of scheduled and filed Claims that ultimately will become Allowed Claims in the Chapter 11 Cases is approximately $38.0 billion. The Debtors estimate of Allowed Claims is based on a review and analysis of the Claims filed which include many Claims filed against multiple Debtors (for example, approximately $470.5 billion in Claims filed on behalf of the Banks under the 364-Day Facility against the Debtors) and numerous contested litigation Claims, including the Securities Litigation Claims.

I.    DEVELOPMENT OF BUSINESS PLAN

WorldCom conducted an extensive review and evaluation of the constituent parts of its business in the context of formulating a long-range business plan and, eventually, a plan of reorganization.

On March 11, 2003, the Debtors presented their business plan to the Committee. The business plan incorporates, among other things, certain strategic and business initiatives. The projections accompanying this Disclosure Statement (See Exhibit D) are premised upon certain assumptions including, but not limited to, the following: (a) the Debtors are able to emerge from Chapter 11 no later than December 31, 2003, (b) the present senior management of the Debtors continues during the pendency of the bankruptcy cases and following consummation of a Plan, and (c) there are no additional events which have a material adverse impact on the current general level of support from customers with respect to conducting business with the Debtors. The Financial Projections assume an income tax expense provision for the four month period following the assumed Effective Date of September 1, 2003. The Financial Projections assume that NOLs are eliminated as of the Effective Date as a result of the discharge of indebtedness (applied on a consolidated basis for the purposes of the Financial Projections). As a result, it is assumed that the Reorganized Debtors will not have the benefit of any NOL carryforwards and that income will be taxed for GAAP purposes. See Exhibit D. Management believes that in the event that the Debtors are unable to emerge from chapter 11 during 2003, it is unlikely that the Debtors would attain the projections included herein.

The Debtors’ discussions with the Committee regarding the business plan naturally evolved into negotiations regarding the development of a chapter 11 plan. These negotiations addressed, among other things, the treatment of Claims under the Plan and the amount and form of consideration to be distributed under the Plan to holders of Allowed Claims.

J.    MOTIONS TO APPOINT A TRUSTEE AND AN ADDITIONAL OFFICIAL COMMITTEE OF CREDITORS FOR MCI

On April 17, 2003, certain secondary purchasers of various trade claims referred to as the “ad hoc MCI trade committee” filed a motion for the appointment of a chapter 11 trustee for MCI, which was later joined by several parties including certain dissenting bondholders and preferred interest holders (collectively, the “Trustee Motions”). On May 15, 2003, the Court conducted an evidentiary hearing to consider the Trustee Motions and, on May 16, 2003, the Court issued the Memorandum Decision and Order Denying Motions for Appointment of a Chapter 11 Trustee and Examiner (the “Trustee Decision”). In the Trustee Decision, the Court held, among other things, that (i) the movants failed to establish that the Plan as proposed by the Debtors providing for substantive consolidation constitutes cause for the appointment of a trustee and (ii) the movants failed to establish that the Debtors abandoned their fiduciary duties in these Chapter 11 Cases.

On April 30, 2003, HSBC Bank USA, indenture trustee under the MCIC Subordinated Notes Indenture (“HSBC”), filed a motion for the appointment of an official committee of creditors for MCI, which was later joined by Wilmington Trust Company, the property trustee and guarantee trustee under the MCIC Subordinated Notes Indenture (the “HSBC Committee Motion”). The Debtors, the Committee, and the US Trustee opposed the HSBC Committee Motion. The Bankruptcy Court is scheduled to conduct a hearing to consider the HSBC Committee Motion on May 28, 2003. Upon issuance of any order ruling on HSBC Committee Motion, the Debtors will file a copy of such order with the Bankruptcy Court as Exhibit I to the Disclosure Statement. If you wish to obtain a copy of such order, you may visit the Bankruptcy Court’s official website, www.nysb.uscourts.gov. Please note that you must obtain an account from PACER to view the docket and download copies of the pleadings filed. Instructions for opening such an account can be found at the website. This document as well as all pleadings filed in the Chapter 11 Cases also may be obtained free of charge by visiting the Debtors’ website, www.elawforworldcom.com.

K.    STATUS OF EXIT FACILITY

Upon emergence from chapter 11, the Reorganized Debtors may obtain a senior secured revolving credit facility in an amount of $1.0 billion (including a $500 million sub-limit for letters of credit) in order to obtain funds that may be needed to (i) repay amounts outstanding under the DIP Facility (if any) and letters of credit issued thereunder, (ii) if necessary, provide funding for certain payments pursuant to the Plan on the Effective Date, and (iii) provide funding and letters of credit required to conduct operations after the Effective Date. In addition, the Debtors also may obtain a term loan facility in an amount, not to exceed $1.0 billion, equal to the difference between $5.5 billion and the aggregate amount of New Notes to be distributed under the Plan, provided, however, that in the event of Oversubscription or distribution of New Notes in the aggregate amount of $5.5 billion, the Debtors will not proceed with a term loan facility. See Section VI.D.

VI.    THE PLAN OF REORGANIZATION

Worldcom believes that (i) through the Plan, holders of Allowed Claims will obtain a recovery from the estates of the Debtors that is at least equal to, and likely greater than, the recovery they would receive if the assets of the Debtors were liquidated under chapter 7 of the Bankruptcy Code, and (ii) the Plan will afford WorldCom the opportunity and ability to continue in business as a viable going concern and preserve ongoing employment for the Debtors’ employees.

The Plan is annexed hereto as Exhibit A and forms a part of this Disclosure Statement. The summary of the Plan set forth below is qualified in its entirety by reference to the provisions of the Plan.

A.    RATIONALE UNDERLYING PLAN TREATMENT OF CLAIMS

The terms of the Plan are the result of discussions among the Debtors, the Committee, certain holders of WorldCom Senior Debt Claims (the “Ad Hoc Committee of WorldCom Senior Notes Holders”), certain holders of Bank Claims (the “Bank Group”), certain holders of significant Claims against the Debtors referred to collectively as the MatlinPatterson Investors, certain holders of MCIC Senior Debt Claims (the “Ad Hoc Committee of MCIC Senior Notes Holders”), and certain holders of Intermedia Senior Debt Claims and Intermedia Subordinated Notes Claims (the Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors, and, collectively with the Ad Hoc Committee of WorldCom Senior Notes Holders, the Bank Group, and the Ad Hoc Committee of MCIC Senior Notes Holders, the “Ad Hoc Committees”) and incorporates certain compromises and settlements with respect to the following issues: (i) whether the estates of each of the Debtors should be treated separately for purposes of making payments to holders of Claims, (ii) the recharacterization of or voidability of the Intermedia Intercompany Note and related intercompany transfers as fraudulent transfers or preferences under section 547 of the Bankruptcy Code, and (iii) the enforceability of certain intercompany claims. The Debtors and each of the Ad Hoc Committees have differing views of the ultimate result of litigation over these issues in the event the Plan is not confirmed and such claims are pursued to judgment. Resolution of these issues is crucial to any reorganization of the Debtors and, if not resolved through compromise and settlement may result in substantial delay and expense pending their judicial determination.

The Plan substantively consolidates the estates of the WorldCom Debtors and the Intermedia Debtors, respectively. The Plan also represents a compromise and settlement of issues regarding substantive consolidation raised by the Ad Hoc Committee of MCIC Senior Notes Holders and makes special provision in the treatment of the MCIC Senior Debt Claims to take into account, among other things, the reliance of the holders of such Claims in extending credit to MCIC prior to its merger with WorldCom. In addition, the Plan embodies a compromise and settlement of certain issues in respect of recharacterization of the Intermedia Intercompany Note, any and all Claims, Causes of Action, and any other avoidance, or equitable subordination or recovery actions under sections 105, 502(d), 510, 542 through 551, and 553 of the Bankruptcy Code, and all similar laws, relating to or arising from the issuance of the Intermedia Intercompany Note and all transfers alleged to be in respect thereof (the “Intermedia Avoidance Actions”), and the accounting and treatment of assets and liabilities of Intermedia and issues relating to Intermedia’s corporate governance since its acquisition by WorldCom (the “Intermedia Valuation Claims”), which compromise and settlement affects the recovery of creditors of the Intermedia Debtors.

As noted above, the Committee supports the Plan. In addition, the Ad Hoc Committee of WorldCom Senior Notes Holders, the Ad Hoc Committee of MCIC Senior Notes Holders, the Ad Hoc Committee of Intermedia Notes Holders (subject to resolution of certain outstanding issues), and the Bank Group each support the Plan. The Claims held by creditors represented by the Ad Hoc Committees, the WorldCom bonds, the MCIC senior bonds, the Intermedia bonds, and the bank debt, respectively, comprise approximately 90% of the Debtors’ prepetition debt. In addition, the trade creditors on the Committee support the Plan. While not every creditor represented by the Ad Hoc Committees supports the Plan, the Claims represented by the self-described “Dissenting MCI Creditors” account for less than 2% of the Debtors’ prepetition debt.

Statements as to the rationale underlying the treatment of Claims under the Plan are not intended to, and shall not, waive, compromise or limit any rights, claims or causes of action in the event the Plan is not confirmed. The distributions contemplated by the Plan derive, in part, from the compromises and settlements of certain issues among the Debtors and the Ad Hoc Committees without the necessity for a final judicial determination thereof. The Debtors cannot assure that an ultimate judicial determination of the compromised issues would not result in treatment which is more or less favorable to any particular creditor.

During the Chapter 11 Cases, the Debtors responded to numerous information and document requests from financial advisors and legal counsel for various creditor constituencies with respect to the companies’ books and records, intercompany accounts, capital structure, conduct of business and numerous other matters relating to the viability of a substantive consolidation remedy. In reaching their assessment of substantive consolidation and the compromise and settlement set forth in the Plan, the Debtors reviewed all such information and also examined all of the information generated by Houlihan, Lokey, Howard and Zukin (“Houlihan”) and FTI Consulting, Inc. (“FTI”), the financial advisors and forensic accountants to the Committee, respectively.

The proposed treatment for the various Classes and the compromises and settlements embodied in the Plan give due consideration to the strengths and weaknesses of potential litigation arguments made by each of the Ad Hoc Committees, and with respect to such disputes, the distribution to any particular creditor is no better than the best possible judicial determination in favor of such creditor while being no less than the worst possible outcome if such disputes were resolved by judicial determination. Accordingly, the Debtors, the Committee, and the Ad Hoc Committees believe the compromises embodied in the Plan are within the range of likely results in the event each issue was pursued to judgment. The Debtors also believe that the compromises and settlements adequately address the probability of success in litigation, the complexity, expense and likely duration of litigation, and are fair and equitable to the Debtors, their creditors and other parties in interest and, thus, satisfy the requirements of Rule 9019 of the Federal Rules of Bankruptcy Procedure and the standards enunciated in Protective Comm. for Indep. Stockholders of TMT Trailer Ferry, Inc. v. Anderson, 390 U.S. 414, 424 (1968).

     1.    Substantive Consolidation

Substantive consolidation is an equitable remedy that a bankruptcy court may be asked to apply in chapter 11 cases of affiliated debtors, among other circumstances. Substantive consolidation involves the pooling of the assets and liabilities of the affected debtors. All of the debtors in the substantively consolidated group are treated as if they were a single corporate and economic entity. Consequently, a creditor of one of the substantively consolidated debtors is treated as a creditor of the substantively consolidated group of debtors, and issues of individual corporate ownership of property and individual corporate liability on obligations are ignored.

Substantive consolidation of two or more debtors’ estates generally results in (i) the deemed consolidation of the assets and liabilities of the debtors; (ii) the deemed elimination of intercompany claims, subsidiary equity or ownership interests, multiple and duplicative creditor claims, joint and several liability claims and guarantees; and (iii) the payment of allowed claims from a common fund.

It is well established that section 105(a) of the Bankruptcy Code empowers a bankruptcy court to authorize substantive consolidation. The United States Court of Appeals for the Second Circuit, the circuit in which the Chapter 11 Cases are pending, has articulated a test for evaluating a request for substantive consolidation. See United Sav. Bank v. Augie/Restivo Baking Co. (In re Augie/Restivo Baking Co.), 860 F.2d 515 (2d Cir. 1988). The test, as formulated by the Second Circuit, considers “(i) whether creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit … or (ii) whether the affairs of the debtors are so entangled that consolidation will benefit all creditors.” Id. at 518. If either factor is satisfied, substantive consolidation is appropriate. In respect of the second factor, entanglement of debtors “can justify substantive consolidation only where ‘the time and expense necessary even to attempt to unscramble [the commingled affairs is] so substantial as to threaten the realization of any net assets for all the creditors,’ … or where no accurate identification and allocation of assets is possible. In such circumstances, all creditors are better off with substantive consolidation.” Id. at 519.

         a.    The Substantive Consolidation of the WorldCom Debtors and Intermedia Debtors, Respectively

The Plan provides for the substantive consolidation of the WorldCom Debtors and the Intermedia Debtors, respectively. There are compelling reasons to substantively consolidate the Debtors in this manner, relating to the legal structure and operational history of the Debtors, and the information available from the Debtors’ accounting system.

As described above, the Company is the result of mergers and acquisitions over a number of years. The most significant acquisition by WorldCom was its September 1998 acquisition of MCI (the “MCI Merger”). The most recent acquisition by WorldCom was its July 2001 acquisition of Intermedia (the “Intermedia Merger”).

Subsequent to the MCI Merger, WorldCom engaged KPMG (“KPMG”) to assist the Company in developing a strategy to align WorldCom’s legal structure with its operations, and make both its legal structure and operations as tax efficient as possible (the “Post-Merger Restructuring”). The long-term strategy of the Post-Merger Restructuring was to consolidate the hundreds of WorldCom subsidiaries into five principal companies. Although major steps in this direction had been taken prior to the Commencement Date, the Post-Merger Restructuring had not been completed as of the Commencement Date.

As part of the streamlining strategy underlying the Post-Merger Restructuring, WorldCom underwent several internal restructurings following the MCI Merger, including major restructurings in December 1998, June 1999, and September 1999. As part of these restructurings, WorldCom moved significant assets that were historically owned by WorldCom, Inc. to the MCI corporate umbrella, including, for example, the UUNet internet business, which had been acquired by WorldCom years before the MCI Merger but became an MCI subsidiary as a result of the Post-Merger Restructuring. In addition to changes in the ownership of legal entities, numerous activities that were duplicated by the previously independent companies were consolidated following the MCI merger – for example, MCI WorldCom Communications, Inc. became the selling arm for the consolidated enterprise, while MCI WorldCom Management Company, Inc. performed the management, human resources, and other “back office” functions. These and other services performed by one legal entity for the benefit of all the entities were memorialized in intercompany contracts that provided for charges to the benefited entities for the services rendered. These intercompany contracts were the result of extensive studies performed by KPMG to assist WorldCom in implementing tax-efficient strategies under the so-called “transfer pricing” provisions of the Tax Code.

Following the MCI Merger and notwithstanding WorldCom’s efforts to streamline its corporate structure, the Debtors were still comprised of 222 legal entities when their chapter 11 cases were commenced. In large part, the continued existence of these numerous legal entities was unavoidable due to the wide variety of state, city, and local licenses and permits associated with the operation of telecommunications businesses: licenses and permits had been issued to these historical entities, and the procedures and practices of the issuing organizations made transferring these licenses and permits to new, consolidated WorldCom entities impractical. Thus, WorldCom entities still existed as individual legal entities for licensing and other purposes, and accordingly, filed individual regulatory and tax filings to the best of their ability. These individual legal entities, however, generally did not retain their historic operations and the Debtors operated their businesses on an integrated basis.

This integrated operation of the Debtors existed on both an internal basis and an external basis. Thus, for example, management of the Debtors used monthly “cost center” reports that analyzed results on a business unit basis, and paid no attention to legal entities in the day-to-day affairs of the Debtors. The Debtors used the centralized sales and “back office” entities described above to perform those functions for the entire enterprise. In addition, the Debtors created a centralized purchasing entity, WorldCom Purchasing LLC that entered into contracts with vendors and coordinated payment of vendor invoices on behalf of the entire WorldCom enterprise, using standardized purchase order forms which merely identified generic names such as “MCI WorldCom” or “WorldCom”. The use of such standard purchase order forms contributed to the filing of thousands of proofs of claim against more than one Debtor simply because such creditors did not know and cannot determine with which Debtor entity such creditor had been dealing prior to the Commencement Date.

Each of the Debtors benefited from these centralized arrangements, and pursuant to the intercompany contracts created as part of the Post-Merger Restructuring, paid for these services by intercompany charges. The Debtors’ centralized accounting system tracked these intercompany charges, and on an annual basis the Debtors’ tax department would calculate the amounts due to or from each entity as a result of the intercompany transactions. In addition, the flow of cash through the Debtors’ centralized cash management accounts, the “downstreaming” of borrowed funds and bond sale proceeds, and other day-to-day activities all resulted in intercompany entries. In November 2002 alone, there were approximately 650,000 intercompany entries.

As a result of the numerous mergers and acquisitions, however, WorldCom used a variety of different accounting systems, and the combination of less-than-perfect interfaces between systems and the historical process of changing acquired companies over to new accounting systems has resulted in significant problems with the information in the accounting system. Notably, of the approximately $1.0 trillion of intercompany accounts receivable and payable, between one-eighth and one-third lack sufficient information for the Debtors’ or the Committee’s accountants to determine the correct legal entities for both ends of the transaction represented by the intercompany entry. In addition, the intercompany accounts are out of balance by approximately $233 million, represented by an entry carried on the books for “historical intercompany out of balance.” The Debtors recognize that there are possible disputes over the enforceability of some types of intercompany claims. It is unlikely, however, that all of the intercompany claims would be invalid.

The Debtors recognized early in these Chapter 11 Cases that, in view of the integration of their operations and complex debt structure described above, the question of substantive consolidation of some or all of the Debtors would need to be analyzed. The Debtors agreed that the Committee’s forensic accountants, FTI, would take the lead role in addressing intercompany accounting concerns. FTI reported that the general ledger used in excess of 1,000 “company codes.” The corporate structure of the Debtors and their non-debtor subsidiaries and affiliates, however, is comprised of approximately 450 legal entities. FTI concluded that no single source could provide sufficient information to enable FTI (or the Debtors) to match the “company codes” on the general ledger to corresponding legal entities with any degree of reliability. Utilizing the reports created and information gathered by FTI and based upon the Debtors’ own analysis of the books and records maintained prior to the chapter 11 filings, the Debtors have determined that they cannot create accurate financial statements on an unconsolidated, legal-entity basis for the WorldCom Debtors. The inability to reconcile the intercompany accounts is, among other reasons, central to the Debtors’ inability to create accurate consolidating financial reports for the WorldCom Debtors. Given that it appears to be impossible to disentangle the Debtors’ complex intercompany payables and receivables with any degree of accuracy, the Debtors believe substantive consolidation is necessary and appropriate. The Committee, the Ad Hoc Committee of WorldCom Senior Notes

Holders, and the MatlinPatterson Investors have reached the same conclusion. The Ad Hoc Committee of MCIC Senior Notes Holders has consented solely to effectuate the compromise and settlement embodied in the Plan that yields the distribution afforded to Class 9. The Debtors reached this compromise and settlement in the exercise of their sound business judgment and the Debtors, the Committee, the Ad Hoc Committee of WorldCom Senior Notes Holders, the MatlinPatterson Investors, and the Ad Hoc Committee of MCIC Senior Notes Holders agree that it is fair, equitable, and in the best interests of the Debtors’ creditors.

Despite these entangled relationships among the Debtors, substantive consolidation of the WorldCom Debtors independently from the Intermedia Debtors is appropriate. Following WorldCom’s acquisition of the Intermedia Debtors less than one year prior to the Commencement Date, the Intermedia Debtors continued to prepare financial statements, annual reports and other documents filed with the SEC on a consolidated basis and, to a certain extent, were capable of generating financial information for dissemination to the public on a consolidated basis separate and apart from the WorldCom Debtors. In addition, because the acquisition of Intermedia took place only nine months prior to the Commencement Date, as of the Commencement Date, the operations of Intermedia had not been fully integrated with the WorldCom Debtors. Accordingly, the factors supporting substantive consolidation are satisfied as to each of the Intermedia Debtors, but separately from the WorldCom Debtors. The applicable facts demonstrate a substantial identity and an extensive and inseparable interrelationship and entanglement among the WorldCom Debtors and the Intermedia Debtors, respectively. Certain creditors have asserted that a plan of reorganization should separately substantively consolidate WorldCom, Inc., Intermedia, and MCIC and their respective subsidiaries. The Debtors believe, however, the aforementioned factors support a two-entity substantive consolidation structure.

         b.    Compromise and Settlement of Certain Substantive Consolidation Issues

The Debtors and certain creditors, including the Ad Hoc Committee of WorldCom Senior Notes Holders and the MatlinPatterson Investors, contend that the WorldCom Debtors should be substantively consolidated. Certain creditors, including the Ad Hoc Committee of MCIC Senior Notes Holders, have contended that the WorldCom Debtors should not be substantively consolidated. The Plan embodies a compromise and settlement of the issues relating to, among other things, substantive consolidation and the existence, enforceability, amount, and priority of intercompany Claims raised by the Ad Hoc Committee of MCIC Senior Notes Holders.

In support of their position, among other things, the Ad Hoc Committee of MCIC Senior Notes Holders allege as follows:

•	holders of MCIC Senior Debt Claims relied on the credit of one Debtor-entity, MCIC, in extending credit to MCIC prior to its merger with WorldCom, Inc.,

•	such holders did not deal with the Debtors as a single economic unit,

•	such holders would be severely prejudiced by substantive consolidation,

•	the Debtors have maintained sufficient financial information for each Debtor such that open issues with respect to intercompany claims and transactions can be resolved over a period of time, and

•	certain of the intercompany claims which have been identified (and which, if enforced, would reduce such holders’ recovery) cannot be sufficiently supported to be enforced or should be subordinated.

The Debtors dispute each of these allegations.

However, the Debtors believe that litigation of the issues raised by the Ad Hoc Committee of MCIC Senior Notes Holders would be complex and protracted and that during the time it would take to pursue the litigation to judgment, a reconciliation of open intercompany accounting issues would still not be achieved. In addition, the delay and expense resulting from such litigation is likely to reduce the recoveries to all creditors, even if certain issues were not resolved as proposed in the Plan. The Debtors believe that there would be significant damage to their business as a result of an extended litigation regarding these issues.

In light of the foregoing, the Debtors, the Committee and the Ad Hoc Committees have agreed to a compromise and settlement under which the treatment of MCIC Senior Debt Claims under the Plan will be relatively better than other Claims against the WorldCom Debtors. Specifically, the result was a compromise with the Ad Hoc Committee of MCIC Senior Notes Holders pursuant to which they would receive a recovery on the principal amount of their outstanding debt equal to 80 cents on the dollar. In the view of the Debtors, the settlement represents an amount equal to a distribution pursuant to the Plan to all MCIC bondholders (including the holders of MCIC Subordinated Debt Claims) of approximately 62 cents on the dollar on account of their claims. The Debtors considered the effect of the contractual subordination provision contained in the governing indenture and resulting “roll-up” of the recovery to holders of MCIC Subordinated Debt Claims to the holders of MCIC Senior Debt Claims in reaching the settlement under which recovery to holders of the MCIC Senior Debt Claims increases to 80 cents on the dollar of the principal amount of the outstanding debt, and concomitantly, the recovery to holders of MCIC Subordinated Debt Claims is reduced to zero. There will be no distribution to holders of MCIC Subordinated Debt Claims. The Ad Hoc Committee of MCIC Senior Notes Holders contends that the treatment provided by the compromise and settlement to Class 9 is not dependant on subordination.

The Debtors believe that the position of the holders of MCIC Senior Debt Claims is distinct from holders of General Unsecured Claims against MCI and its subsidiaries on the basis of reliance. General unsecured creditors of MCI extended credit after the WorldCom/MCI merger and generally did not rely on the credit of any particular entity. Rather, they did business with and relied upon the credit of the consolidated enterprise. In fact, over 8,500 proofs of claim asserting Claims in excess of $250 billion have been filed against multiple WorldCom Debtors, not including claims filed by the Banks against multiple Debtors. Certain creditors assert that they are pre-MCI Merger creditors of MCI and, therefore, should receive the same treatment as the holders of MCIC Senior Debt Claims. The Debtors disagree with these assertions. In addition, holders of MCIC Senior Debt Claims have the benefit of the equity value, if any, of all of the MCIC subsidiaries, whereas, absent substantive consolidation, holders of general unsecured Claims against MCI may only recover from the value of the specific entity against which they hold Claims.

In addition, Lazard Fréres & Co. LLC (“Lazard”) (on behalf of the Debtors), and Houlihan (on behalf of the Committee) have been engaged in significant efforts to analyze the information from the Debtors’ books and records in an effort to determine what recoveries would be available to different creditors under a variety of assumptions. Toward that end, Houlihan and Lazard also analyzed the results of FTI’s investigation as they relate to substantive consolidation and the impact of the intercompany claims.

Houlihan produced a report in mid-March 2003, modeling the potential recoveries available to creditors if the Debtors were substantively consolidated in different ways, with the number of consolidated entities corresponding to points in the legal structure that appeared to serve to concentrate value (referred to by the professionals as “nodes”). For example, Houlihan presented scenarios substantively consolidating the Debtors into three entities - WorldCom, Inc, MCI, and Intermedia - and into 13 entities - WorldCom, Inc, SkyTel, Brooks Fiber, MFS, MCI International, Inc., UUNet, MCI WorldCom Communications, Inc., MCI WorldCom Network Services, Inc., TeleCom*USA, Inc., MCI WorldCom Management Company, Inc., MCIC, MCImetro Access, and Intermedia. Lazard consulted with Houlihan on these models and engaged in additional analysis that was presented to the Debtors, the Committee and their respective attorneys. The model, which is based upon numerous assumptions, including the assumption that intercompany claims are valid (including $55 billion owed by MCI Network Services, of which $17 billion is owed to WorldCom, Inc.), demonstrates that in a 13-entity analysis (the closest to a separate entity analysis) the general unsecured creditors of MCI WorldCom Network Services, Inc. would receive a recovery of approximately 21% while under the same analysis the holders of MCI Senior Debt Claims would receive a recovery of approximately 68%. This would compare to a recovery for the holders of WorldCom Senior Debt Claims of approximately 36%.

Consequently, the Debtors believe that the settlement with the MCIC Senior Debt Holders is fair, equitable, represents the exercise of the Debtors’ sound business judgment, is in the best interests of the Debtors’ creditors, and within the range of reasonableness required by Bankruptcy Rule 9019. The Committee likewise agrees. No Committee member held a material amount of QUIPs. When HSBC sought membership on the Committee, the Committee opposed such membership and the US Trustee denied the request.

Additionally, Motorola contends, based on the evidence adduced in these proceedings, that WorldCom Wireless, Inc. (“Wireless) should not be substantively consolidated with the other WorldCom Debtors and that if Wireless was treated as a separate entity, then all Wireless creditors would receive a distribution of 100 cents on the dollar if all intercompany claims were disallowed. The Debtors dispute these contentions.

     2.    Settlement of Disputes Concerning Intermedia Intercompany Note and Related Intercompany Issues

The Plan incorporates a compromise and settlement (the “Intermedia Settlement”) of various claims arising under and related to the Intermedia Intercompany Note among the WorldCom Debtors, the MatlinPatterson Investors, the Ad Hoc Committee of Intermedia Notes Holders, and the Intermedia Debtors. The settlement also resolves various intercreditor issues relating to the assets and liabilities of, and corporate governance of, Intermedia raised by the Ad Hoc Committee of WorldCom Senior Notes Holders, the MatlinPatterson Investors, the Ad Hoc Committee of Intermedia Notes Holders and the Debtors.

Under the terms of the compromise and settlement, holders of Intermedia Senior Debt Claims, Intermedia General Unsecured Claims, and Intermedia Subordinated Debt Claims will receive estimated recoveries of 93.5%, 83.2%, and 46.4%, respectively. Pursuant to the Plan, holders of Intermedia Preferred Stock Interests and Intermedia Equity Interests will not receive any distribution on account of such interests.

The Debtors believe that the Intermedia Settlement is necessary for confirmation of the Plan, and is in the best interests of the Debtors, their creditors, and all parties in interest. Section 1123(b)(3)(A) of the Bankruptcy Code and Rule 9019 of the Federal Rules of Bankruptcy Procedure permit a plan to include a settlement or adjustment of any claim or interest belonging to the Debtors or their estates. The decision whether to approve a compromise or settlement under Rule 9019 is committed to the sound discretion of the bankruptcy court, which must determine if the compromise is fair, reasonable, and in the interests of the estate. A compromise is deemed reasonable provided it does not fall below the lowest point in the range of reasonableness.

The Debtors believe that the Intermedia Settlement is fair and equitable and falls well within the range of reasonableness. The Intermedia Settlement embodies an assessment by the Debtors, the Committee, and the Ad Hoc Committees of their ability to prevail on a number of complex issues relating to the Intermedia Intercompany Note, the assets and liabilities of Intermedia, and Intermedia’s corporate governance. Specifically, the Intermedia Settlement resolves issues in respect of the Intermedia Avoidance Actions and Intermedia Valuation Claims. The Debtors believe that unless these controversies are resolved, the prospect of confirming a chapter 11 plan would be diminished, with the effect that protracted litigation would delay any reorganization alternative and adversely affect asset values. Certain holders of Intermedia Preferred Stock contend that one of the primary negotiators of the Intermedia Settlement held both WorldCom bonds and Intermedia bonds and held larger interests in WorldCom bonds. In addition, certain creditors of WorldCom, Inc., MCIC, and their respective subsidiaries have asserted that the value allocated to the Intermedia Debtors under the Intermedia Settlement is excessive; other parties, including certain holders of Intermedia Preferred Stock, assert the recovery afforded holders of Claims against and Equity Interests in the Intermedia Debtors is insufficient on account of the validity of the Intermedia Intercompany Note. These views of the Intermedia Settlement further demonstrate the Debtors’ belief that the Intermedia Settlement is within the range of reasonableness.

         a.    Fraudulent Transfer

The Debtors and the Ad Hoc Committee of WorldCom Senior Notes Holders have asserted that the Intermedia Intercompany Note may be voidable as a fraudulent transfer. Generally, a transfer (including the incurrence of an obligation) may be avoided as a fraudulent transfer where a debtor did not receive reasonably equivalent value in exchange for such transfer and the debtor was insolvent or rendered insolvent at the time the transfer was made.

The Debtors and the Ad Hoc Committee of WorldCom Senior Notes Holders assert that WorldCom, Inc. was insolvent at the time of the issuance of the Intermedia Intercompany Note and that it did not receive reasonably equivalent value in return for its obligations thereunder. The Debtors’ review and analysis with respect to the insolvency of WorldCom is based upon the work they have done in connection with the restatement of their financial statements. In addition, the Debtors have reviewed facts relating to the solvency of Intermedia at the time of the Intermedia acquisition. The Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors disagree with these assertions. They contend that WorldCom, Inc. was solvent at the time of the Intermedia acquisition, and further, that WorldCom received reasonably equivalent value in return for the Intermedia Intercompany Note because, among other reasons, the Intermedia Intercompany Note was not transferred to unrelated third parties but rather, was an asset which WorldCom, Inc. transferred to its wholly-owned subsidiary, Wildcat. Thus, WorldCom, Inc. received the full benefit of the Intermedia Intercompany Note as the parent company of WildCat, and following the merger, of Intermedia. The Debtors and the Ad Hoc Committee of WorldCom Senior Notes Holders disagree because they have alleged that Intermedia was also insolvent at the time of the transfer and that WorldCom therefore did not receive fair consideration, allegations which the Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors contest.

         b.    Recharacterization Claim

The Debtors have also asserted that the Intermedia Intercompany Note may be recharacterized as an equity contribution. In a recharacterization analysis, the court must determine whether an advance of money or issuance of a note is equity rather than debt. If the claim is recharacterized as equity, the effect is that the claim is treated as an equity interest for purposes of distributions under a chapter 11 plan. Courts have identified several factors which help identify the distinctions between a loan and an equity contribution. The list of factors is not exclusive, and no one factor is predominant, nor are the factors to be given rigidly equal weight. The Debtors believe that the Intermedia Intercompany Note should be considered a capital contribution because, among other things, the purpose of such note was to enable Intermedia to meet the net worth covenants contained in its indentures. Indeed, upon review, the Debtors determined that the Intermedia Intercompany Note should be recharacterized as equity on the balance sheet of the Intermedia Debtors.

The Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors assert that the Intermedia Intercompany Note is fully enforceable as a senior debt obligation of WorldCom, Inc. They also assert that the Bankruptcy Court lacks the authority to recharacterize the Intermedia Intercompany Note as equity because of, among other reasons, the repeated and consistent disclosure of the Intermedia Intercompany Note in WorldCom and Intermedia’s public filings with the SEC, and the public’s reliance thereon. The Debtors and the Ad Hoc Committee of WorldCom Senior Notes Holders dispute these conclusions.

         c.    Preference Claim

The Debtors also believe that the payments made on account of the Intermedia Intercompany Note in the one year prior to the Commencement Date are avoidable preferential transfers. Under section 547(b) of the Bankruptcy Code, a debtor in possession may avoid certain transfers made prior to the filing of a bankruptcy petition as preferences where five conditions are satisfied: the transfer must (1) benefit a creditor, (2) be on account of an antecedent debt, (3) be made while the debtor was insolvent, (4) be made within ninety days preceding the filing of the bankruptcy petition, or one year if the transferee was an insider, and (5) enable the creditor to receive a larger share of the estate than if the transfer had not been made.

The Debtors contend that the $1.39 billion in principal prepayments and $434.6 million in interest payments made during the one year period prior to the Commencement Date on account of the Intermedia Intercompany

Note satisfy such requirements, are not subject to any statutory exceptions, and thus, should be avoided. The Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors disagree for a number of reasons. First, they assert that WorldCom, Inc. did not make actual transfers on account of the Intermedia Intercompany Note, but rather, simply made book-keeping entries to track unrelated intercompany accounts. Similarly, they contend that recorded interest payments were added onto the outstanding balance of the Intermedia Intercompany Note and not paid. Second, the Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors contest whether WorldCom, Inc. was insolvent when each allegedly preferential payment was made. Third, the Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors assert that the prepayments, if actually made, were not made on account of the Intermedia Intercompany Note, but rather, to satisfy unrelated WorldCom liabilities. Finally, the Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors assert that even if preferential transfers were made, they were made in the ordinary course of the Debtors’ businesses, properly benefit from affirmative statutory defenses and are therefore not avoidable. The Debtors dispute these defenses asserted by the Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors and maintain their view that a significant amount of the payments booked to the Intermedia Intercompany Note were preferential transfers subject to avoidance.

         d.    Intermedia Valuation Claims

The Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors have alleged that WorldCom, Inc. improperly transferred assets and revenue of Intermedia to WorldCom, Inc. before and after the Commencement Date. Such assets include at a minimum, Intermedia customers, relationships, revenues, cash and telecommunications equipment. In addition, the Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors allege that WorldCom, Inc., before and after the Commencement Date, improperly charged the Intermedia estate for expenses Intermedia did not incur. The Ad Hoc Committee of Intermedia Notes Holders and the MatlinPatterson Investors also allege that WorldCom, Inc. appropriated cash generated from the sale of Intermedia business segments, including the sale of IBI to Allegiance Communications, Inc., and various other sales some of which closed immediately before or after the Commencement Date. The Debtors deny and contest all these allegations.

The Intermedia Settlement embodies a compromise and settlement of the Intermedia Avoidance Actions and the Intermedia Valuation Claims and accounts for the significant litigation risk concerning such issues, including the likelihood of recovery. The Intermedia Settlement proposed provides for a recovery that treats the Intermedia Intercompany Note at an amount less than its face amount and assumes the partial repayment to WorldCom, Inc. of the allegedly voidable interest payment and principal prepayments made on account of the Intermedia Intercompany Note based on the fraudulent transfer and preference theories. Consequently, the Debtors believe that the Intermedia Settlement is fair, equitable and within the range of reasonableness required by the Bankruptcy Code and Rule 9019. The Intermedia Settlement is not an admission or concession by either the Debtors or the Ad Hoc Committees that any of the allegations made are true.

     3.    Effectuation of Substantive Consolidation

         a.    Substantive Consolidation of the WorldCom Debtors

Pursuant to the Plan, entry of the Confirmation Order shall constitute the approval, pursuant to section 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the substantive consolidation of the WorldCom Debtors for all purposes related to the Plan, including, without limitation, for purposes of voting, confirmation, and distribution. On and after the Effective Date, (i) all assets and liabilities of the WorldCom Debtors shall be treated as though they were merged, (ii) no distributions shall be made under the Plan on account of any Claim held by a WorldCom Debtor against any other WorldCom Debtor, (iii) no distributions shall be made under the Plan on account of any Equity Interest held by a WorldCom Debtor in any other WorldCom Debtor, (iv) all guarantees of the WorldCom Debtors of the obligations of any other WorldCom Debtor shall be eliminated so that any Claim against any WorldCom Debtor and any guarantee thereof executed by any other WorldCom Debtor and any joint or several liability of any of the WorldCom Debtors shall be one obligation of the WorldCom Debtors, and (v) each and every Claim filed or to be filed in the Chapter 11 Case of any of the WorldCom Debtors shall be deemed filed against the WorldCom Debtors, and shall be one Claim against and obligation of the WorldCom Debtors.

The substantive consolidation effected pursuant to the Plan shall not (other than for purposes related to funding distributions under the Plan and as set forth above in this section) affect: (i) the legal and organizational structure of the WorldCom Debtors, (ii) pre and post-Commencement Date guarantees, Liens, and security interests that are required to be maintained (A) in connection with executory contracts or unexpired leases that were entered into during the Chapter 11 Cases or that have been or will be assumed or (B) pursuant to the Plan, (iii) defenses to any Cause of Action or requirements for any third party to establish mutuality in order to assert a right of setoff, and (iv) distributions out of any insurance policies or proceeds of such policies.

Several telecommunications providers have expressed concerns about the provisions in the Plan outlined in the immediately preceding paragraph and, in particular, clause (iii). These telecommunications providers contend that, if substantive consolidation of the WorldCom Debtors is to be effected, then the Debtors cannot require any non-Debtor asserting a right of setoff to establish that its Claim arises against the same WorldCom Debtor to which it owes a debt. These telecommunications providers contend such a “mutuality” requirement would be wholly inconsistent with the provision of the Plan specifying that the Plan effects a substantive consolidation of the WorldCom Debtors “for all purposes related to the Plan.” The Debtors and the Committee dispute this contention.

         b.    Substantive Consolidation of the Intermedia Debtors

Pursuant to the Plan, entry of the Confirmation Order shall constitute the approval, pursuant to section 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the substantive consolidation of the Intermedia Debtors for all purposes related to the Plan, including, without limitation, for purposes of voting, confirmation, and distribution. On and after the Effective Date, (i) all assets and liabilities of the Intermedia Debtors shall be treated as though they were merged, (ii) no distributions shall be made under the Plan on account of any Claim held by an Intermedia Debtor against any other Intermedia Debtor, (iii) no distributions shall be made under the Plan on account of any Equity Interest held by an Intermedia Debtor in any other Intermedia Debtor, (iv) all guarantees of the Intermedia Debtors of the obligations of any other Intermedia Debtor shall be eliminated so that any Claim against any Intermedia Debtor and any guarantee thereof executed by any other Intermedia Debtor and any joint or several liability of any of the Intermedia Debtors shall be one obligation of the Intermedia Debtors, and (v) each and every Claim filed or to be filed in the Chapter 11 Case of any of the Intermedia Debtors shall be deemed filed against the Intermedia Debtors, and shall be one Claim against and obligation of the Intermedia Debtors.

The substantive consolidation effected pursuant to the Plan shall not (other than for purposes related to funding distributions under the Plan and as set forth above in this section) affect: (i) the legal and organizational structure of the Intermedia Debtors, (ii) pre and post-Commencement Date guarantees, Liens, and security interests that are required to be maintained (A) in connection with executory contracts or unexpired leases that were entered into during the Chapter 11 Cases or that have been or will be assumed or (B) pursuant to the Plan, (iii) defenses to any Cause of Action or requirements for any third party to establish mutuality in order to assert a right of setoff, and (iv) distributions out of any insurance policies or proceeds of such policies.

     4.    Effectuation of Compromise and Settlement

         a.    Intermedia Settlement

Pursuant to Bankruptcy Rule 9019, the Plan incorporates a proposed compromise and settlement of all issues relating to the validity, enforceability, and priority of the Intermedia Intercompany Note, including the

Intermedia Avoidance Claims and Intermedia Valuation Claims which were alleged by the Debtors and the holders of Allowed WorldCom Senior Debt Claims and disputed by the holders of Allowed Intermedia Senior Debt Claims and Allowed Intermedia Subordinated Debt Claims. Pursuant to the Plan, and in consideration for the distribution and other benefits under the Plan, upon the Effective Date, the Intermedia Avoidance Claims, the Intermedia Intercompany Note, and the Intermedia Valuation Claims shall be extinguished and the Debtors and all parties who have held, hold, or may hold Claims against or Equity Interests in any or all of the Debtors are permanently enjoined from asserting or continuing in any manner the Intermedia Avoidance Claims.

         b.    MCIC Settlement

Pursuant to Bankruptcy Rule 9019, the Plan incorporates a proposed compromise and settlement of issues relating to the substantive consolidation of the WorldCom Debtors. The Debtors and the holders of WorldCom Senior Debt Claims alleged that substantive consolidation of the WorldCom Debtors is appropriate. This allegation was disputed by the holders of MCIC Senior Debt Claims. Pursuant to the Plan, and in consideration for the distribution premium provided to the holders of MCIC Senior Debt Claims and other benefits under the Plan, upon the Effective Date, the WorldCom Debtors shall be substantively consolidated.

         c.    Subordination Rights

Notwithstanding the compromises and settlements set forth in the Plan or any other provisions of the Plan or section 510(a) of the Bankruptcy Code, the Plan shall not affect and shall not be deemed to effect a waiver, cancellation, alteration, or impairment of any subordination or related rights or obligations of any person or entity, other than with respect to the Intermedia Senior Notes and Intermedia Subordinated Notes, which rights and obligations shall be deemed cancelled and extinguished in their entirety.

     5.    Plan Treatment of Intercompany Claims

         a.    Debtor Intercompany Claims

On the Effective Date, all intercompany Claims between and among the Debtors shall be (i) eliminated by either offset, the contribution or distribution of such Claims, or otherwise (as determined by the Debtors), other than the Intermedia Intercompany Note Claim which is being resolved pursuant to Section 5.06 (a) of the Plan, and (ii) subject to the New Notes Indenture.

         b.    Non-Debtor Intercompany Claims

All Claims held by any Debtor against any Non-Debtor Subsidiary or by any Non-Debtor Subsidiary against any Debtor shall be (i) reviewed by the Reorganized Debtors and adjusted, continued, or discharged, as appropriate and (ii) subject to the New Notes Indenture. Non-Debtor Subsidiaries are direct and indirect Subsidiaries of WorldCom that are not Debtors in these Chapter 11 Cases; provided, however, that Digex, Inc. is not a Non-Debtor Subsidiary for purposes of the Plan.

     6.    Contentions of Ad Hoc MCI Trade Committee and Dissenting MCI Bondholders

The MCI Trade Committee and the Dissenting MCI Bondholders (collectively, the “Dissenting MCI Creditors”) oppose the Plan and urge creditors in Classes 6 and 9 to vote to reject the Plan.

The MCI Trade Committee is comprised of approximately 20 institutions that hold, in the aggregate, an estimated $270 million of trade claims against the operating subsidiaries of MCIC (as previously defined, collectively with MCIC, “MCI”). The Dissenting MCI Bondholders consist of 15 organizations and individuals who, in the aggregate as of May 13, 2003, held approximately $217 million of MCIC Subordinated Debt Claims and approximately $153 million of MCIC Senior Debt Claims.

The Dissenting MCI Creditors believe that substantive consolidation would improperly divert more than $3 billion in value from creditors of MCI for the benefit of WorldCom, Inc. and its non-MCI subsidiaries (the “WorldCom Companies”) and their structurally subordinated creditors. Set forth below are some of the more important reasons why the Dissenting MCI Creditors believe that the Debtors should not be permitted to implement the Plan.

Valuation.    The Dissenting MCI Creditors believe that under any accepted valuation methodology, MCI accounts for at least 90% of the value of the consolidated WorldCom group. If one were to assume the midpoint of the valuation range reported by the Debtors’ financial advisor, then, in the view of the Dissenting MCI Creditors, at least $10.8 billion of the $12.0 billion enterprise value should be appropriately allocated to MCI.

Alleged Complexity of Intercompany Claims.    The Dissenting MCI Creditors contend that if MCI were separately consolidated using a 3-entity consolidation (with the 3 entities being the MCI Debtors, the WorldCom Debtors and the Intermedia Debtors), the level of complexity of the intercompany claims would substantially diminish. The Dissenting MCI Creditors believe that the vast majority of intercompany transactions are among the various MCI companies, and that only a relatively small number of transactions are between MCI and the WorldCom Companies.

MCI/WorldCom Intercompany Claims.    Based upon the Dissenting MCI Creditors’ review of the FTI report, they contend that FTI, the Creditors’ Committee’s forensic accountant, was able to discern from the Debtors’ books and records that the net intercompany payable from MCI to the WorldCom Companies is approximately $24 billion.

Royalty Claims.    Based upon the Dissenting MCI Creditors’ review of the FTI report, the Dissenting MCI Creditors assert that the overwhelming majority of the WorldCom Companies’ claims against MCI, almost $20 billion out of $24 billion, are for royalty charges and believe that the royalty claims are not legally cognizable and would not be allowed by the Bankruptcy Court. Based on the Dissenting MCI Creditors’ analysis, the excessive nature of the royalty fees WorldCom has charged MCI in the 4 years since the 1998 acquisition is evidenced by the fact that the royalties constitute: (i) approximately 15% of consolidated WorldCom’s reported gross revenues ($136.7 billion) over the past four years; (ii) approximately 48% of consolidated WorldCom’s EBITDA ($42.4 billion) over the past four years; and (iii) approximately 88% of consolidated WorldCom’s reported operating income (23.2 billion) over the past four years.

Structural Subordination.    The Dissenting MCI Creditors contend that under the Plan the WorldCom Companies’ structurally subordinated bondholders and bank lenders, with claims totaling more than $27 billion (Class 5), receive the same return (35.9%) as MCI trade creditors classified in Class 6, although the form of consideration is different. The Dissenting MCI Creditors believe this result is patently unfair since those bondholders were clearly advised that their recoveries would be subordinated to the prior recovery of Class 6 creditors.

Creditor Recoveries Under MCI Separate Consolidation.    The Dissenting MCI Creditors believe that if the separate and independent status of MCI is respected, and if the royalty charges are significantly reduced or disallowed, all classes of MCI creditors – senior noteholders, subordinated noteholders and trade creditors – would be entitled to payment in full.

The Settlements Should Be Disallowed.    The Dissenting MCI Creditors contend that the Plan provides that the WorldCom Companies’ structurally subordinated bondholders and bank lenders, with claims totaling more than $27 billion (Class 5), will receive the same return (35.9%) as MCI trade creditors classified in Class 6, although the form of consideration is different. Intermedia’s creditors all receive more than Class 6 creditors and the MCIC Senior Notes Holders (Class 9) receive an 80% dividend, in each case due to special settlements that the Dissenting MCI Creditors believe are inappropriate and unfair.

The Dissenting MCI Creditors believe that these settlements should be disallowed. They contend that the settlement with the Ad Hoc Committee of MCIC Senior Notes Holders should not be approved because, among other reasons, the members of that committee that negotiated the settlement with the large WorldCom, Inc. bondholders had a conflict of interest due to their relatively large holdings of WorldCom, Inc. and Intermedia bonds. In fact, the Dissenting MCI Creditors Claim that the members of that committee hold more WorldCom, Inc. bonds than MCIC bonds and that of their total distributions under the Plan, the members of the committee will receive approximately 40% on account of holdings other than MCIC bonds.

The members of the MCI Trade Committee do not believe that their interests were adequately represented in the negotiations of the settlements and the Plan by AOL and EDS, the only members of the Creditors’ Committee that allegedly hold principally trade claims against MCI. The MCI Trade Committee believes that the interests of AOL and EDS were more focused on their long term post-reorganization relationships with the Debtors than they were on recoveries on account of their prepetition claims.

The Debtors vigorously dispute all of the contentions of the MCI Trade Committee and the Dissenting MCI Bondholders and note that neither group factors into their assumptions or contentions that there are $300 billion of intercompany claims that cannot be tracked among the 222 Debtor entities; that they assume that intercompany claims between MCI and its subsidiaries and WorldCom will be unenforceable and that the Company’s use of assets and revenue generation are fully integrated among the WorldCom and MCI Debtors.

In addition, the Ad Hoc Committee of MCIC Senior Notes Holders, whose members hold over $1 billion of the Class 9 MCIC Senior Debt Claims, supports the Plan and the compromise and settlement contemplated therein. The Ad Hoc Committee of MCIC Senior Notes Holders has retained legal counsel and a financial advisor and believes that the Plan is a fair and reasonable settlement of the issues concerning the holders of Class 9 MCIC Senior Debt Claims. The Ad Hoc Committee of MCIC Senior Notes Holders urges creditors in Class 9 to vote to accept the Plan.

B.    CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS

The Plan classifies Claims and Equity Interests separately and provides different treatment for different Classes of Claims and Equity Interests in accordance with the Bankruptcy Code. As described more fully below, the Plan provides, separately for each Class, that holders of certain Claims will receive various amounts and types of consideration, thereby giving effect to the different rights of holders of Claims and Equity Interests in each Class.

     1.    Administrative Expense Claims

Administrative Expense Claims are Claims constituting a cost or expense of administration of the Chapter 11 Cases allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code. Such Claims include all actual and necessary costs and expenses of preserving the estates of the Debtors, all actual and necessary costs and expenses of operating the business of the Debtors in Possession, any indebtedness or obligations incurred or assumed by the Debtors in Possession in connection with the conduct of their business, all cure amounts owed in respect of leases and contracts assumed by the Debtors in Possession, all compensation and reimbursement of expenses to the extent Allowed by the Bankruptcy Court under section 330 or 503 of the Bankruptcy Code. Any fees or charges assessed against the estates of the Debtors under section 1930 of chapter 123 of title 28 of the United States Code shall be excluded from the definition of Administrative Expense Claim and shall be paid in accordance with Section 13.05 of the Plan. In addition, superpriority Administrative Expense Claims include Claims arising from borrowings under the DIP Facility, intercompany junior liens established under the Bankruptcy Court’s order approving the DIP Facility, and junior superpriority liens of utility companies provided under the Bankruptcy Court’s August 14, 2002 order approving the Utility Procedures.

Except as provided in the next sentence with respect to ordinary course obligations and in Section VI.B.2 of the Disclosure Statement with respect to professional compensation and reimbursement Claims, Administrative Expense Claims will be paid in full, in Cash, on the later of the Effective Date and the date the Administrative Expense Claim becomes an Allowed Claim, or as soon thereafter as is practicable. Allowed Administrative Expense Claims representing obligations incurred in the ordinary course of business by the Debtors in Possession (including, without limitation, amounts owed to vendors and suppliers that have sold goods or furnished services to the Debtors in Possession since the Commencement Date) will be paid in full by the applicable Reorganized Debtor in the ordinary course of business in accordance with the terms and conditions of the particular transactions and any agreements relating thereto. The Debtors estimate that Allowed Administrative Expense Claims payable on the Effective Date, exclusive of compensation and reimbursement of expenses payable to professionals retained in the Chapter 11 Cases, but inclusive of amounts payable in respect of reconciled cure payments under executory contracts and unexpired leases assumed pursuant to the Plan, will be approximately $700 million. The estimated amount of Allowed Administrative Expense Claims does not include amounts subject to asserted rights of setoff. In the event such asserted setoff rights are not valid, the aggregate amount of Allowed Administrative Expense Claims may increase.

The Committee contends that the reasonable fees and expenses of the Indenture Trustees and their counsel should be paid by the Debtors as Administrative Expense Claims pursuant to the Plan. If these fees and expenses are not treated as Allowed Administrative Expense Claims, the Indenture Trustees will likely assert their charging liens under their respective indentures resulting in the holders of WorldCom Senior Debt Claims, MCIC Senior Debt Claims, Intermedia Senior Debt Claims, and Intermedia Subordinated Debt Claims receiving distributions in amounts less than the percentage recoveries set forth in this Disclosure Statement. The aggregate amount of these fees and expenses through April 30, 2003 is approximately $1,205,000.

     2.    Compensation and Reimbursement Claims

Compensation and reimbursement Claims are Administrative Expense Claims for the compensation of professionals and reimbursement of expenses incurred by such professionals pursuant to sections 503(b)(2), 503(b)(3), 503(b)(4) and 503(b)(5) of the Bankruptcy Code (the “Compensation and Reimbursement Claims”). All payments to professionals for Compensation and Reimbursement Claims will be made in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court relating to the payment of interim and final compensation for services rendered and reimbursement of expenses. The aggregate amount paid by the Debtors in respect of compensation for services rendered and reimbursement of expenses incurred by professionals (including professionals employed by the Debtors and the Committee) through June 30, 2003 is approximately $155 million. The Bankruptcy Court will review and determine all applications for compensation for services rendered and reimbursement of expenses.

Section 503(b) of the Bankruptcy Code provides for payment of compensation to creditors, indenture trustees and other entities making a “substantial contribution” to a reorganization case and to attorneys for and other professional advisors to such entities. The amounts, if any, which may be sought by entities for such compensation are not known by the Debtors at this time. Requests for compensation must be approved by the Bankruptcy Court after a hearing on notice at which the Debtors and other parties in interest may participate and object to the allowance of any claims for compensation and reimbursement of expenses.

Pursuant to the Plan, each holder of a Compensation and Reimbursement Claim will (i) file its final application for the allowance of compensation for services rendered and reimbursement of expenses incurred by no later than the date that is ninety (90) days after the Effective Date or such other date as may be fixed by the Bankruptcy Court and (ii) if granted such an award by the Bankruptcy Court, be paid in full in such amounts as are Allowed by the Bankruptcy Court (A) on the date such Compensation and Reimbursement Claim becomes an Allowed Claim, or as soon thereafter as is practicable or (B) upon such other terms as may be mutually agreed upon between such holder of a Compensation and Reimbursement Claim and the Reorganized Debtors.

     3.    Priority Tax Claims

Priority Tax Claims are Claims of governmental units for taxes entitled to priority in payment under sections 502(i) and 507(a)(8) of the Bankruptcy Code. The Debtors estimate that the amount of Allowed Priority Tax Claims that have not previously been paid pursuant to an order of the Bankruptcy Court will aggregate approximately $400 million.

Pursuant to the Plan, except to the extent that a holder of an Allowed Priority Tax Claim has been paid by the Debtors prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Priority Tax Claim will receive, at the sole option of the Reorganized Debtors, (i) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon thereafter as is practicable, (ii) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at a fixed annual rate equal to 5.0%, over a period through the sixth (6th) anniversary of the date of assessment of such Allowed Priority Tax Claim, or (iii) upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim with deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim.

     4.    Class 1—Other Priority Claims

Other Priority Claims are Claims that are entitled to priority in accordance with section 507(a) of the Bankruptcy Code (other than Administrative Expense Claims and Priority Tax Claims). Such Claims include Claims for (i) accrued employee compensation earned within 90 days prior to commencement of the Chapter 11 Cases to the extent of $4,650 per employee and (ii) contributions to employee benefit plans arising from services rendered within 180 days prior to the commencement of the Chapter 11 Cases, but only for each such plan to the extent of (a) the number of employees covered by such plan multiplied by $4,650, less (b) the aggregate amount paid to such employees from the estates for wages, salaries or commissions during the 90 days prior to the Commencement Date. The Debtors believe that all Other Priority Claims previously have been paid pursuant to orders of the Bankruptcy Court. Accordingly, the Debtors believe that there should be no Allowed Other Priority Claims.

Pursuant to the Plan, holders of Allowed Other Priority Claims, if any exist, will be paid in full, in Cash, on the later of the Effective Date and the date such Other Priority Claims becomes Allowed Claims, or as soon thereafter as is practicable. The legal, equitable and contractual rights of the holders of Other Priority Claims, if any exist, are not altered by the Plan.

     5.    Class 2—Secured Tax Claims

Secured Tax Claims are Secured Claims which, absent their status as Secured Claims, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code. The Debtors estimate that the amount of Allowed Secured Tax Claims that have not previously been paid pursuant to an order of the Bankruptcy Court will aggregate approximately $100 million.

Pursuant to the Plan, except to the extent that a holder of an Allowed Secured Tax Claim has been paid by the Debtors prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Secured Tax Claim as of the Record Date will receive, in full and complete settlement, satisfaction and discharge of its Allowed Secured Tax Claim, at the sole option of the Reorganized Debtors, (i) Cash in an amount equal to such Allowed Secured Tax Claim, including any interest on such Allowed Secured Tax Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, if any, on the later of the Effective Date and the date such Allowed Secured Tax Claim becomes an Allowed Secured Tax Claim, or as soon thereafter as is practicable or (ii) equal annual Cash payments in an aggregate amount equal to such Allowed Secured Tax Claim, together with interest at a fixed annual rate equal to 5.0%, over a period through the sixth (6th) anniversary of the date of assessment of such Allowed Secured Tax Claim, or upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Secured Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Secured Tax Claim. Each holder of an Allowed Secured Tax Claim will retain the Liens (or replacement Liens as may be contemplated under nonbankruptcy law) securing its Allowed Secured Tax Claim as of the Effective Date until full and final payment of such Allowed Secured Tax Claim is made as provided in the Plan, and upon such full and final payment, such Liens will be deemed null and void and will be unenforceable for all purposes.

     6.    Class 3—Other Secured Claims

Other Secured Claims consist of all Secured Claims other than Secured Tax Claims. A Secured Claim is any Claim (i) to the extent reflected in the Schedules or upon a proof of claim as a Secured Claim, which is secured by a Lien on Collateral to the extent of the value of such Collateral, as determined in accordance with section 506(a) of the Bankruptcy Code or (ii) that is subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

Based upon the Debtors’ Schedules and the proofs of claim filed in the Chapter 11 Cases, the Debtors believe that the Other Secured Claims include, among other Claims, Claims relating to mechanics’ and materialmen’s liens and Claims and the Constructive Trust Claim (if and to the extent allowed). The Debtors estimate that the amount of Allowed Other Secured Claims, other then Claims as to which holders assert rights of setoff, that have not previously been paid pursuant to an order of the Bankruptcy Court will aggregate approximately $55 million (exclusive of any Allowed Constructive Trust Claims).

Pursuant to the Plan, except to the extent that a holder of an Allowed Other Secured Claim agrees to a different treatment, at the sole option of the Reorganized Debtors, (i) each Allowed Other Secured Claim will be reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code, notwithstanding any contractual provision or applicable nonbankruptcy law that entitles the holder of an Allowed Other Secured Claim to demand or receive payment of such Allowed Other Secured Claim prior to the stated maturity of such Allowed Other Secured Claim from and after the occurrence of a default; (ii) each holder of an Allowed Other Secured Claim will receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable; or (iii) each holder of an Allowed Other Secured Claim will receive the Collateral securing its Allowed Other Secured Claim, in full and complete satisfaction of such Allowed Other Secured Claim on the later of the Effective Date and the date such Allowed Other Secured Claim becomes an Allowed Other Secured Claim, or as soon thereafter as is practicable. The legal, equitable and contractual rights of the holders of Allowed Other Secured Claims, if any exist, are not altered by the Plan.

     7.    Class 4—Convenience Claims

A Convenience Claim is a General Unsecured Claim that is (i) Allowed in an amount of forty-thousand ($40,000) dollars or less or (ii) Allowed in an amount greater than forty-thousand ($40,000) dollars but which is reduced to forty-thousand ($40,000) dollars by an irrevocable written election of the holder of such Claim made on a properly delivered Ballot; provided, however, that any General Unsecured Claim that was originally Allowed in excess of forty-thousand ($40,000) dollars may not be subdivided into multiple General Unsecured Claims of forty-thousand ($40,000) dollars or less for purposes of receiving treatment as a Convenience Claim.

Pursuant to the Plan, each holder of an Allowed Convenience Claim will receive Cash in an amount equal to the lesser of (i) .40 multiplied by the Allowed amount of such Convenience Claim or (ii) sixteen thousand ($16,000) dollars, in full and complete satisfaction of such Allowed Claim; provided, however, that if the holders of Class 4 Convenience Claims do not accept the Plan by the requisite majorities set forth in section 1126(c) of the Bankruptcy Code, then the holders of Allowed Convenience Claims shall be treated as holders of Allowed

WorldCom General Unsecured Claims or Allowed Intermedia General Unsecured Claims, as appropriate, and treated in accordance with Section 4.06 or 4.12 of the Plan, respectively; provided further, however, that in such event any election by a holder of an Allowed Convenience Claim to reduce the amount of its Allowed Claim to forty thousand ($40,000) dollars shall be null and void.

     8.    Class 5—WorldCom Senior Debt Claims

The WorldCom Senior Debt Claims consist of all Claims arising under the (i) the indenture, dated March 1, 1997, between WorldCom and the WorldCom Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of 6 1/4% Notes due August 15, 2003; 7.55% Senior Notes due April 1, 2004; 6.40% Notes due August 15, 2005; 7 3/4% Senior Notes due April 1, 2007; 7 3/4% Senior Notes due April 1, 2027; and 6.95% Notes due August 15, 2028, (ii) the indenture, dated April 12, 2000, between WorldCom and the WorldCom Notes Indentured Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of 7.875% Unsecured Notes due May 15, 2003; 6 1/2% Unsecured Notes due May 15, 2004; 7 3/8% Notes due January 15, 2003; 7 3/8% Restricted Notes due January 15, 2006; 8% Unsecured Notes due May 15, 2006; 6 3/4% Eurodollar Notes due May 15, 2008; 7 1/4% Pound Sterling Notes due May 15, 2008; 8 1/4% Unsecured Notes due May 15, 2008; 8 1/4% Unsecured Notes due May 15, 2010; 7 1/2% Unsecured Notes due May 15, 2011, (iii) the 364-Day Facility, and (iv) the Revolving Credit Facility.

The WorldCom Note Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $24,728,100,760. The Bank Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $2,658,940,356 plus the amount of letters of credit issued and outstanding as of the Commencement Date under the Revolving Credit Facility that are actually drawn as of the Effective Date and less any distributions to the Banks on account of a Class 3 Other Secured Claim.

Pursuant to the Plan, on the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed WorldCom Senior Debt Claim may elect on the Election Form, and shall receive on account of such Claim (i) 14.36 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed WorldCom Senior Debt Claim or (ii) New Notes in a principal amount equal to .359 multiplied by the Allowed amount of such WorldCom Senior Debt Claim, or a combination thereof as set forth on a properly delivered Election Form or as modified in the event of an Undersubscription or Oversubscription, in full and complete satisfaction of such Allowed Claim. The distributions to Allowed WorldCom Senior Debt Claims are subject to modification on account of Oversubcription or Undersubscription (each as defined below).

In the event that Electing Holders have elected to receive New Notes in an aggregate principal amount greater than three billion four hundred twenty eight million ($3,428,000,000) dollars (an “Oversubscription”), each Electing Holder in Class 5 will receive (i) New Notes in a principal amount equal to the product of .359 multiplied by such holder’s Pro Rated Claim and (ii) 14.36 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Remaining Claim; provided, however, the Debtors shall distribute a disproportionately greater amount of New Notes to an Electing Holder (not to exceed the amount of New Notes originally elected by such holder) or to a Non-Specifying Holder to the extent necessary, as determined in the reasonable discretion of the Debtors, to (A) avoid any person from becoming a “5% shareholder” or “5% entity” (within the meaning of section 382 of the Tax Code and the Treasury Regulations promulgated thereunder) of Reorganized WorldCom or (B) otherwise minimize the amount of New Common Stock that would be treated as owned for section 382 purposes by any “5% shareholder” or “5% entity” of Reorganized WorldCom or by any person to whom any presumption under section 382, which depends upon the ownership of less than five (5%) percent of New Common Stock, would not apply. Holders of WorldCom Senior Debt Claims that are Non-Specifying Holders shall be deemed to have elected, and shall receive, New Common Stock; provided, however, that in the event of an Undersubscription, such holders shall be deemed to have elected, and shall receive, New Notes.

In the event that Electing Holders have elected New Notes in the aggregate principal amount of less than two billion four hundred twenty eight million ($2,428,000,000) dollars (“Undersubscription”), New Notes, in an amount equal to the shortfall, shall be distributed first, proportionately to Non-Specifying Holders and, second, if any shortfall remains, proportionately to all Electing Holders electing New Common Stock with a concomitant reduction in the amount of New Common Stock distributed to such Electing Holders.

    9.     Class 6—WorldCom General Unsecured Claims

The WorldCom General Unsecured Claims consist of all General Unsecured Claims against any of the WorldCom Debtors other than Convenience Claims. WorldCom General Unsecured Claims include Claims against the WorldCom Debtors arising from or relating to, without limitation, (i) the rejection of leases of nonresidential real property and executory contracts, (ii) personal injury, property damage, products liability, discrimination, employment or any other similar litigation Claims, (iii) other prepetition litigation against the WorldCom Debtors, other than WorldCom Subordinated Claims, and (iv) Claims of trade vendors, suppliers and service providers.

The aggregate amount of WorldCom General Unsecured Claims, as reflected in proofs of claim filed by holders of WorldCom General Unsecured Claims or, in the event no proof of claim was filed, in the Debtors’ Schedules is approximately $12.1 billion, excluding claims for which no amounts were specified, otherwise unliquidated Claims, Claims against multiple WorldCom Debtors, amended Claims, duplicate Claims and guarantee Claims against and among multiple WorldCom Debtors. For purposes of the Plan, through the substantive consolidation of the WorldCom Debtors, Claims against multiple WorldCom Debtors are treated as one Claim against the WorldCom Debtors and guarantee Claims against and among multiple WorldCom Debtors are eliminated. See Section VI.A “Rationale Underlying Plan Treatment of Claims.” The Debtors estimate that the amount of Allowed WorldCom General Unsecured Claims will aggregate approximately $2.8 billion6 The Debtors’ estimate of Allowed WorldCom General Unsecured Claims is based upon an analysis of the WorldCom General Unsecured Claims by the Debtors and their advisors and the Debtors’ experience to date in resolving disputes concerning the amount of such WorldCom General Unsecured Claims. The ultimate resolution of

6	The estimated amount of Allowed WorldCom General Unsecured Claims does not include amounts subject to asserted rights of setoff. In the event such asserted setoff rights are not valid, the aggregate amount of Allowed WorldCom General Unsecured Claims may increase. The Debtors do not believe that the invalidation of asserted setoff rights, and resultant increase in the amount of WorldCom General Unsecured Claims, will result in a material dilution to the value of the New Common Stock because, among other things, such invalidation will result in an increase in the Reorganized Debtors’ Cash and/or accounts receivable. In addition, the Debtors would benefit if the setoffs were not Allowed because the holders of the asserted setoff would receive a 35.9% distribution in Cash and New Common Stock, while the Debtors will receive a corresponding 100% collection of the prepetition accounts receivable.

The estimated amount of Allowed WorldCom General Unsecured Claims also does not include Claims asserted in the ERISA litigation or potential Claims for the payment of state’s criminal sanctions or the payment of any penalties owed to states for securities violations, consumer protection violations, or other allegations. See Section IV.D. Such Claims will be included in Class 6 if the Bankruptcy Court determines that they are not subject to subordination under section 510(b) of the Bankruptcy Code. Lead plaintiffs in the ERISA litigation estimate the amount of the ERISA Claims to be in excess of $1 billion. The Debtors reserve all rights to object to the ERISA claims, including their treatment as class claims pursuant to Federal Rule of Bankruptcy Procedure 7023. If the aforementioned Claims of the states were Allowed as Class 6 Claims, distributions to holders of Class 6 Claims may be affected. Further, holders of Securities Litigation Claims on account of equity and debt instruments have disputed the classification and treatment of their Claims in Class 7 under the Plan. They take the position that holders of Securities Litigation Claim on account of such instruments should be separately classified and should receive a distribution under the Plan. The Debtors believe that each of these Claims should be subordinated.

WorldCom General Unsecured Claims could result in Allowed WorldCom General Unsecured Claims in amounts less than or greater than those estimated by the Debtors for purposes of this Disclosure Statement. To the extent that WorldCom General Unsecured Claims are Allowed in an amount significantly in excess of the $2.8 billion, the value of the New Common Stock may be reduced.

Pursuant to the Plan, on the Effective Date, or as soon thereafter as is practicable, each holder of a WorldCom General Unsecured Claim will receive (i) 7.2 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed WorldCom General Unsecured Claim and (ii) Cash in an amount equal to .179 multiplied by the Allowed amount of such WorldCom General Unsecured Claim, in full and complete satisfaction of such Allowed Claim.

    10.     Class 7—WorldCom Subordinated Claims

The WorldCom Subordinated Claims consist of (i) all Securities Litigation Claims and, (ii) to the extent permitted by applicable law and after notice and a hearing, all fines, penalties, Claims for disgorgement, or order of restitution against the Debtors; provided, however, that in accordance with 18 U.S.C. § 3613(e), nothing herein shall apply to any fine, penalty, Claim for disgorgement, or order of restitution entered or ordered in connection with any criminal action or criminal proceeding by the United States. A Securities Litigation Claim is a Claim against any of the Debtors, other than the Claim of the SEC that is subject to a compromise and settlement with the Debtors, whether or not the subject of an existing lawsuit, (i) arising from rescission of a purchase or sale of shares or notes, or any other securities of any of the Debtors or an affiliate of any of the Debtors, (ii) for damages arising from the purchase or sale of any such security, (iii) for violations of the securities laws, misrepresentations, or any similar Claims, including, to the extent related to the forgoing or otherwise subject to subordination under section 510(b) of the Bankruptcy Code, but not limited to, any attorneys’ fees, other charges, or costs incurred on account of the forgoing Claims, or, (iv) except as otherwise provided for in the Plan, for reimbursement, contribution, or indemnification allowed under section 502 of the Bankruptcy Code on account of any such Claim, including Claims based upon allegations that the Debtors made false and misleading statements and engaged in other deceptive acts in connection with the sale of securities. For a general discussion of Securities Litigation Claims, see Section IV.D. Lead plaintiffs in the ERISA litigation described in Section IV.D above contend that the ERISA claims are not subject to subordination under section 510(b) of the Bankruptcy Code and that those Claims should therefore not be classified in Class 7, but should instead be classified and treated as Class 6 WorldCom General Unsecured Claims. It is anticipated that the issue of whether the ERISA claims are subject to subordination under section 510(b) of the Bankruptcy Code will be determined by the Bankruptcy Court, and that if the Bankruptcy Court determines that those Claims are not subject to such subordination, the ERISA claims will be classified and treated as Class 6 WorldCom General Unsecured Claims. In addition, certain state governmental entities disagree with the Debtors’ position that Claims for the payment of criminal sanctions or the payment of any penalties owed to states for securities violations, consumer protection violations, or other allegations should be classified in Class 7. The Debtors believe that each of these Claims should be subordinated.

Section 510(b) of the Bankruptcy Code subordinates all Securities Litigation Claims to the Claims represented by or senior to the underlying securities. As the holders of Claims arising under the WorldCom Notes Indentures, MCIC Senior Notes Indentures and Intermedia Senior Notes Indentures, and Claims ranking pari passu with such Claims, are not receiving payment in full on account of such claims, the Securities Litigation Claims, whether on account of debt instruments, Equity Interests or otherwise, will receive no distributions under the Plan.

Pursuant to the Plan, the holders of WorldCom Subordinated Claims will not receive any distributions on account of such Claims and will not retain any property under the Plan. The Plan neither impairs nor creates any right of any holder of a WorldCom Subordinated Claim to assert such Claim against any of the Debtors’ insurance policies. In accordance with 18 U.S.C. § 3613(e), nothing in the Plan or any document or order associated herewith shall subordinate or affect any fine, penalty, Claim for disgorgement, or order of restitution entered or ordered in connection with any criminal action or criminal proceeding by the United States. The

Debtors believe that any fine penalty, Claim for disgorgement, or order for restitution entered in connection with any criminal or civil action or proceeding by a state is dischargeable and otherwise subject to subordination.

    11.     Class 8—WorldCom Equity Interests

The WorldCom Equity Interests consist of Equity Interest in any of the WorldCom Debtors issued and outstanding on the Commencement Date, including, without limitation, (i) 7.0% series D junior convertible preferred stock issued by WorldCom, (ii) 7.0% series E junior convertible preferred stock issued by WorldCom, (iii) 7.0% series F junior convertible preferred stock issued by WorldCom; and (iv) Class A preferred stock issued by MCI WorldCom Synergies Management Co. Inc.

Pursuant to the Plan, the holders of WorldCom Equity Interests will not receive any distributions on account of such Equity Interests. On the Effective Date, all WorldCom Equity Interests will be extinguished.

    12.     Class 9—MCIC Senior Debt Claims

The MCIC Senior Debt Claims consist of Claims arising under the (i) the senior debt indenture, dated October 15, 1989, between MCIC and the MCIC Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 7 1/2% Senior Notes due August 20, 2004; 8 1/4% Senior Debentures due January 20, 2023; 7 3/4% Senior Debentures due March 15, 2024; and 7 3/4% Senior Debentures due March 23, 2025 and (ii) the senior debt indenture, dated February 17, 1995, between MCIC and the MCIC Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 6.95% Senior Notes due August 15, 2006; 6 1/2% Senior Notes due April 15, 2010; and 7.125% Debentures due June 15, 2027.

The MCIC Senior Debt Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $2,650,084,583, of which $2,590,000,000 represents principal (upon which the $0.80 per dollar distribution shall be calculated) and $60,084,583 represents interest accrued through the Commencement Date (upon which no distribution shall be calculated).

Pursuant to the Plan, on the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed MCIC Senior Debt Claim will receive New WorldCom Notes in a principal amount equal to .80 multiplied by the Allowed principal amount of such MCIC Senior Debt Claim, in full and complete satisfaction of such Allowed Claim. Except as otherwise provided for in Section 5.09(ii) of the Plan, the MCIC Senior Notes Indenture Trustee shall make distributions to or for the benefit of the beneficial holders of MCIC Senior Debt Claims such that each holder of an MCIC Senior Debt Claim receives New Notes in an amount equal to $0.80 on the principal amount (but not unpaid interest) of its MCIC Senior Debt Claim.

    13.     Class 10—MCIC Subordinated Debt Claims

The MCIC Subordinated Debt Claims consist of all Claims arising under the junior subordinated deferrable interest debentures indenture and the supplemental indenture #1, each dated May 29, 1996, between MCIC and HSBC Bank USA, as indenture trustee, and all of the documents and instruments relating thereto, including any guarantees by any of the Debtors in respect thereof, as amended, supplemented, modified, or restated as of the Commencement Date. The MCIC Subordinated Debt Claims are subordinated contractually to the MCIC Senior Debt Claims.

Pursuant to the Plan, the holders of MCIC Subordinated Debt Claims will not receive any distributions on account of such Claims as a result of subordination.

     14.    Class 11—Intermedia Senior Debt Claims

The Intermedia Senior Debt Claims consist of all Claims arising under the (i) the senior discount notes indenture, dated July 9, 1997, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 11 1/4% Senior Discount Notes due 2007; (ii) the senior notes indenture, dated October 30, 1997, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 8 7/8% Senior Notes due 2007;  (iii) the senior notes indenture, dated December 23, 1997, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 8 1/2% Senior Notes due 2008; (iv) the senior notes indenture, dated May 27, 1998, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the 8.6% Senior Notes due 2008; and (v) the senior notes indenture, dated February 24, 1999, between Intermedia and the Intermedia Senior Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 9 1/2% Senior Notes due 2009.

The Intermedia Senior Debt Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $938,214,684.

Pursuant to the Plan, on the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed Intermedia Senior Debt Claim may elect on the Election Form, and shall receive on account of such Claim (i) 37.4 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed Intermedia Senior Debt Claim or (ii) New Notes in a principal amount equal to .935 multiplied by the Allowed amount of such Intermedia Senior Debt Claim, or a combination thereof as set forth on a properly delivered Election Form or as modified in the event of an Undersubscription or Oversubscription, in full and complete satisfaction of such Allowed Claim. The distributions to Allowed Intermedia Senior Debt Claims may be subject to modification in the event of an Oversubscription or Undersubscription.

In the event of an Oversubscription, each Electing Holder in Class 11 will receive (i) New Notes in a principal amount equal to the product of .935 multiplied by such holder’s Pro Rated Claim and (ii) 37.4 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Remaining Claim; provided, however, the Debtors shall distribute a disproportionately greater amount of New Notes to an Electing Holder (not to exceed the amount of New Notes originally elected by such holder) or to a Non-Specifying Holder to the extent necessary, as determined in the reasonable discretion of the Debtors, to (A) avoid any person from becoming a “5% shareholder” or “5% entity” (within the meaning of section 382 of the Tax Code and the Treasury Regulations promulgated thereunder) of Reorganized WorldCom or (B) otherwise minimize the amount of New Common Stock that would be treated as owned for section 382 purposes by any “5% shareholder” or “5% entity” of Reorganized WorldCom or by any person to whom any presumption under section 382, which depends upon the ownership of less than five (5%) percent of New Common Stock, would not apply. Holders of Intermedia Senior Debt Claims that are Non-Specifying Holders shall be deemed to have elected, and shall receive, New Common Stock; provided, however, that in the event of an Undersubscription, such holders shall be deemed to have elected, and shall receive, New Notes.

In the event of an Undersubscription, New Notes, in an amount equal to the shortfall, shall be distributed first, proportionately to holders of WorldCom Senior Debt Claims, Intermedia Senior Debt Claims, and Intermedia Subordinated Debt Claims that fail to validly specify an election on their Election Form and, second, if any shortfall remains, proportionately to all Electing Holders electing New Common Stock with a concomitant reduction in the amount of New Common Stock distributed to such Electing Holders.

     15.    Class 12—Intermedia General Unsecured Claims

The Intermedia General Unsecured Claims consist of all General Unsecured Claims against any of the Intermedia Debtors other than Convenience Claims. Intermedia General Unsecured Claims include Claims against the Intermedia Debtors arising from or relating to, without limitation, (i) the rejection of leases of nonresidential real property and executory contracts, (ii) prepetition litigation against the Intermedia Debtors, and (iii) Claims of trade vendors, suppliers and service providers.

The aggregate amount of Intermedia General Unsecured Claims, as reflected in proofs of claim filed by holders of Intermedia General Unsecured Claims or, in the event no proof of claim was filed, in the Debtors’ Schedules is approximately $92.0 million, excluding claims for which no amounts were specified, otherwise unliquidated Claims, Claims against multiple Intermedia Debtors, amended Claims, duplicate Claims and guarantee Claims against and among multiple Intermedia Debtors. For purposes of the Plan, through the substantive consolidation of the Intermedia Debtors, Claims against multiple Intermedia Debtors are treated as one Claim against the Intermedia Debtors and guarantee Claims against and among multiple Intermedia Debtors are eliminated. See Section VI. A. “Rationale Underlying Plan Treatment of Claims.” The Debtors estimate that the amount of Allowed Intermedia General Unsecured Claims will aggregate approximately $15 million. The Debtors’ estimate of Allowed Intermedia General Unsecured Claims is based upon an analysis of the Intermedia General Unsecured Claims by the Debtors and their advisors and the Debtors’ experience to date in resolving disputes concerning the amount of such Intermedia General Unsecured Claims. The ultimate resolution of Intermedia General Unsecured Claims could result in Allowed Intermedia General Unsecured Claims in amounts less than or greater than those estimated by the Debtors for purposes of this Disclosure Statement.

Pursuant to the Plan, on the Effective Date, or as soon thereafter as is practicable, each holder of an Intermedia General Unsecured Claim will receive 16.64 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed Intermedia General Unsecured Claim and (ii) Cash in an amount equal to .416 multiplied by the Allowed amount of such Intermedia General Unsecured Claim, in full and complete satisfaction of such Allowed Claim.

     16.    Class 13—Intermedia Subordinated Debt Claims

The Intermedia Subordinated Debt Claims consist of all Claims arising under the senior subordinated notes indenture, dated February 24, 1999, between Intermedia and the Intermedia Subordinated Notes Indenture Trustee, and all of the documents and instruments relating thereto, as amended, supplemented, modified, or restated as of the Commencement Date, which provided for the issuance of the 12 1/4% Senior Subordinated Discount Notes due 2009.

The Intermedia Subordinated Debt Claims shall be deemed Allowed Claims solely for the purposes of the Plan in the aggregate amount of $263,069,008.

Pursuant to the Plan, on the Effective Date, or as soon thereafter as is practicable, each holder of an Allowed Intermedia Subordinated Debt Claim may elect on the Election Form, and shall receive on account of such Claim (i) 18.56 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Allowed Intermedia Subordinated Debt Claim or (ii) New Notes in a principal amount equal to .464 multiplied by the Allowed amount of such Intermedia Subordinated Debt Claim, or a combination thereof as set forth on a properly delivered Election Form or as modified in the event of an Undersubscription or Oversubscription, in full and complete satisfaction of such Allowed Claim. The distributions to Allowed Intermedia Subordinated Debt Claims may be subject to modification in the event of an Oversubscription or Undersubscription.

In the event of an Oversubscription, each Electing Holder in Class 13 will receive (i) New Notes in a principal amount equal to the product of .464 multiplied by such holder’s Pro Rated Claim and (ii) receive 18.56 shares of New Common Stock for each one thousand ($1,000) dollars of such holder’s Remaining Claim;

provided, however, the Debtors shall distribute a disproportionately greater amount of New Notes to an Electing Holder (not to exceed the amount of New Notes originally elected by such holder) or to a Non-Specifying Holder to the extent necessary, as determined in the reasonable discretion of the Debtors, to (A) avoid any person from becoming a “5% shareholder” or “5% entity” (within the meaning of section 382 of the Tax Code and the Treasury Regulations promulgated thereunder) of Reorganized WorldCom or (B) otherwise minimize the amount of New Common Stock that would be treated as owned for section 382 purposes by any “5% shareholder” or “5% entity” of Reorganized WorldCom or by any person to whom any presumption under section 382, which depends upon the ownership of less than five (5%) percent of New Common Stock, would not apply. Holders of Intermedia Subordinated Debt Claims that are Non-Specifying Holders shall be deemed to have elected, and shall receive, New Common Stock; provided, however, that in the event of an Undersubscription, such holders shall be deemed to have elected, and shall receive, New Notes.

In the event of an Undersubscription, New Notes, in an amount equal to the shortfall, shall be distributed first, proportionately to holders of WorldCom Senior Debt Claims, Intermedia Senior Debt Claims, and Intermedia Subordinated Debt Claims that fail to validly specify an election on their Election Form and, second, if any shortfall remains, proportionately to all Electing Holders electing New Common Stock with a concomitant reduction in the amount of New Common Stock distributed to such Electing Holders.

     17.    Class 14—Intermedia Preferred Stock

The Intermedia Preferred Stock consist of all 13.5% series B redeemable exchangeable preferred stock of Intermedia, issued and outstanding on the Commencement Date, and any designation, option, warrant or right, contractual or otherwise, to acquire any such interest.

Pursuant to the Plan, the holders of Intermedia Preferred Stock Interests will not receive any distributions on account of such interests. On the Effective Date, all Intermedia Preferred Stock Interests shall be extinguished.

     18.    Class 15—Intermedia Equity Interests

The Intermedia Equity Interests consist of any Equity Interest in Intermedia issued and outstanding on the Commencement Date other than the Intermedia Preferred Stock.

Pursuant to the Plan, the holders of Intermedia Equity Interests will not receive any distributions on account of such interests. On the Effective Date, all Intermedia Equity Interests will be extinguished.

C.    SECURITIES INSTRUMENTS TO BE ISSUED UNDER THE PLAN

     1.    New Common Stock

Pursuant to the Plan, on the Effective Date, all of WorldCom’s Equity Interests will be cancelled. As of the Effective Date, the authorized capital stock of Reorganized WorldCom will consist of 2.0 billion shares of New Common Stock, par value $0.01 per share. Pursuant to the Plan, it is estimated that an aggregate of approximately 318 million shares of New Common Stock of Reorganized WorldCom will be issued to holders of Allowed Claims. The actual number of shares issued will be dependent upon the final amount of Allowed Claims. The rights of the holders of New Common Stock will be subject to the Reorganized WorldCom Certificate of Incorporation and Reorganized WorldCom By-laws, the New Management Restricted Stock Plan, the New Director Restricted Stock Plan and the Registration Rights Agreement, copies of which will be included in the Plan Supplement, and applicable Delaware law. The New Common Stock issued to creditors pursuant to the Plan will be subject to dilution by the Director Restricted Stock and the Management Restricted Stock. Reorganized WorldCom will use its commercially reasonable efforts to cause the shares of New Common Stock to be listed on the NASDAQ market system for trading on or as soon as practicable after the Effective Date.

     2.    New Notes

Pursuant to the Plan, on the Effective Date, WorldCom shall issue senior unsecured notes, which may be issued in one (1) or more series, in a minimum principal amount of four billion five hundred million ($4,500,000,000) dollars and a maximum principal amount of five billion five hundred million ($5,500,000,000) dollars authorized and issued pursuant to the Plan by Reorganized WorldCom on the Effective Date, the terms of which are governed by the New Notes Indenture, dated as of the Effective Date, between Reorganized WorldCom and an indenture trustee to be designated by WorldCom or Reorganized WorldCom. The New Notes shall include, without limitation, the principal terms set forth in Exhibit B to the Plan. It is the intention of the Debtors that the New Notes will be structured to trade at par value upon issuance; provided, however, that there shall be no legal recourse nor any adjustments or modifications to the New Notes if the New Notes do not trade at par value upon issuance.

D.    EXIT FINANCING AND MARKET REPURCHASE

Commencing as soon as practicable after the Effective Date and in accordance with applicable laws, Reorganized WorldCom will conduct a reasonable review of its Cash needs, including, without limitation, amounts that will be necessary to satisfy holders of Convenience Claims, WorldCom General Unsecured Claims, and Intermedia General Unsecured Claims pursuant to Sections 4.04, 4.06, and 4.12 of the Plan, respectively, and, after such review, will utilize excess Cash (determined as of the Effective Date) in excess of one billion ($1,000,000,000) dollars in accordance with Reorganized WorldCom’s best business judgment to maximize shareholder value, which may include purchasing shares of New Common Stock in the open market at prevailing market prices or otherwise distribute such Cash in respect of the New Common Stock, in each case, depending upon market and business conditions and other relevant factors. Reorganized WorldCom cannot predict the prevailing market price of New Common Stock at the time of any such market repurchase.

To the extent less than five billion five hundred million ($5,500,000,000) dollars in principal amount of New Notes will be distributed pursuant to the Plan and to the extent deemed appropriate by Reorganized WorldCom in its reasonable business judgment, Reorganized WorldCom will use reasonable efforts to obtain a term loan in the principal amount equal to the difference between five billion five hundred million ($5,500,000,000) dollars and the aggregate principal amount of New Notes to be distributed under the Plan not to exceed one billion ($1,000,000,000) dollars.

E.    METHOD OF DISTRIBUTION UNDER THE PLAN

All distributions under the Plan will be made by the Disbursing Agent. Subject to Bankruptcy Rule 9010, all distributions under the Plan to holders of Claims in Classes 4, 6 and 12 will be made to the holder of each Allowed Claim at the address of such holder as listed on the Schedules as of the Distribution Notification Date, unless the Debtors or, on and after the Effective Date, the Reorganized Debtors, have been notified in writing of a change of address, including, without limitation, by the filing of a proof of Claim by such holder that provides an address for such holder different from the address reflected on the Schedules. In the event that any distribution to any such holder is returned as undeliverable, the Disbursing Agent shall use reasonable efforts to determine the current address of such holder, but no distribution to such holder shall be made unless and until the Disbursing Agent has determined the then current address of such holder, at which time such distribution shall be made to such holder without interest; provided, however, that, at the expiration of one (1) year from the Effective Date such distributions shall be deemed unclaimed property and, in accordance with Section 6.14 of the Plan, revest in the Reorganized Debtors and any entitlement of any holder of any Claim to such distributions will be extinguished and forever barred.

Distributions for the benefit of the holders of WorldCom Note Claims, MCIC Senior Debt Claims, Intermedia Senior Debt Claims, and Intermedia Subordinated Debt Claims shall be made to the WorldCom Notes Indenture Trustee, the MCIC Senior Notes Indenture Trustee, the Intermedia Senior Notes Indenture Trustee, and

the Intermedia Subordinated Notes Indenture Trustee, respectively. The Indenture Trustees shall, in turn, promptly administer the distribution to the holders of Allowed Claims in Classes 5, 9, 11, and 13, respectively, in accordance with the Plan and the applicable Indenture. Distributions for the benefit of the holders of Bank Claims shall be made to the Bank of America, N.A. as co-administrative agent under the 364-Day Facility and the Revolving Credit Facility or as otherwise agreed by WorldCom and such holder. Bank of America, N.A. shall, in turn, promptly administer the distribution to the holders of Bank Claims in Class 5. The distribution of New Common Stock or New Notes to the Indenture Trustees or Bank of America, N.A. shall be deemed a distribution to the respective holder of an Allowed Claim. The Indenture Trustees and Bank of America, N.A. shall not be required to give any bond or surety or other security for the performance of their duties unless otherwise ordered by the Bankruptcy Court; and, in the event that such parties are so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be paid by the Reorganized Debtors. After the Effective Date, the reasonable fees and expenses of the Indenture Trustees and Bank of America, N.A. incurred in connection with such distribution shall be paid by the Reorganized Debtors.

As at the close of business on the Distribution Notification Date, the Claims register shall be closed, and there shall be no further changes in the record holder of any Claim. The Reorganized Debtors and any party responsible for making distributions pursuant to Section 6.07 of the Plan shall have no obligation to recognize any transfer of any Claim occurring after the Distribution Notification Date. The Reorganized Debtors and any party responsible for making distributions pursuant to Section 6.07 of the Plan shall instead be authorized and entitled to recognize and deal for all purposes under the Plan with only those record holders stated on the Claims register as of the close of business on the Distribution Notification Date.

Any payment of Cash under the Plan will, at the Disbursing Agent’s option, be made by check drawn on a domestic bank or wire transfer. No payment of Cash less than one-hundred (100) dollars will be made by the Reorganized Debtors to any holder of an Allowed Claim unless a request therefor is made in writing to Reorganized Debtors at the address set forth in Section 13.16 of the Plan.

No fractional shares of New Common Stock will be distributed under the Plan. When any distribution pursuant to the Plan on account of an Allowed Claim would otherwise result in the issuance of a number of shares of New Common Stock that is not a whole number, the actual distribution of shares of New Common Stock will be rounded as follows: (i) fractions of one-half ( 1/2) or greater will be rounded to the next higher whole number; and (ii) fractions of less than one-half ( 1/2) will be rounded to the next lower whole number with no further payment therefor. The total number of shares of New Common Stock to be distributed under the Plan will be adjusted as necessary to account for rounding.

No New Notes shall be distributed in denominations of less than one thousand ($1,000) dollars. When any distribution pursuant to the Plan on account of an Allowed Claim would otherwise result in the issuance of an amount of New Notes that is not a multiple of one thousand (1,000), the actual distribution of New Notes shall be rounded as follows: (i) denominations of five-hundred ($500) dollars or greater shall be rounded up to one thousand ($1,000) dollars; and (ii) denominations of four hundred ninety-nine ($499) dollars or less shall be rounded down to zero ($0.00) with no further payments therefor. The total number of New Notes to be distributed to holders of Allowed Claims shall be adjusted as necessary to account for the rounding.

Any payment or distribution required to be made under the Plan on a day other than a Business Day will be made on the next succeeding Business Day.

All distributions under the Plan that are unclaimed for a period of one (1) year after distribution thereof will be deemed unclaimed property under section 347(b) of the Bankruptcy Code and revested in the Reorganized Debtors and any entitlement of any holder of any Claim to such distributions will be extinguished and forever barred.

Except to the extent evidenced by electronic entry, as a condition to receiving any distribution under the Plan, each holder of a certificated instrument or note must surrender such instrument or note held by it to the

Disbursing Agent or its designee. Any holder of such instrument or note that fails to (i) surrender such instrument or note or (ii) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the Disbursing Agent and furnish a bond in form, substance, and amount reasonably satisfactory to the Disbursing Agent before the first (1st) anniversary of the Effective Date shall be deemed to have forfeited all rights and claims and may not participate in any distribution under the Plan. Any distribution so forfeited shall become property of the Reorganized Debtors.

Pursuant to the Plan, all distributions of New Common Stock or Cash to the creditors of each of the Debtors under the Plan shall be made by, or on behalf of, the applicable Reorganized Debtor. Where the applicable Reorganized Debtor is a subsidiary of Reorganized WorldCom, Reorganized WorldCom shall make a capital contribution, either directly or indirectly, to the applicable Reorganized Debtor (and, in the case of the Intermedia Debtors, in accordance with Section 5.05 of the Plan) of an amount of New Common Stock to be distributed to the creditors of such Debtor, but only at such time as, and to the extent, the amounts are actually distributed to holders of Allowed Claims. All distributions of New Notes to the creditors of the Debtors shall be made by, or on behalf of, Reorganized WorldCom. To the extent that New Notes are issued by Reorganized WorldCom to holders of a Claim against a Debtor (other than WorldCom, Inc. or Intermedia) in exchange for such holders’ Claims, the portion of the Claims for which such New Notes are issued shall be treated as acquired by Reorganized WorldCom. Immediately thereafter, pursuant to the terms hereof, Reorganized WorldCom shall make a capital contribution of such Claims, either directly or indirectly, to the applicable Debtor and such Claims shall immediately be cancelled and discharged. Any distributions that revert to any of the Reorganized Debtors or are otherwise canceled (such as to the extent any distributions have not been claimed within one year or are cancelled pursuant to the Plan) shall revest solely in Reorganized WorldCom, and any applicable Reorganized Debtor (other than Reorganized WorldCom) shall not have (nor shall it be considered to ever have had) any ownership interest in such amounts.

F.    TIMING OF DISTRIBUTIONS UNDER THE PLAN

     1.    Distributions on the Effective Date

Payments and distributions to holders of Claims that are Allowed Claims on the Effective Date will be made on the Effective Date, or as soon thereafter as is practicable.

     2.    Distributions on Claims After Allowance

After such time as a Disputed Convenience Claim, Disputed WorldCom General Unsecured Claim, or Disputed Intermedia General Unsecured Claim becomes an Allowed Claim, the Reorganized Debtors shall distribute to the holder thereof the distributions, if any, to which such holder is then entitled under the Plan. Such distributions to holders of Allowed Convenience Claims shall be made on or before the date that is twenty (20) days after the order or judgment of the Bankruptcy Court allowing such Disputed Convenience Claim becomes a Final Order, without any post-Effective Date interest thereon. Such distributions to holders of Allowed WorldCom General Unsecured Claims and Allowed Intermedia General Unsecured Claim shall be made on the next Subsequent Distribution Date that is not less than twenty (20) days from the date upon which the order or judgment of the Bankruptcy Court allowing such Disputed WorldCom General Unsecured Claims or Disputed Intermedia General Unsecured Claim becomes a Final Order, without any post-Effective Date interest thereon.

     3.    Distributions on Allowed Insured Claims

Distributions to holders of Allowed Insured Claims shall be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified; provided, however, that in no event shall the Allowed amount of an Insured Claim exceed the maximum amount that the Debtors are required to pay in respect of such Insured Claim pursuant to any pertinent insurance policies and applicable law. Nothing contained herein shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any entity may hold against any other entity, including, without limitation, insurers under any policies of insurance.

G.    TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

The Bankruptcy Code grants the Debtors the power, subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases. If an executory contract or unexpired lease is rejected, the counterparty to such contract or lease agreement may file a claim for damages incurred by reason of the rejection. In the case of rejection of leases of real property, such damage claims are subject to certain limitations imposed by the Bankruptcy Code.

Pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases that exist between the Debtors and any person will be deemed assumed by the applicable Debtor, except for any executory contract or unexpired lease (i) that has been rejected pursuant to an order of the Bankruptcy Court entered prior to the Effective Date and for which a motion was filed prior to the Confirmation Date, (ii) as to which a motion for approval of the rejection of such executory contract or unexpired lease has been filed and served prior to the Confirmation Date or (iii) that is set forth in Schedule 8.01(A) (executory contracts) or Schedule 8.01(B) (unexpired leases), which schedules will be included in the Plan Supplement. The Debtors reserve the right, on or prior to the Confirmation Date, to amend Schedules 8.01(A) or 8.01(B) to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) will be deemed to be, respectively, assumed or rejected. The Debtors will provide notice of any amendments to Schedules 8.01(A) or 8.01(B) to the parties to the executory contracts and unexpired leases affected thereby. The listing of a document on Schedules 8.01(A) and 8.01(B) will not constitute an admission by the Debtors that such document is an executory contract or an unexpired lease or that the Debtors have any liability thereunder.

Pursuant to the Plan, unless otherwise specified on Schedules 8.01(A) or 8.01(B), each executory contract and unexpired lease listed or to be listed on Schedules 8.01(A) or 8.01(B) will include modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument or other document is listed on Schedules 8.01(A) or 8.01(B).

Pursuant to the Plan, all Access Providers will continue to provide without interruption all Tariff Services, specifically including usage-sensitive access services, provided to the Debtors prior to the Effective Date. Any Claim against a Debtor by an Access Provider for the provision of Tariff Services to such Debtor prior to the Commencement Date will be treated in accordance with the Plan. For purposes of the Plan, the obligation of an Access Provider to provide Tariff Services does not arise under an executory contract, except to the extent services are provided pursuant to an ASR. Solely for purposes of the Plan, ASRs under which the Debtors elected to purchase certain non usage-sensitive telecommunications services for a term of more than thirty (30) days are treated as executory contracts; provided, however, that for purposes of the Plan, ASRs under which the Debtors elected to purchase certain non usage-sensitive telecommunications services for a term of thirty (30) days or less are not treated as executory contracts. The rejection of an executory contract pursuant to the terms of the Plan shall not be construed as relieving the Debtors of any obligation to comply with section 214 of the Federal Communications Act.

Certain telecommunications providers contend that (a) Tariff Services are generally provided pursuant to executory contracts within the meaning of the Bankruptcy Code and that, therefore, the Debtors may not continue to obtain such services post-confirmation without curing all defaults relating thereto; (b) the distinction between non usage-sensitive telecommunications services for a term of more than thirty (30) days and non usage-sensitive telecommunications services for a term of thirty (30) days or less is both ambiguous and meaningless under the Bankruptcy Code and applicable law; (c) even if prepetition amounts owed by the Debtors to telecommunications providers did not arise under executory contracts, such providers would have the legal right to setoff any such amounts against any debts they may owe the Debtors; and (d) even if it were correct that Tariff Services as defined in the Plan were not provided under executory contracts, it would be impossible for the Debtors to continue to demand such services following the Effective Date. The Debtors and the Committee dispute each of these contentions.

Pursuant to the Plan, all of the Debtors’ insurance policies and any agreements, documents or instruments relating thereto are treated as executory contracts under the Plan. Distributions under the Plan to holders of Insured Claims will be in accordance with the treatment provided under Article IV and Section 7.05 of the Plan. The treatment of the Debtors’ insurance policies and any agreements, documents or instruments relating thereto as executory contracts under the Plan will not constitute or be deemed a waiver of any Cause of Action that the Debtors may hold against any entity, including, without limitation, the insurer under any of the Debtors’ policies of insurance.

Except as provided in Section 8.01 of the Plan, the Pension Plans and all savings plans, retirement plans or benefits, if any, health care plans, performance-based incentive plans, workers’ compensation programs and life, disability, directors and officers liability and other insurance plans are treated as executory contracts under the Plan and will, on the Effective Date, be deemed assumed by the Debtors, in accordance with sections 365(a) and 1123(b)(2) of the Bankruptcy Code; provided, however, that such programs shall not be continued for the benefit of, and shall be deemed rejected with respect to any Culpable Individual. A Culpable Individual is any director, officer, or employee of the Debtors who, (i) in connection with any alleged pre-Commencement Date accounting improprieties, was discharged or whose resignation was accepted on account of such individual’s knowledge of or participation in such accounting improprieties, (ii) is or has been convicted of a crime, found in fact in any judicial or alternative dispute resolution proceeding to have committed fraud or to have received unjust enrichment, or is or has been sued by WorldCom or any assignee on such grounds, or (iii) has ever failed to repay or, is otherwise in default of, any corporate loans from one or more of the Debtors.

The Debtors are either contributing sponsors of the Pension Plans or are members of a contributing sponsor’s controlled group. The Pension Plans are tax-qualified defined benefit pension plans covered by and subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §§ 1301-1462. See 29 U.S.C. §§ 1301(a)(13) and (14). The Pension Benefit Guaranty Corporation (“PBGC”) administers the termination insurance program under Title IV. PBGC filed unliquidated Claims in these bankruptcy proceedings for unpaid minimum funding contributions, if any, due to the Pension Plans under 26 U.S.C. § 412 and 29 U.S.C. § 1082, and for unpaid premiums owed to PBGC, if any, pursuant to 29 U.S.C. § 1307. The PBGC also filed estimated Claims totaling $281 million for the unfunded benefit liabilities of the Pension Plans pursuant to 29 U.S.C. § 1362. This is the PBGC’s estimate of the total unfunded benefit liabilities of the Plans determined in accordance with the PBGC’s interest rates used on a plan termination basis. If the Pension Plans are terminated while underfunded during these jointly-administered bankruptcy proceedings, these PBGC Claims will mature against the Debtors’ estates.

The Plan specifically provides that the Debtors shall assume and continue the Pension Plans in accordance with their terms, satisfy the minimum funding standards pursuant to 26 U.S.C. § 412 and 29 U.S.C. § 1082, and administer the Pension Plans in accordance with their terms and the provisions of ERISA. Furthermore, nothing in the Plan shall be construed as discharging, releasing or relieving the Debtors or the Debtors’ successors, including the Reorganized Debtors, or any party, in any capacity, from any liability imposed under any law or regulatory provision with respect to the Pension Plans or the PBGC. The PBGC and the Pension Plans shall not be enjoined or precluded from seeking to enforce such liability as a result of any provision of the Plan or the Confirmation Order, subject to any rights and defenses of the Debtors or Reorganized Debtors.

Pursuant to the Plan, entry of the Confirmation Order will, subject to and upon the occurrence of the Effective Date, constitute (i) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed pursuant to Section 8.01 of the Plan, (ii) the extension of time, pursuant to section 365(d)(4) of the Bankruptcy Code, within which the Debtors may assume, assume and assign, or reject the unexpired leases specified in Section 8.01 of the Plan through the date of entry of an order, approving the assumption, assumption and assignment, or rejection of such unexpired leases, and (iii) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases pursuant to Section 8.01 of the Plan.

Except as may otherwise be agreed to by the parties, within thirty (30) days after the Effective Date, the Reorganized Debtors will cure any and all undisputed defaults under any executory contract or unexpired lease assumed by the Debtors pursuant to the Plan, in accordance with section 365(b) of the Bankruptcy Code. All disputed defaults that are required to be cured will be cured either within thirty (30) days of the entry of a Final Order determining the amount, if any, of the Reorganized Debtor’s liability with respect thereto or as may otherwise be agreed to by the parties.

Claims arising out of the rejection of an executory contract or unexpired lease pursuant to the Plan must be filed with the Bankruptcy Court and served upon the Debtors or, on and after the Effective Date, the Reorganized Debtors, no later than thirty (30) days after the later of (i) notice of entry of an order approving the rejection of such executory contract or unexpired lease, (ii) notice of entry of the Confirmation Order, and (iii) notice of an amendment to Schedule 8.01(A) or 8.01(B). All such Claims not filed within such time will be forever barred from assertion against the Debtors, their estates, the Reorganized Debtors and their property.

H.     PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS

Except as to applications for allowance of compensation and reimbursement of expenses under sections 330 and 503 of the Bankruptcy Code, the Reorganized Debtors will, on and after the Effective Date, have the exclusive right to make and file objections to Claims. On and after the Effective Date, the Reorganized Debtors will have the authority to compromise, settle, otherwise resolve or withdraw any objections to Claims and compromise, settle or otherwise resolve Disputed Claims without approval of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, the Debtors and, on and after the Effective Date, the Reorganized Debtors will file all objections to Claims that are the subject of proofs of claim or requests for payment filed with the Bankruptcy Court (other than applications for allowances of Compensation and Reimbursement Claims) and serve such objections upon the holder of the Claim as to which the objection is made as soon as is practicable, but in no event later than (i) one hundred eighty (180) days after the Effective Date or (ii) such later date as may be approved by the Bankruptcy Court, after notice and a hearing, whether fixed before or after the date specified in clause (i) above.

All Personal Injury Claims are Disputed Claims. No distributions shall be made on account of any Personal Injury Claim unless and until such Claim is liquidated and becomes an Allowed Claim. Any Personal Injury Claim which has not been liquidated prior to the Effective Date and as to which a proof of claim was timely filed in the Chapter 11 Cases, shall be determined and liquidated in the administrative or judicial tribunal in which it is pending on the Effective Date or, if no action was pending on the Effective Date, in any administrative or judicial tribunal of appropriate jurisdiction. Any Personal Injury Claim determined and liquidated (i) pursuant to a judgment obtained in accordance with the Plan and applicable nonbankruptcy law which is no longer appealable or subject to review, or (ii) in any alternative dispute resolution or similar proceeding as same may be approved by order of a court of competent jurisdiction, shall be deemed, to the extent applicable, an Allowed Claim in Class 4, 6 or 12, as applicable, in such liquidated amount and treated in accordance with the Plan; provided, however, that the Allowed amount of any Personal Injury Claim that also is an Insured Claim shall be limited as provided in Section 7.05 of the Plan. Nothing contained in Section 7.03 of the Plan shall constitute or be deemed a waiver of any Claim, right, or Cause of Action that the Debtors may have against any person in connection with or arising out of any Personal Injury Claim, including, without limitation, any rights under section 157(b) of title 28 of the United States Code.

If any portion of a claim is a Disputed Claim, no payment or distribution will be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim.

I.    CONDITIONS PRECEDENT TO EFFECTIVENESS OF THE PLAN

The Plan will not become effective unless and until the following conditions will have been satisfied pursuant to the Plan:

(a)    The Confirmation Order, in form and substance acceptable to the Debtors shall have been signed by the judge presiding over the Chapter 11 Cases, and there shall not be a stay or injunction in effect with respect thereto;

(b)    The New Notes Indenture shall be in form and substance reasonably acceptable to the Debtors, the Committee, the MatlinPatterson Investors, the Ad Hoc Committee of Intermedia Noteholders, the Ad Hoc Committee of MCIC Senior Noteholders, and the Ad Hoc Committee of WorldCom Noteholders;

(c)    The Reorganized WorldCom Certificate of Incorporation and the Reorganized WorldCom By-laws shall be in form and substance reasonably acceptable to the Debtors, the Committee, the MatlinPatterson Investors, the Ad Hoc Committee of Intermedia Noteholders, and the Ad Hoc Committee of WorldCom Noteholders and shall be in form and substance reasonably acceptable to the Ad Hoc Committee of MCIC Senior Noteholders solely to the extent such documents affect the New Notes Indenture;

(d)    The New Management Restricted Stock Plan and the New Director Restricted Stock Plan shall be in form and substance reasonably acceptable to the Debtors, the Committee, the MatlinPatterson Investors, the Ad Hoc Committee of Intermedia Noteholders, and the Ad Hoc Committee of WorldCom Noteholders;

(e)    All actions, documents and agreements necessary to implement the Plan shall have been effected or executed;

(f)    The Debtors shall have received all authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions or documents that are determined by the Debtors to be necessary to implement the Plan and that are required by law, regulation, or order; and

(g)    The Debtors shall have paid the Final Penalty Judgment as set forth in the settlement, dated May 19, 2003, between WorldCom and the SEC or, if approval of such settlement is stayed pending an appeal, the Debtors shall deposit all amounts due into an escrow account pending final resolution.

The Debtors, in their sole discretion and to the extent not prohibited by applicable law, may waive one (1) or more of the conditions precedent to effectiveness of the Plan set forth above; provided, however, that the Debtors may not waive the conditions precedent that provide for other parties’ reasonable acceptance without the consent of such parties (which shall not be unreasonably withheld or delayed).

In the event that one or more of the conditions set forth above have not occurred on or before one hundred twenty (120) days after the Confirmation Date, (i) the Confirmation Order will be vacated, (ii) no distributions under the Plan will be made, (iii) the Debtors and all holders of Claims and Equity Interests will be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred and (iv) the Debtors’ obligations with respect to Claims and Equity Interests will remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.

J.    IMPLEMENTATION AND EFFECT OF CONFIRMATION OF THE PLAN

Upon the Effective Date, pursuant to section 1141(b) and (c) of the Bankruptcy Code, the property of the estates of the Debtors, will vest in the applicable Reorganized Debtors free of all Claims, Liens, encumbrances, charges and interests, except as otherwise provided in the Plan. From and after the Effective Date, the Reorganized Debtors may operate their businesses, and may use, acquire and dispose of property free of any restrictions imposed under the Bankruptcy Code or the Bankruptcy Rules and in all respects as if there were no pending cases under any chapter or provision of the Bankruptcy Code, except as provided in the Plan. All injunctions and stays provided for in the Chapter 11 Cases under sections 105 and 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, will remain in full force and effect until the Effective Date.

K.    DISCHARGE, RELEASE AND INJUNCTION

Except as otherwise provided in the Plan or in the Confirmation Order, the rights afforded in the Plan and the payments and distributions to be made hereunder shall be in exchange for and in complete satisfaction, discharge, and release of all existing debts and Claims, and shall terminate all Equity Interests, of any kind, nature, or description whatsoever, including any interest accrued on such Claims from and after the Commencement Date, against or in the Debtors or any of their assets or properties to the fullest extent permitted by section 1141 of the Bankruptcy Code. Except as provided in the Plan, upon the Effective Date, all existing Claims against the Debtors and Equity Interests in the Debtors, shall be, and shall be deemed to be, discharged and terminated, and all holders of Claims and Equity Interests shall be precluded and enjoined from asserting against the Reorganized Debtors, or any of their assets or properties, any other or further Claim or Equity Interest based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not such holder has filed a proof of Claim or proof of Equity Interest.

Upon the Effective Date and in consideration of the distributions to be made under the Plan, except as otherwise expressly provided in the Plan, each holder (as well as any trustees and agents on behalf of each holder) of a Claim or Equity Interest and any affiliate of such holder shall be deemed to have forever waived, released, and discharged the Debtors, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Equity Interests, rights, and liabilities that arose prior to the Effective Date. Upon the Effective Date, all such persons shall be forever precluded and enjoined, pursuant to section 524 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim against or terminated Equity Interest in the Debtors.

Except as otherwise expressly provided in the Plan, the Confirmation Order, or a separate order of the Bankruptcy Court, all entities who have held, hold, or may hold Claims against or Equity Interests in any or all of the Debtors and other parties in interest, along with their respective present or former employees, agents, officers, directors, or principals, are permanently enjoined, on and after the Effective Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind against the Debtors or Reorganized Debtors with respect to any such Claim or Equity Interest, (ii) enforcing, attaching, collecting, or recovering by any manner or means of any judgment, award, decree, or order against the Debtors or Reorganized Debtors on account of any such Claim or Equity Interest, (iii) creating, perfecting, or enforcing any encumbrance of any kind against the Debtors or Reorganized Debtors or against the property or interests in property of the Debtors or Reorganized Debtors on account of any such Claim or Equity Interest, (iv) commencing or continuing in any manner any action or other proceeding of any kind with respect to any Claims and Causes of Action which are extinguished or released pursuant to the Plan, and (v) taking any actions to interfere with the implementation or consummation of the Plan. The Plan does not and is not intended to release or enjoin any claims by creditors and/or current and former interest holders against non-Debtor third parties.

L.    SUMMARY OF OTHER PROVISIONS OF THE PLAN

The following subsections summarize certain other significant provisions of the Plan. The Plan should be referred to for the complete text of these and other provisions of the Plan.

     1.    Retiree Benefits

Pursuant to the Plan and section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, the Reorganized Debtors shall continue to pay all retiree benefits of the Debtors (within the meaning of section 1114 of the Bankruptcy Code), if any, at the level established in accordance with section 1114 of the Bankruptcy Code, at any time prior to the Confirmation Date, for the duration of the period for which the Debtors had obligated themselves to provide such benefits.

     2.    Certificates of Incorporation and By-laws

The Reorganized WorldCom Certificate of Incorporation, the Reorganized WorldCom By-laws, and the certificates of incorporation and by-laws of each of the other Reorganized Debtors shall contain provisions necessary (i) to prohibit the issuance of nonvoting equity securities as required by section 1123(a)(6) of the Bankruptcy Code, subject to further amendment of such certificates of incorporation and by-laws as permitted by applicable law, (ii) to impose restrictions on the direct or indirect transferability of the New Common Stock or other equity of Reorganized WorldCom (“Reorganized WorldCom Equity”) such that (A) no person or “entity” may acquire or accumulate 4.75% or more (as determined under tax law principles governing the application of section 382 of the Tax Code) of the Reorganized WorldCom Equity and (B) no person or entity owning directly or indirectly (as determined under such tax law principles) on the Effective Date, after giving effect to the Plan, 4.75% or more of the New Common Stock may acquire additional shares of Reorganized WorldCom Equity, subject to certain exceptions and limitations (including, without limitation, limited duration of restrictions as described below, the right of the Board of Directors to waive such restrictions in its reasonable discretion, and allowance for certain acquisitions without the need for prior Board of Directors approval, including, without limitation, qualified tender offers for all of Reorganized WorldCom’s stock), (iii) to impose the requirement that any “stock split” or “reverse stock split” within one (1) year after the Effective Date be approved by the holders of at least ninety-five (95%) percent of the New Common Stock then outstanding; and (iv) to effectuate the provisions of the Plan. All restrictions on the transferability of the Reorganized WorldCom Equity described under clause (ii) above shall expire on the earlier of the second (2nd) anniversary of the Effective Date and the date on which the Board of Directors of Reorganized WorldCom in good faith determines that, (A) the requirements under section 382(l)(5) of the Tax Code will not be satisfied with respect to the ownership change occurring directly as a result of the consummation of the Plan or (B) electing treatment under section 382(l)(5) of the Tax Code is not in the best interests of Reorganized WorldCom or its stockholders. Reorganized WorldCom shall use good faith efforts to make the determination of whether a reasonable basis exists for taking the position that the requirements of section 382(l)(5) of the Tax Code have been satisfied, at the earliest date following the Effective Date that adequate information regarding the ownership of Reorganized WorldCom is reasonably available, and from time to time thereafter as additional information or developments relevant to this determination are reasonably available or occur.

The Reorganized WorldCom Certificate of Incorporation, the Reorganized WorldCom By-laws, and the forms of the Certificate of Incorporation and By-laws for each of the other Reorganized Debtors will be included in the Plan Supplement.

     3.    Amendment or Modification of the Plan

Alterations, amendments or modifications of or to the Plan may be proposed in writing by the Debtors at any time prior to the Confirmation Date, provided that the Plan, as altered, amended or modified, satisfies the conditions of sections 1122 and 1123 of the Bankruptcy Code, and the Debtors shall have complied with section 1125 of the Bankruptcy Code. The Plan may be altered, amended or modified at any time after the Confirmation Date and before substantial consummation, provided that the Plan, as altered, amended or modified, satisfies the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan, as altered, amended or modified, under section 1129 of the Bankruptcy Code. A holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such holder. Notwithstanding the forgoing, neither the Debtors nor any other party may modify Section 9.04(b) of the Plan or increase or decrease the aggregate number of shares of New Common Stock projected to be distributed pursuant to Article IV of the Plan between the Confirmation Date and the Effective Date. The amendment or modification of (i) the percentage recovery for the holders of MCIC Senior Debt Claims, Intermedia Senior Debt Claims, or Intermedia Subordinated Debt Claims or (ii) the form of distribution (i.e. New Notes) that shall be distributed to the holders of MCIC Senior Debt Claims shall be deemed to be material amendments or modifications to the holders of such Claims; provided, however, that the foregoing shall not be deemed to be material amendments or modifications to the holders of such Claims to the extent the

Ad Hoc Committee of Intermedia Noteholders and Ad Hoc Committee of MCIC Senior Noteholders, as appropriate, consent to such amendments or modifications.

     4.    Survival of Corporate Reimbursement Obligations

Pursuant to the Plan, except as set forth on Schedules 8.01(A) and 8.01(B), any prepetition indemnification obligations of the Debtors pursuant to their corporate charters and by-laws or agreements entered into any time prior to the Commencement Date shall be limited to the reimbursement current directors, officers, and/or employees, other than Culpable Individuals, for legal fees and expenses and shall continue as obligations of the Reorganized Debtors in an amount not to exceed twenty-five million ($25,000,000) dollars in the aggregate. Other than as set forth in the preceding sentence, nothing herein shall be deemed to be an assumption of any other prepetition indemnification obligation and any such obligations shall be rejected pursuant to the Plan.

     5.    Setoffs

Pursuant to the Plan, the Debtors may, but will not be required to, set off against any Claim (for purposes of determining the Allowed amount of such Claim on which distribution shall be made), any Claims of any nature whatsoever that the Debtors may have against the holder of such Claim, but neither the failure to do so nor the allowance of any Claim hereunder will constitute a waiver or release by the Debtors of any such Claim the Debtors may have against the holder of such Claim.

Nothing contained in this or any other provision of the Plan is intended to prejudice the rights of any party to assert that the Debtors should not be allowed to satisfy their obligations to cure any defaults under any executory contract to be assumed by setting off against amounts the Debtors claim are owed to them by the non-Debtors party to the contract, where the non-Debtor party has other claims against the Debtors which are not being paid in full and for which the non-Debtor party otherwise would have a valid right of setoff against the Debtors. The rights of all parties with respect to application of setoffs is preserved.

     6.    Allocation of Plan Distributions Between Principal and Interest

Pursuant to the Plan, to the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated first to the principal amount of the Claim (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

     7.    Restructuring Transactions

Pursuant to the Plan, on the Effective Date, the following transactions shall be effectuated in the order set forth:

(i)  WorldCom shall make a capital contribution of the New Common Stock, New Notes, and Cash to Merger Subsidiary in an amount sufficient to satisfy distributions to holders of Allowed Intermedia Senior Debt Claims, Allowed Intermedia General Unsecured Claims, and Allowed Intermedia Subordinated Debt Claims as of the Effective Date. Merger Subsidiary shall assume all of WorldCom’s obligations under the Intermedia Intercompany Note, and WorldCom shall have no further obligations thereunder;

(ii)  Intermedia shall merge with and into Merger Subsidiary, with Merger Subsidiary surviving, pursuant to which holders of Allowed Intermedia Senior Debt Claims, Allowed Intermedia General Unsecured Claims, and Allowed Intermedia Subordinated Debt Claims against Intermedia will receive New Common Stock, New Notes, and Cash in accordance with Sections 4.11, 4.12, and 4.13 of the Plan, respectively. (Immediately following the Effective Date, Merger Subsidiary shall continue to be a first-tier, wholly-owned Subsidiary of WorldCom). As a result of such merger, the Intermedia Intercompany Note shall be extinguished; and

(iii)  Merger Subsidiary shall make a capital contribution, either directly or indirectly, to any applicable Reorganized Debtor that is a subsidiary of Intermedia of the amount of New Common Stock and Cash to be distributed to holders of Allowed Intermedia General Unsecured Claims against such Debtor as of the Effective Date.

On or as of the Effective Date, within the sole and exclusive discretion of the Debtors, the Debtors may, notwithstanding any other transactions described in Section 5.05 of the Plan, but provided there are no material adverse tax consequences to the Debtors, (i) cause any or all of the Debtors to be merged into one or more of the Debtors or dissolved, (ii) cause the transfer of assets between or among the Debtors, or (iii) engage in any other transaction in furtherance of the Plan. Any such transaction shall be effective as of the Effective Date pursuant to the Confirmation Order without any further action by the stockholders or directors of any of the Debtors, the Debtors in Possession, or the Reorganized Debtors. It is the present intention of the Debtors to utilize this provision to merge or dissolve certain of its Subsidiaries and transfer certain executory contracts, unexpired leases, and other assets to the surviving Subsidiaries. A list of the Subsidiaries that will be merged or dissolved will be included in the Plan Supplement.

On the Effective Date, Reorganized WorldCom shall reincorporate as a Delaware corporation and change its name to MCI, Inc. In order to effectuate Reorganized WorldCom’s reincorporation as a Delaware corporation, WorldCom shall merge into a wholly owned Subsidiary that is incorporated in Delaware, with such Subsidiary being the surviving corporation. At such time, such Subsidiary shall change its name to MCI, Inc.

     8.    Corporate Name Change and Relocation

The Reorganized WorldCom Certificate of Incorporation and Reorganized WorldCom By-laws shall provide that, on the Effective Date, WorldCom, Inc. shall change its name to MCI, Inc. and reincorporate as a Delaware corporation in the manner set forth in Section 5.05(c) of the Plan. On and after the Effective Date, the corporate offices of MCI, Inc. and the other Reorganized Debtors shall be located at 22001 Loudoun County Parkway, Ashburn, Virginia 20147.

     9.    Cancellation of Existing Securities and Agreements

Pursuant to the Plan, on the Effective Date, subject to Section 5.06(c) of the Plan, any document, agreement, or instrument evidencing any Claim or Equity Interest, other than a Claim that is reinstated and rendered unimpaired under the Plan or Equity Interest held by a Debtor in any Subsidiary, shall be deemed cancelled without further act or action under any applicable agreement, law, regulation, order, or rule and the obligations of the Debtors under such documents, agreements, or instruments evidencing such Claims and Equity Interests, as the case may be, shall be discharged; provided, however, that the Indentures shall continue in effect for the purposes of permitting the Indenture Trustees to (i) make any distributions pursuant to the Plan and to perform such other necessary functions with respect thereto and (ii) maintain and assert any rights or liens for reasonable fees, costs, and expenses under the Indentures.

     10.    Hart-Scott-Rodino Compliance

Any shares of New Common Stock to be distributed under the Plan to any entity required to file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not be distributed until the notification and waiting periods applicable under such Act to such entity shall have expired or been terminated.

     11.    Revocation or Withdrawal of the Plan

The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtors revoke or withdraw the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained in the Plan shall constitute or be deemed a waiver or release of any Claims by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.

     12.    Termination of Committee

Pursuant to the Plan, the Committee shall terminate on the Effective Date, except that the Committee may evaluate, object to (if necessary), and appear at the hearing to consider applications for final allowances of compensation and reimbursement of expenses, including applications for compensation or reimbursement under section 503 of the Bankruptcy Code, and support or prosecute any objections to such applications, if appropriate, and the committee may continue to function after the Effective Date with respect to the consummation of the SEC Final Penalty Judgment and distribution of the settlement funds thereunder. The post-Effective Date professional fees of the Committee for the services set forth in the preceding sentence shall be paid pursuant to Section 13.06 of the Plan.

The Committee contends that it is appropriate for the Committee to continue to function after the Effective Date with respect to additional matters including the resolution of pending federal and state criminal investigations against the Debtors or Reorganized Debtors and determinations as to the prosecutions of causes of actions against former officers, directors and third parties identified in the Examiner’s Reports, and parties identified in the Special Committee Report. The Debtors and the Committee will seek to reach agreement on these additional points.

     13.    Avoidance and Recovery Actions

From and after the Effective Date, the Reorganized Debtors shall have the right to prosecute any avoidance or equitable subordination or recovery actions under sections 105, 502(d), 510, 542 through 551, and 553 of the Bankruptcy Code that belong to the Debtors or Debtors in Possession other than the Intermedia Avoidance Claims, which shall be extinguished pursuant to Section 5.06(a) of the Plan, and such other avoidance or recovery actions against parties to the Compromise and Settlements under Section 5.06 of the Plan.

The Debtors have selected and intend to retain special counsel to evaluate potential causes of actions against former directors, officers, employees, and other third parties.

     14.    Effectuating Documents and Further Transactions

Pursuant to the Plan, each of the Debtors and the Reorganized Debtors is authorized to execute, deliver, file or record such contracts, instruments, releases, indentures and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan.

     15.    Expedited Tax Determination

Pursuant to the Plan, the Reorganized Debtors may request an expedited determination of taxes under section 505(b) of the Bankruptcy Code for all returns filed for, or on behalf of, such Reorganized Debtors for all taxable periods through the Effective Date.

     16.    Corporate Action

Pursuant to the Plan, on the Effective Date, all matters provided for under the Plan that would otherwise require approval of the stockholders or directors of one or more of the Debtors or Reorganized Debtors, including, without limitation, (i) the authorization to issue or cause to be issued the New Notes, the New Common Stock, the Director Restricted Stock, and the Management Restricted Stock, (ii) the effectiveness of the Reorganized WorldCom Certificate of Incorporation, the Reorganized WorldCom By-laws, the certificates of incorporation and by-laws of the other Reorganized Debtors, (iii) all restructuring transactions effectuated pursuant to the Plan, (iv) the election or appointment, as the case may be, of directors and officers of Reorganized WorldCom and the other Reorganized Debtors, (v) the authorization and approval of a new revolving credit facility, a new term loan, the New Management Restricted Stock Plan, the New Director Restricted Stock Plan, and the Registration Rights Agreement, and (vi) the qualification of Reorganized

WorldCom or any of the Reorganized Debtors as a foreign corporation wherever the conduct of business by the Company requires such qualification, shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to the applicable general corporation law of the states in which the Debtors and the Reorganized Debtors are incorporated, without any requirement of further action by the stockholders or directors of the Debtors or Reorganized Debtors. On the Effective Date, or as soon thereafter as is practicable, Reorganized WorldCom and the Reorganized Debtors shall, if required, file their amended certificates of incorporation with the Secretary of State of the state in which each such entity is (or will be) incorporated, in accordance with the applicable general corporation law of each such state.

     17.    Exculpation

Pursuant to the Plan, none of the Debtors, the Reorganized Debtors, the Committee and its members, the Indenture Trustees, the MatlinPatterson Investors, Silver Lake, the Ad Hoc Committee of Intermedia Noteholders, the Ad Hoc Committee of MCIC Senior Noteholders, and the Ad Hoc Committee of WorldCom Noteholders or any of their respective current members, partners, officers, directors, employees, advisors, professionals, affiliates, or agents (but solely in their capacities as such) shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct, gross negligence, or criminal conduct and, in all respects, the Debtors, the Reorganized Debtors, the Committee and its members, the Indenture Trustees, the MatlinPatterson Investors, Silver Lake, the Ad Hoc Committee of Intermedia Noteholders, the Ad Hoc Committee of MCIC Senior Noteholders, and the Ad Hoc Committee of WorldCom Noteholders, and each of their respective current members, partners, officers, directors, employees, advisors, professionals, affiliates, and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. Nothing in Section 10.06 of the Plan shall (i) be construed as a release of any entity’s fraud, gross negligence, malpractice, or willful misconduct with respect to matters set forth in Section 10.06 of the Plan or (ii) limit the liability of the professionals of the Debtors, the Reorganized Debtors, the Committee and its members, the Indenture Trustees, the MatlinPatterson Investors, Silver Lake, the Ad Hoc Committee of Intermedia Noteholders, the Ad Hoc Committee of MCIC Senior Noteholders, and the Ad Hoc Committee of WorldCom Noteholders to their respective clients pursuant to DR 6-012 of the Code of Professional Responsibility.

     18.    Retention of Causes of Action/Reservation of Rights

Except as against parties to the Compromise and Settlement, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or the relinquishment of any rights or Causes of Action that the Debtors or the Reorganized Debtors may have or which the Reorganized Debtors may choose to assert on behalf of their respective estates under any provision of the Bankruptcy Code or any applicable nonbankruptcy law, including, without limitation, (i) any and all Claims against any person or entity, to the extent such person or entity asserts a crossclaim, counterclaim, and/or Claim for setoff which seeks affirmative relief against the Debtors, the Reorganized Debtors, their officers, directors, or representatives, (ii) the turnover of any property of the Debtors’ estates, and (iii) Causes of Action against current or former directors, officers, professionals, agents, financial advisors, underwriters, lenders, or auditors relating to acts or omissions occurring prior to the Commencement Date.

Nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or relinquishment of any Claim, Cause of Action, right of setoff, or other legal or equitable defense which the Debtors had immediately prior to the Commencement Date, against or with respect to any Claim left unimpaired by the Plan. The Reorganized Debtors shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Commencement Date fully as if the Chapter 11 Cases had not been commenced, and all of the Reorganized Debtors’ legal and equitable rights respecting any Claim left unimpaired by the Plan may be asserted after the Confirmation Date to the same extent as if the Chapter 11 Cases had not been commenced.

     19.    United States Exception

Notwithstanding any provision of the Plan or any document or order associated therewith in accordance with 18 U.S.C. § 3613(e), nothing shall be deemed to waive, release, discharge, affect, or terminate any liability of, debt of, or Claim against Debtors, the Reorganized Debtors, or any non-Debtor in connection with any criminal action or criminal proceeding by the United States concerning conduct at any time by the Debtors (or their agents or present or former employees) or by the Reorganized Debtors (or their agents or present or former employees), and nothing herein shall release the Debtors, the Reorganized Debtors, or any non-Debtor from the criminal laws of the United States. Nothing in the Plan or in any document or order associated therewith shall be deemed to waive, release, discharge, affect, or terminate any Claim or right of the United States (or any agency or department thereof) to collect any Claim against or assert any right against any non-Debtor (including, but not limited to, any present or former employee, agent, officer, director, or principal of any Debtor or Reorganized Debtor).

     20.    Electing Holder’s Designation

With respect to each Electing Holder that may receive a combination of New Notes or New Common Stock, in lieu of receiving New Notes and New Common Stock on account of each Allowed Claim as otherwise provided in Article IV of the Plan, such Electing Holder may designate (so long as such Electing Holder holds more than one (1) Allowed Claim) on the Election Form that such Electing Holder shall receive on account of specified Allowed Claims a specific portion of the New Notes and/or New Common Stock that such Electing Holder is entitled to receive on account of all Allowed Claims for which elections are made by such Electing Holder. Each Electing Holder making the designation described above shall receive the same aggregate principal amount of New Notes and aggregate shares of New Common Stock as such holder would have received pursuant to Article IV of the Plan had such holder not made such designation.

     21.    Violations of Claims Trading Order

In the event that any person or group of persons is in violation of the Trading Order and such person or group of persons, but for the application of Section 5.12 of the Plan, would become a “5% shareholder” (within the meaning of section 382 of the Tax Code and the Treasury Regulations promulgated thereunder) of Reorganized WorldCom as a result of the implementation of the Plan, such person(s) (and, to the extent necessary, any other person whose ownership would be attributed to any such person for purposes of section 382 of the Tax Code) shall not be entitled to and shall not receive distributions of New Common Stock pursuant to the Plan (i) in excess of fourteen million three hundred fifty-nine thousand nine hundred ninety-nine (14,359,999) shares of New Common Stock, if such violation was a failure to notify the Debtors of ownership of one billion ($1,000,000,000) dollars or more of Claims, or (ii) in respect of any Claims acquired in violation of the Trading Order. If, after May 16, 2003 and prior to the Distribution Notification Date, the Debtors become aware of circumstances that would result in the application of the preceding sentence as to any person(s), then to the extent that such person(s) would not be entitled to receive New Common Stock by reason of Section 5.12 of the Plan, such person(s) shall be treated as having elected on an Election Form to receive New Notes in accordance with the applicable provisions of Article IV of the Plan. If the Debtors or Reorganized WorldCom only become aware of such circumstances after the Distribution Notification Date, then, except as provided below, no distribution shall be made in lieu of the New Common Stock that is not distributable by reason of Section 5.12 of the Plan. If such New Common Stock was already distributed, such distribution of New Common Stock shall be null and void and the respective amount of New Common Stock, together with any dividends or other distributions that were received by the purported recipient of such New Common Stock under the Plan, shall be promptly returned to Reorganized WorldCom. Pursuant to provisions to be contained in the Reorganized WorldCom Certificate of Incorporation or Reorganized WorldCom By-Laws, Reorganized WorldCom (i) shall use good faith efforts to sell, to the extent practicable (as determined by Reorganized WorldCom), and shall only sell for Cash, any New Common Stock that was not distributable under Section 5.12 of the Plan by reason of circumstances of which Reorganized WorldCom became aware after the Distribution Notification Date or that was returned to Reorganized WorldCom pursuant to the terms of the preceding sentence, and (ii) following any such sale, shall distribute to the person (or persons on a proportionate basis) to whom such New Common Stock would otherwise have been distributable an amount equal to the lesser of (A) the sales proceeds in excess of Reorganized WorldCom’s expenses in connection with the sale and (B) the value of the sold shares as of the Effective Date (as determined in good faith by Reorganized WorldCom). The reasonable determinations of the Debtors or Reorganized WorldCom under this Section 5.12 of the Plan regarding any amounts of New Common Stock that are not distributable or that must be returned shall be final and binding, and shall be made by the earlier of the expiration of the restrictions on the transferability of Reorganized WorldCom Equity described in clause (ii) of the first sentence of Section 9.03 of the Plan and the filing of the federal income tax return of Reorganized WorldCom for the taxable year in which the Effective Date occurs. Any disputes under Section 5.12 of the Plan shall be resolved by the Bankruptcy Court.

The Trading Order is the Final Order Pursuant to Sections 362 and 105(a) of the Bankruptcy Code Establishing Notification Procedures and Approving Restrictions on Certain Transfers of Claims Against and Interests in the Debtors, dated March 4, 2003.

    22.     Plan Supplement

The Reorganized WorldCom Certificate of Incorporation, the Reorganized WorldCom By-laws, the forms of certificates of incorporation and by-laws of each of the other Reorganized Debtors, Schedules 8.01(A) and 8.01(B) referred to in Section 8.01 of the Plan, a post-Effective Date revolving credit facility agreement, if any, the New Notes Indenture, the New Director Restricted Stock Plan, the New Management Restricted Stock Plan, the Registration Rights Agreement, and any other appropriate documents shall be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court at least ten (10) days prior to the last day upon which holders of Claims may vote to accept or reject the Plan; provided, however, that the New Notes Indenture, the New Director Restricted Stock Plan, and the New Management Restricted Stock Plan shall be filed with the Clerk of the Bankruptcy Court at least thirty (30) days prior to the last day upon which holders of Claims may vote to accept or reject the Plan; provided further, however, that the Debtors may amend (A) Schedules 8.01(A) and 8.01(B) through and including the Confirmation Date and (B) each of the other documents contained in the Plan Supplement, subject to Section 11.01 of the Plan, through and including the Effective Date in a manner consistent with the Plan and Disclosure Statement. Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement on the Debtors’ independent website at www.elawforworldcom.com or upon written request to WorldCom in accordance with Section 13.16 of the Plan.

VII.     CONFIRMATION AND CONSUMMATION PROCEDURE

Under the Bankruptcy Code, the following steps must be taken to confirm the Plan:

A.     SOLICITATION OF VOTES

In accordance with sections 1126 and 1129 of the Bankruptcy Code, the Claims in Classes 2, 4, 5, 6, 9, 11, 12, and 13 of the Plan are impaired, and the holders of Allowed Claims in each of these Classes are entitled to vote to accept or reject the Plan. Claims in Classes 1 and 3 of the Plan are unimpaired. The holders of Allowed Claims in each of such Classes are conclusively presumed to have accepted the Plan, and the solicitation of acceptances with respect to such Classes is not required under section 1126(f) of the Bankruptcy Code. The holders of Claims and Equity Interests in Classes 7, 8, 10, 14, and 15 of the Plan will not receive any distributions under the Plan and are conclusively presumed to have rejected the Plan.

As to the classes of claims entitled to vote on a plan, the Bankruptcy Code defines acceptance of a plan by a class of creditors as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of the claims of that class that have timely voted to accept or reject a plan.

A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

Any creditor in an impaired Class (i) whose Claim has been listed by the Debtors in the Schedules filed with the Bankruptcy Court (provided that such Claim has not been scheduled as disputed, contingent or unliquidated) or (ii) who filed a proof of claim on or before the Bar Date (January 23, 2003) or any proof of claim filed within any other applicable period of limitations or with leave of the Bankruptcy Court, which Claim is not the subject of an objection or request for estimation, is entitled to vote on the Plan. For a discussion of the procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan, see Exhibit B “Disclosure Statement Order.”

B.     THE CONFIRMATION HEARING

The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for August 25, 2003, commencing at 9:00 a.m. Eastern Time, before the Honorable Arthur J. Gonzalez, United States Bankruptcy Judge, at the United States District Court for the Southern District of New York, Room 523, Alexander Hamilton Customs House, One Bowling Green, New York, New York 10004. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or amount and description of the Equity Interest held by the objector. Any such objection must be filed with the Bankruptcy Court and served in accordance with the Disclosure Statement Order and the amended case management order, dated December 23, 2002, on or before July 28, 2003 at 4:00 p.m., Eastern Time. Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.

C.     CONFIRMATION

At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan “does not discriminate unfairly” and is “fair and equitable” as to such class, (ii) feasible and (iii) in the “best interests” of creditors and stockholders that are impaired under the plan.

    1.     Acceptance

Classes 2, 4, 5, 6, 9, 11, 12, and 13 of the Plan are impaired under the Plan and are entitled to vote to accept or reject the Plan. Classes 1 and 3 of the Plan are unimpaired and, therefore, are conclusively presumed to have voted to accept the Plan. Classes 7, 8, 10, 14 and 15 are receiving no distributions under the Plan and, therefore, are conclusively presumed to have voted to reject the Plan.

If any impaired Class of Claims entitled to vote does not accept the Plan by the requisite statutory majority provided in section 1126(c) of the Bankruptcy Code, the Debtors reserve the right to amend the Plan in accordance with Section 13.09 of the Plan or undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code or both. With respect to impaired Classes of Claims that are deemed to reject the Plan, the Debtors shall request that the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code. The determination as to whether to seek confirmation of the Plan under such circumstances will be announced before or at the Confirmation Hearing.

    2.     Unfair Discrimination and Fair and Equitable Tests

To obtain nonconsensual confirmation of the Plan, it must be demonstrated to the Bankruptcy Court that the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to each impaired, nonaccepting Class. The Bankruptcy Code provides a non-exclusive definition of the phrase “fair and equitable.” The Bankruptcy Code establishes “cram down” tests for secured creditors, unsecured creditors and equity holders, as follows:

Secured Creditors.    Either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the “indubitable equivalent” of its allowed secured claim or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds to be as provided in clause (i) or (ii) above.

Unsecured Creditors.    Either (i) each impaired unsecured creditor receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

Equity Interests.    Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greater of the fixed liquidation preference to which such holder is entitled, or the fixed redemption price to which such holder is entitled or the value of the interest or (ii) the holder of an interest that is junior to the nonaccepting class will not receive or retain any property under the plan.

A plan of reorganization does not “discriminate unfairly” with respect to a nonaccepting class if the value of the cash and/or securities to be distributed to the nonaccepting class is equal to, or otherwise fair when compared to, the value of the distributions to other classes whose legal rights are the same as those of the nonaccepting class.

    3.     Feasibility

The Bankruptcy Code permits a plan to be confirmed if it is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed their ability to meet their obligations under the Plan. As part of this analysis, the Debtors have prepared projections of their financial performance for each of the three fiscal years in the period ending December 31, 2005 (the “Projection Period”). These projections, and the assumptions on which they are based, are included in the Debtors’ Projected Financial Information, annexed hereto as Exhibit D. Based upon such projections, the Debtors believe that they will be able to make all payments required pursuant to the Plan and, therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization.

The financial information and projections appended to the Disclosure Statement include for the three fiscal years in the Projection Period:

Projected Consolidated Balance Sheets of Reorganized Debtors as of December 31, 2003, December 31, 2004, and December 31, 2005;

Projected Consolidated Statements of Operation of Reorganized Debtors as of December 31, 2003, December 31, 2004, and December 31, 2005; and

Projected Consolidated Statements of Cash Flow of Reorganized Debtors as of December 31, 2003, December 31, 2004, and December 31, 2005.

The pro forma financial information and the projections are based on the assumption that the Plan will be confirmed by the Bankruptcy Court and, for projection purposes, that the Effective Date under the Plan will occur no later than December 31, 2003.

The Debtors have prepared these financial projections, with the assistance of their financial advisors, based upon certain assumptions that they believe to be reasonable under the circumstances. Those assumptions considered to be significant are described in the financial projections, which are annexed hereto as Exhibit D. The financial projections have not been examined or compiled by independent accountants. The Debtors make no representation as to the accuracy of the projections or their ability to achieve the projected results. Many of the assumptions on which the projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved throughout the Projection Period may vary from the projected results and the variations may be material. All holders of Claims that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the financial projections are based in connection with their evaluation of the Plan.

     4.    Best Interests Test

With respect to each impaired Class of Claims and Equity Interests, confirmation of the Plan requires that each holder of a Claim or Equity Interest either (i) accept the Plan or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. To determine what holders of Claims and Equity Interests in each impaired Class would receive if the Debtors were liquidated under chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtors’ assets and properties in the context of a chapter 7 liquidation case. The Cash amount that would be available for satisfaction of Claims and Equity Interests would consist of the proceeds resulting from the disposition of the unencumbered assets and properties of the Debtors, augmented by the unencumbered Cash held by the Debtors at the time of the commencement of the liquidation case. Such Cash amount would be reduced by the costs and expenses of liquidation and by such additional administrative and priority claims that might result from the termination of the Debtors’ business and the use of chapter 7 for the purposes of liquidation.

The Debtors’ costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those fees that might be payable to attorneys and other professionals that such a trustee might engage. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtors during the pendency of the Chapter 11 Cases. The foregoing types of claims and other claims that might arise in a liquidation case or result from the pending Chapter 11 Cases, including any unpaid expenses incurred by the Debtors during the Chapter 11 Cases, such as compensation for attorneys, financial advisors and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition Claims.

To determine if the Plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of a liquidation of the Debtors’ unencumbered assets and properties, after subtracting the amounts attributable to the foregoing claims, must be compared with the value of the property offered to such Classes of Claims under the Plan.

After considering the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in the Chapter 11 Cases, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail and (iii) the substantial increases in claims that would be satisfied on a priority basis or on parity with creditors in the Chapter 11 Cases, the Debtors have determined that confirmation of the Plan will provide each holder of an Allowed Claim with a recovery that is not less than such holder would receive pursuant to the liquidation of the Debtors under chapter 7. For purposes of the best interests test, distributions under a chapter 11 plan that substantively consolidates debtors are compared against distributions in a hypothetical chapter 7 that also substantively consolidates the debtors.

The Debtors also believe that the value of any distributions to each Class of Allowed Claims in a chapter 7 case, including all Secured Claims, would be less than the value of distributions under the Plan because such distributions in a chapter 7 case would not occur for a substantial period of time. It is likely that distribution of the proceeds of the liquidation could be delayed for at least a year after the completion of such liquidation in order to resolve claims and prepare for distributions. In the likely event litigation was necessary to resolve claims asserted in the chapter 7 case, the delay could be prolonged.

The WorldCom, Inc., et al. Liquidation Analysis is annexed hereto as Exhibit E. The information set forth in Exhibit E provides a summary of the liquidation values of the Debtors’ assets, assuming a chapter 7 liquidation in which a trustee appointed by the Bankruptcy Court would liquidate the assets of the Debtors’ estates. Reference should be made to the Liquidation Analysis for a complete discussion and presentation of the Liquidation Analysis. The Liquidation Analysis was prepared by Lazard, with the assistance of the Debtors’ management and other advisors.

Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by the Debtors’ management and their financial advisors, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors and their management. The Liquidation Analysis also is based on assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected might not be realized if the Debtors were, in fact, to undergo such a liquidation. The chapter 7 liquidation period is assumed to be a period of at least twelve months, allowing for, among other things, the discontinuation and wind-down of operations within the first few months, compliance with applicable regulatory requirements, the sale of assets and the collection of receivables.

D.    CONSUMMATION

The Plan will be consummated on the Effective Date. The Effective Date of the Plan will occur on the first Business Day on which the conditions precedent to the effectiveness of the Plan, as set forth in Section 11.01 of the Plan, have been satisfied or waived by the Debtors pursuant to Section 11.03 of the Plan. For a more detailed discussion of the conditions precedent to the Plan and the consequences of the failure to meet such conditions, see Section VI. I. of the Disclosure Statement.

The Plan is to be implemented pursuant to its terms, consistent with the provisions of the Bankruptcy Code.

VIII.    CORPORATE GOVERNANCE AND MANAGEMENT OF THE REORGANIZED DEBTORS

Pursuant to the Plan, on the Effective Date, the management, control, and operation of Reorganized WorldCom and the Reorganized Debtors will be the general responsibility of the Boards of Directors of Reorganized WorldCom and the Reorganized Debtors. The Boards will carefully consider the report and recommendations as to corporate governance submitted by the Corporate Monitor pursuant to the permanent injunction order in the SEC Lawsuit.

A.    BOARD OF DIRECTORS AND MANAGEMENT

     1.    Reorganized WorldCom

         a.    Board of Directors

The initial Board of Directors of Reorganized WorldCom shall be disclosed not later than ten (10) days prior to the Confirmation Hearing. Each of the members of such initial Board of Directors shall serve in accordance with applicable nonbankruptcy law and the Reorganized WorldCom Certificate of Incorporation and Reorganized WorldCom By-laws, as the same may be amended from time to time.

         b.    Reorganized WorldCom Officers

The officers of Reorganized WorldCom immediately prior to the Effective Date shall serve as the initial officers of Reorganized WorldCom on and after the Effective Date. Such officers shall serve in accordance with applicable nonbankruptcy law, any employment agreement with Reorganized WorldCom, and the Reorganized WorldCom Certificate of Incorporation and Reorganized WorldCom By-laws, as the same may be amended from time to time.

     2.    Reorganized Debtors

         a.    Boards of Directors

The initial Boards of Directors of each of the Reorganized Debtors, other than Reorganized WorldCom, shall consist of at least one (1) individual selected by the Chief Executive Officer of Reorganized WorldCom. The names of the members of the initial Boards of Directors of each of the Reorganized Debtors shall be disclosed not later than ten (10) days prior to the Confirmation Hearing. Each of the members of such initial Boards of Directors shall serve in accordance with applicable nonbankruptcy law and its certificate of incorporation and by-laws, as the same may be amended from time to time.

         b.    Officers

The officers of the Reorganized Debtors, other than Reorganized WorldCom, immediately prior to the Effective Date shall serve as the initial officers of the Reorganized Debtors on and after the Effective Date. Such officers shall serve in accordance with applicable nonbankruptcy law, any employment agreement with the Reorganized Debtors, and the applicable certificate of incorporation and by-laws, as the same may be amended from time to time.

     3.    Identity of WorldCom’s Executive Officers

Set forth below is the name and position with WorldCom of each executive officer of WorldCom:

Name	Title
Cynthia K. Andreotti	President, Business Markets

Robert T. Blakely	Executive Vice President and Chief Financial Officer

Seth D. Blumenfeld	President, WorldCom International

Fred M. Briggs	President, Operations and Technology

Michael D. Capellas	Chairman, President and Chief Executive Officer

Daniel L. Casaccia	Executive Vice President, Human Resources

Jonathan Crane	Executive Vice President, Strategy and Marketing

Victoria D. Harker	Senior Vice President

Wayne E. Huyard	President, Mass Markets

Susan Mayer	Senior Vice President

Michael H. Salsbury	Executive Vice President, General Counsel and Secretary

Grace Chen Trent	Vice President and Chief of Staff

B.    COMPENSATION OF WORLDCOM’S EXECUTIVE OFFICERS

The following table sets forth annual cash compensation paid by WorldCom to each of the six most highly compensated executive officers of WorldCom, for services rendered in their respective capacities:

Name	Capacity in Which Served	Compensation
Michael D. Capellas	Chairman, President and Chief Executive Officer	$3,000,000

Wayne E. Huyard	President, Mass Markets	$700,000

Robert T. Blakely	Executive Vice President and Chief Financial Officer	$700,000

Michael H. Salsbury	Executive Vice President, General Counsel and Secretary	$585,000

Fred M. Briggs	President, Operations and Technology	$500,000

Jonathan Crane	Executive Vice President, Strategy and Marketing	$500,000

C.    NEW MANAGEMENT RESTRICTED STOCK PLAN

Prior to the Effective Date, Reorganized WorldCom shall adopt the New Management Restricted Stock Plan. Reorganized WorldCom shall, on the Effective Date, implement an equity-based program for certain of its employees, pursuant to which such employees shall receive restricted shares of New Common Stock (the “Management Restricted Stock”). The New Management Restricted Stock Plan shall also provide for awards in the form of stock options, stock appreciation rights, performance shares, stock awards, stock units and cash incentives in lieu of stock-based awards, and such. Such provisions of the plan shall be subject to shareholder approval for purposes of excepting performance-based awards thereunder from the limitations on deductibility of compensation imposed by section 162(m) of the Tax Code and therefore a separate vote of the holders of Claims in Classes 5, 6, 11, 12, and 13 is being solicited. The terms of the New Management Restricted Stock Plan shall be contained in the Plan Supplement.

D.    NEW DIRECTOR RESTRICTED STOCK PLAN

Prior to the Effective Date, Reorganized WorldCom shall adopt the New Director Restricted Stock Plan. Reorganized WorldCom shall, on the Effective Date, implement an equity-based program for the members of the Board of Directors of Reorganized WorldCom, pursuant to which such members shall receive restricted shares of New Common Stock (the “Director Restricted Stock”). The New Director Restricted Stock Plan shall also provide for awards in the form of stock options, stock appreciation rights, performance shares, stock awards, stock units and cash incentives in lieu of stock-based awards. The terms of the New Director Restricted Stock Plan shall be contained in the Plan Supplement.

E.	CONTINUATION OF EXISTING BENEFIT PLANS AND DIRECTORS AND OFFICERS LIABILITY INSURANCE

Except as described in Section VI. G. of the Disclosure Statement, all savings plans, retirement plans or benefits, if any, health care plans, performance-based incentive plans, workers’ compensation programs and life, disability, directors and officers liability and other insurance plans are treated as executory contracts under the Plan and will be assumed by the Debtors under the Plan. The Debtors have maintained and will continue to maintain appropriate insurance on behalf of their officers and directors.

F.    POST-EFFECTIVE DATE SECURITY OWNERSHIP OF CERTAIN OWNERS

The holders of Claims (including affiliates and related entities) which, based upon the most recent information available to WorldCom regarding the holders of Claims, will own beneficially more than 5.0% of the New Common Stock as of the Effective Date are: MatlinPatterson Global Opportunities Partners L.P., 520 Madison Avenue, New York, NY 10022; and Financial Ventures, LLC, 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801

IX.    SECURITIES LAWS MATTERS

A.     BANKRUPTCY CODE EXEMPTIONS FROM REGISTRATION REQUIREMENTS

In reliance upon section 1145 of the Bankruptcy Code, (x) Reorganized WorldCom New Common Stock, if any, to be issued to holders of WorldCom Senior Debt Claims, WorldCom General Unsecured Claims, Intermedia Senior Debt Claims, Intermedia General Unsecured Claims and Intermedia Subordinated Debt Claims (collectively, “Reorganized WorldCom Stockholders”) and (y) New Notes, if any, to be issued to holders of WorldCom Senior Debt Claims, MCIC Senior Debt Claims, Intermedia Senior Debt Claims or Intermedia Subordinated Debt Claims (collectively, “Reorganized WorldCom Noteholders”) on the Effective Date will be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and equivalent provisions in state securities laws. Section 1145(a) of the Bankruptcy Code generally exempts from such registration the issuance of securities if the following conditions are satisfied: (i) the securities are issued by a debtor (or its successor) under a plan or reorganization; (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor, or are issued principally in such exchange and partly for cash or property. The Debtors believe that the exchange of (x) New Common Stock for the WorldCom Senior Debt Claims, WorldCom General Unsecured Claims, Intermedia Senior Debt Claims, Intermedia General Unsecured Claims and/or Intermedia Subordinated Debt Claims and (y) New Notes for the WorldCom Senior Debt Claims, MCIC Senior Debt Claims, Intermedia Senior Debt Claims and/or Intermedia Subordinated Debt Claims under the circumstances provided in the Plan will satisfy the requirements of section 1145(a) of the Bankruptcy Code.

The shares of New Common Stock to be issued to Reorganized WorldCom Stockholders and the New Notes to be issued to Reorganized WorldCom Noteholders pursuant to the Plan on the Effective Date will be deemed to have been issued in a registered public offering under the Securities Act and, therefore, may be resold by any holder thereof without registration under the Securities Act pursuant to the exemption provided by section 4(1) thereof, unless the holder is an “underwriter” with respect to such securities, as that term is defined in section 1145(b)(1) of the Bankruptcy Code (a “statutory underwriter”). In addition, such securities generally may be resold by the recipients thereof without registration under state securities or “blue sky” laws pursuant to various exemptions provided by the respective laws of the individual states. However, recipients of securities issued under the Plan are advised to consult with their own counsel as to the availability of any such exemption from registration under federal securities laws and any relevant state securities laws in any given instance and as to any applicable requirements or conditions to the availability thereof.

Section 1145(b)(i) of the Bankruptcy Code defines “underwriter” for purposes of the Securities Act as one who (a) purchases a claim with a view to distribution of any security to be received in exchange for the claim, or (b) offers to sell securities issued under a plan for the holders of such securities, or (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution of such securities, or (d) is an issuer of the securities within the meaning of section 2(11) of the Securities Act.

The term “issuer” is defined in section 2(4) of the Securities Act; however, the reference contained in section 1145(b)(1)(D) of the Bankruptcy Code to section 2(11) of the Securities Act purports to include as statutory underwriters all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. “Control” (as defined in Rule 405 under the Securities Act) means the possession, direct or indirect, of the power to direct or cause the direction of the policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to be a “control person” of such debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of the reorganized debtor’s or its successor’s voting securities. Moreover, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor which is distributed at least ten percent (10%) of the voting securities of a reorganized debtor under its plan of reorganization may be presumed to be an “underwriter” within the meaning of section 1145(b)(i) of the Bankruptcy Code.

The Debtors believe that the Management Restricted Stock and the Director Restricted Stock to be issued under the Plan will be exempt from the registration requirements of the Securities Act, pursuant to section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering, and equivalent exemptions in state securities laws.

To the extent that persons deemed to be “underwriters” receive New Common Stock and/or New Notes pursuant to the Plan (collectively, “Restricted Holders”), resales by Restricted Holders would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Restricted Holders may, however, be able, at a future time and under certain conditions described below, to sell securities without registration pursuant to the resale provisions of Rule 144 and Rule 144A under the Securities Act.

Under certain circumstances, Restricted Holders may be entitled to resell their securities pursuant to the limited safe harbor resale provisions of Rule 144. Generally, Rule 144 provides that if certain conditions are met (e.g., the availability of current public information with respect to the issuer, volume limitations and notice and manner of sale requirements), specified persons who resell “restricted securities” or who resell securities which are not restricted but who are “affiliates” of the issuer of the securities sought to be resold, will not be deemed to be “underwriters” as defined in section 2(11) of the Securities Act. There can be no assurance, however, that there will be current public information available with respect to Reorganized WorldCom. Under paragraph (k) of Rule 144, the aforementioned conditions will not limit the resale of restricted securities that are sold for the account of a holder who is not an affiliate of the company at the time of such resale and was not an affiliate of the company during the three-month period preceding such sale, so long as a period of at least two years has elapsed since the later of (i) the Effective Date and (ii) the date on which such holder acquired his or its securities from Reorganized WorldCom or an affiliate of Reorganized WorldCom.

Rule 144A provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for resales to certain “qualified institutional buyers” of securities which are “restricted securities” within the meaning of the Securities Act, irrespective of whether the seller of such securities purchased its securities with a view towards reselling such securities, if certain other conditions are met (e.g., the availability of information required by paragraph (d)(4) of Rule 144A and certain notice provisions). There can be no assurance, however, that there will be current public information available with respect to Reorganized WorldCom. Under Rule 144A, a “qualified institutional buyer” is defined to include, among other persons, “dealers” registered as such pursuant to section 15 of the Exchange Act, and entities which purchase securities for their own account or for the account of another qualified institutional buyer and which (in the aggregate) own and invest on a discretionary basis at least $100 million in the securities of unaffiliated issuers. Subject to certain qualifications, Rule 144A does not exempt the offer or sale of securities which, at the time of their issuance, were securities of the same class of securities then listed on a national securities exchange (registered as such pursuant to section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system.

Pursuant to the Plan, certificates evidencing shares of New Common Stock or New Notes received by Restricted Holders or by a holder that WorldCom determines is an underwriter as defined in section 1145 of the Bankruptcy Code will bear a legend substantially in the form below:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

A Reorganized WorldCom Stockholder and/or a Reorganized WorldCom Noteholder that is distributed ten (10%) percent or more of the outstanding New Common Stock on the Effective Date or is determined by Reorganized WorldCom to be an underwriter under section 1145 of the Bankruptcy Code as a result of being part of a “control group,” that would otherwise receive legended securities as provided above, may instead receive certificates evidencing New Common Stock and/or New Notes without such legend if, prior to the Effective Date, such person or entity delivers to Reorganized WorldCom, (i) an opinion of counsel reasonably satisfactory to Reorganized WorldCom to the effect that the shares of New Common Stock and/or New Notes to be received by such person or entity are not subject to the restrictions applicable to “underwriters” under section 1145 of the Bankruptcy Code and may be sold without registration under the Securities Act and (ii) a certification that such person or entity is not an “underwriter” within the meaning of section 1145 of the Bankruptcy Code.

Any holder of a certificate evidencing shares of New Common Stock and/or New Notes bearing such legend may present such certificate to the transfer agent for the shares of New Common Stock and/or New Notes for exchange for one or more new certificates not bearing such legend or for transfer to a new holder without such legend at such time as (i) such securities are sold pursuant to an effective registration statement under the Securities Act or (ii) such holder delivers to Reorganized WorldCom an opinion of counsel reasonably satisfactory to Reorganized WorldCom to the effect that such securities are no longer subject to the restrictions applicable to “underwriters” under section 1145 of the Bankruptcy Code or (iii) such holder delivers to Reorganized WorldCom an opinion of counsel reasonably satisfactory to Reorganized WorldCom to the effect that such securities are no longer subject to the restrictions pursuant to an exemption under the Securities Act and such securities may be sold without registration under the Securities Act or to the effect that such transfer is exempt from registration under the Securities Act, in which event the certificate issued to the transferee shall not bear such legend.

IN VIEW OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A RECIPIENT OF SECURITIES MAY BE AN UNDERWRITER OR AN AFFILIATE OF REORGANIZED WORLDCOM, WORLDCOM MAKES NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN SECURITIES TO BE DISTRIBUTED PURSUANT TO THE PLAN. ACCORDINGLY, WORLDCOM RECOMMENDS THAT POTENTIAL RECIPIENTS OF SECURITIES CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES.

B.    RISKS RELATING TO THE NEW COMMON STOCK AND NEW NOTES

     1.    Variances from Projections

The projections included herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially include, but are not limited to, WorldCom’s ability to divest unprofitable businesses, operate its business consistent with plan, comply with the covenants of its financing agreements, emerge from bankruptcy, and attract and retain key executives.

     2.    Significant Holders

Under the Plan, certain holders of Allowed Claims may receive distributions of New Common Stock representing in excess of five (5%) percent of the outstanding shares of the New Common Stock. If holders of a significant number of shares of New Common Stock were to act as a group, such holders may be in a position to control the outcome of actions requiring shareholder approval, including the election of directors.

Further, the possibility that one or more of the holders of a number of shares of New Common Stock may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the New Common Stock.

     3.    Lack of Trading Market

Reorganized WorldCom will use commercially reasonable efforts to cause the shares of New Common Stock to be listed on the NASDAQ market system. However, due to legal requirements, the New Common Stock will not be listed on a national securities exchange or the NASDAQ market system on the Effective Date. Instead the New Common Stock may trade in the over-the-counter market (the “pink sheets”), but there can be no assurance that an active trading market will develop. Accordingly, no assurance can be given that a holder of New Common Stock will be able to sell such stock in the future or as to the price at which any such sale may occur. If a trading market does exist, the New Common Stock could trade at prices higher or lower than the value ascribed to such securities herein depending upon many factors, including the prevailing interest rates, markets for similar securities, general economic and industry conditions, and the performance of, and investor expectations for, Reorganized WorldCom. Reorganized WorldCom is also unable to predict whether or not a trading market will develop for the New Notes or the prices at which such notes will trade if a market develops.

     4.    Dividend Policies

Because all of the Debtors’ cash flows will be used in the foreseeable future for working capital and the payment of interest due on the New Notes, Reorganized WorldCom does not anticipate paying dividends on the New Common Stock in the near future.

C.    REGISTRATION RIGHTS AGREEMENT

Each Registration Rights Holder shall have the right to become a party to the Registration Rights Agreement on the Effective Date. A Registration Holder is a holder of an Allowed Claim (i) receiving a distribution pursuant to the Plan of ten (10%) percent or greater of the New Common Stock, (ii) that the Company reasonably determines is an underwriter pursuant to section 1145 of the Bankruptcy Code with respect to the New Common Stock or New Notes that such holder received pursuant to the Plan, (iii) that the Company reasonably determines is subject to resale restrictions on any New Common Stock that such holder received pursuant to the Plan by operation of Rule 144 of the Securities Act of 1933, or (iv) that the Company agrees shall be a Registration Rights Holder.

The Registration Rights Agreement shall contain customary terms and conditions in a form reasonably agreed by WorldCom and the Registration Rights Holders holding a majority of the New Common Stock to be covered by the Agreement, including:

     1.    Shelf Registration Rights

Reorganized WorldCom will use its reasonable efforts to file and have declared effective within one hundred eighty (180) days after the Effective Date a shelf registration statement covering the resale of the registrable New Common Stock and New Notes held by Registration Rights Holders. Subject to customary blackouts as further described in Section 6.09(e) of the Plan, Reorganized WorldCom shall use its reasonable efforts to maintain the effectiveness of any such shelf registration statement continuously for two (2) years or such shorter period of time which shall terminate the day after the date on which the last of the Registration Rights Holders would lawfully be able to sell all of its remaining New Common Stock and New Notes under Rule 144 of the Securities Act of 1933, free of volume limitations, or the first (1st) date on which the Registration Rights Holders shall cease to hold any securities covered by the shelf registration statement.

     2.    Demand Registration Rights

During the period expiring five (5) years after the Effective Date, in addition to the shelf registration under Section 6.09(a) of the Plan, Registration Rights Holders holding an anticipated five hundred million ($500,000,000) dollars aggregate value of New Common Stock to be registered may demand, by notice to Reorganized WorldCom, underwritten registrations of the New Common Stock held by the Registration Rights Holders who chose to participate therein, subject to pro rata cutback based on shares seeking to participate; provided, however, that Reorganized WorldCom shall not be obligated to effect more than an aggregate of two (2) demand registrations pursuant to this Section 6.09(b) on behalf of Registration Rights Holders, subject to increase as provided in the final sentence of this Section 6.09(b). Reorganized WorldCom may elect to convert any demand registration into a registration for its own account. If Reorganized WorldCom makes such election then the Registration Rights Holders that exercised their demand registration right which was so converted shall receive one (1) additional demand registration right.

     3.    Piggyback Registration Rights

During the period expiring five (5) years after the Effective Date, Registration Rights Holders shall be entitled to piggyback onto any other registration for the issuance of New Common Stock by Reorganized WorldCom effected by Reorganized WorldCom under the Securities Act of 1933 on any forms other than Form S-4 or S-8 (or any successor or similar form(s)). Registration Rights Holders shall have parity with Reorganized WorldCom in any demand registration that Reorganized WorldCom has converted into a registration for its own account as described in Section 6.09(b) of the Plan. Registration Rights Holders shall have priority over third parties in any registration, including any demand registration that Reorganized WorldCom has converted into a registration for its own account as described in Section 6.09(b) of the Plan, and any cutback, which Reorganized WorldCom believes in its reasonable business judgment to be required, of the registrable New Common Stock of the Registration Rights Holders shall be effected on a pro rata basis among participating Registration Rights Holders.

     4.    Selection of Underwriters

In the event an offering of New Common Stock is to be underwritten, with respect to any demand registration or otherwise, Reorganized WorldCom, in its sole discretion, shall select a nationally recognized firm of underwriters.

     5.    Blackouts

Reorganized WorldCom shall have a customary right to suspend, at any time (but not more than twice in any twelve (12) month period, and only with respect to non-consecutive periods of not more than ninety (90) days), the registration process and/or suspend a holders’ ability to use a prospectus if certain significant corporate events are contemplated.

     6.    Expenses

Reorganized WorldCom shall pay all customary costs and expenses associated with each registration, including for each registration statement prepared the reasonable fees and expenses of attorneys for the Registration Rights Holders selected by Registration Rights Holders holding a majority of the shares of New Common Stock covered by such registration; provided, however, that such attorneys for the Registration Rights Holders shall be approved by Reorganized WorldCom, such approval not to be unreasonably withheld or delayed. Registration Rights Holders will pay underwriting discounts, commissions, and applicable transfer taxes, if any, on any shares sold by such holders.

     7.    Assignment

Each Registration Rights Holder shall be entitled to assign, in whole or in part, its rights under the Registration Rights Agreement to any assignee of New Common Stock and/or New Notes that is approved by Reorganized WorldCom, such approval not to be unreasonably withheld or delayed.

     8.    Withdrawal

Any Registration Rights Holder shall be entitled to withdraw from the Registration Rights Agreement immediately upon notice to Reorganized WorldCom and the other Registration Rights Holders party to the Registration Rights Agreement.

The form of the Registration Rights Agreement will be contained in the Plan Supplement.

X.     VALUATION

A.     OVERVIEW

The Debtors have been advised by Lazard, their financial advisors, with respect to the aggregate reorganization value on a going-concern basis of the Reorganized Debtors (which consists of the aggregate enterprise value of Reorganized WorldCom and its Debtor and Non-Debtor Subsidiaries). Lazard has undertaken this valuation analysis for the purpose of determining value available for distribution to creditors pursuant to the Plan and to analyze the relative recoveries to creditors thereunder.

The estimated range of reorganization value of the Reorganized Debtors was assumed to be approximately $10.5 billion to $13.5 billion (with a mid-point estimate of $12.0 billion) as of an assumed Effective Date of September 1, 2003. Based upon the assumed range of the reorganization value of the Reorganized Debtors, plus post-emergence available cash of $1.6 billion, plus non-core asset value of $0.2 billion, less total debt of $5.9 billion (including $5.5 billion of New Notes and $0.4 billion of capital leases), Lazard has imputed an estimated range of equity values for the Reorganized Debtors of between $6.4 billion and $9.4 billion, with a point estimate of $7.9 billion. Assuming a distribution of 318 million shares of Reorganized WorldCom Common Stock pursuant to the Plan, the imputed estimate of the range of equity values on a per share basis is between $20.29 and $29.71 per share (with a mid-point estimate of $25.00 per share). As discussed in the Plan, to the extent that creditors elect to receive fewer New Notes, additional shares of Common Stock will be issued. In the event that the minimum $4.5 billion in New Notes are issued, an additional 40 million shares of New Common Stock will be issued. The equity value of $25.00 per share does not give effect to the potentially dilutive impact of any restricted stock or options to be issued or granted pursuant to the New Management Restricted Stock Plan and the New Director Restricted Stock Plan. Lazard’s estimate of reorganization value does not constitute an opinion as to fairness from a financial point of view of the consideration to be received under the Plan or of the terms and provisions of the Plan.

THE ASSUMED RANGE OF THE REORGANIZATION VALUE, AS OF AN ASSUMED EFFECTIVE DATE OF SEPTEMBER 1, 2003, REFLECTS WORK PERFORMED BY LAZARD ON THE BASIS OF INFORMATION IN RESPECT OF THE BUSINESS AND ASSETS OF THE DEBTORS AVAILABLE TO LAZARD AS OF APRIL 7, 2003. IT SHOULD BE UNDERSTOOD THAT, ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT LAZARD’S CONCLUSIONS, LAZARD DOES NOT HAVE ANY OBLIGATION TO UPDATE, REVISE OR REAFFIRM ITS ESTIMATE.

With respect to the Financial Projections prepared by the management of the Debtors and included as Exhibit D to this Disclosure Statement, Lazard assumed that such Financial Projections have been reasonably prepared in good faith and on a basis reflecting the best currently available estimates and judgments of the Debtors as to the future operating and financial performance of the Reorganized Debtors. Lazard’s estimate of a range of reorganization values assumes that operating results projected by the Debtors will be achieved by the Reorganized Debtors in all material respects, including revenue growth and improvements in operating margins, earnings and cash flow. The financial performance forecast by the management of the Debtors is materially better than the recent financial performance of the Debtors. As a result, to the extent that the estimate of enterprise values is dependent upon the Reorganized Debtors performing at the levels set forth in the Financial Projections, such analysis should be considered speculative. If the business performs at levels below those set forth in the Financial Projections, such performance may have a material impact on the estimated range of values.

In estimating the range of the reorganization value and equity value of the Reorganized Debtors, Lazard (a) reviewed certain historical financial information of the Debtors for recent years and interim periods; (b) reviewed certain internal financial and operating data of the Debtors, including the Financial Projections as described in this Disclosure Statement, which data was prepared and provided to Lazard by the management of the Debtors and which relate to the Debtors’ business and its prospects; (c) met with certain members of senior management to discuss the Debtors’ operations and future prospects; (d) reviewed publicly available financial data and considered the market value of public companies that Lazard deemed generally comparable to the operating business of the Debtors; (e) considered precedent transactions in the telecommunications industry; (f) considered certain economic and industry information relevant to the operating business; and (g) conducted such other studies, analysis, inquiries, and investigations as it deemed appropriate. Although Lazard conducted a review and analysis of the Debtors’ business, operating assets and liabilities and the Reorganized Debtors’ business plan, it assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtors, as well as publicly available information.

In addition, Lazard did not independently verify management’s projections in connection with such estimates of the reorganization value and equity value, and no independent valuations or appraisals of the Debtors were sought or obtained in connection herewith. In the case of the Reorganized Debtors, the estimates of the reorganization value prepared by Lazard represent the hypothetical reorganization value of the Reorganized Debtors. Such estimates were developed solely for purposes of the formulation and negotiation of the Plan and the analysis of implied relative recoveries to creditors thereunder. Such estimates reflect computations of the range of the estimated reorganization value of the Reorganized Debtors through the application of various valuation techniques and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein.

The value of an operating business is subject to numerous uncertainties and contingencies which are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such a business. As a result, the estimate of the range of the reorganization enterprise value of the Reorganized Debtors set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. Because such estimates are inherently subject to uncertainties, neither the Debtors, Lazard, nor any other person assumes responsibility for their accuracy. In addition, the valuation of newly issued securities is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated holding period of securities received by pre-petition creditors, some of whom may prefer to liquidate their investment rather than hold it on a long-term basis, and other factors which generally influence the prices of securities.

Lazard’s valuation represents a hypothetical value that reflects the estimated intrinsic value of the Company derived through the application of various valuation techniques. Such analysis does not purport to represent valuation levels which would be achieved in, or assigned by, the public markets for debt and equity securities or private markets for corporations. Estimates of enterprise value do not purport to be appraisals or necessarily reflect the values which may be realized if assets are sold as a going concern, in liquidation, or otherwise.

B.     VALUATION METHODOLOGY

The following is a brief summary of certain financial analyses performed by Lazard to arrive at its estimation of the reorganization value of the Reorganized Debtors. Lazard performed certain procedures, including each of the financial analyses described below, and reviewed the assumptions with the management of the Debtors on which such analyses were based and other factors, including the projected financial results of the Reorganized Debtors. Lazard’s estimate of reorganization value must be considered as a whole and selecting just one methodology or portions of the analysis, without considering the analysis as a whole, could create a misleading or incomplete conclusion as to enterprise value.

    1.     Publicly Traded Company Analysis

A publicly traded company analysis estimates value based on a comparison of the target company’s financial statistics with the financial statistics of public companies that are similar to the target company. The analysis establishes a benchmark for asset valuation by deriving the value of “comparable” assets, standardized using a common variable such as revenue, earnings before interest and taxes (EBIT), and EBITDA. The analysis includes a detailed multi-year financial comparison of each company’s income statement, balance sheet, and cash flow statement. In addition, each company’s performance, profitability, margins, leverage and business trends are also examined. Based on these analyses, a number of financial multiples and ratios are calculated to gauge each company’s relative performance and valuation.

A key factor to this approach is the selection of companies with relatively similar business and operational characteristics to the target company. Criteria for selecting comparable companies for the analysis include, among other relevant characteristics, similar lines of businesses, business risks, growth prospects, maturity of businesses, market presence, size, and scale of operations. The selection of truly comparable companies is often difficult and subject to limitations due to sample size and the availability of meaningful market-based information. However, the underlying concept is to develop a premise for relative value, which, when coupled with other approaches, presents a foundation for determining firm value.

In performing the Comparable Public Company Analysis, the following publicly traded companies (“Peer Group”) deemed generally comparable to the Debtors in one or more of the factors described above, were selected: (a) large inter-exchange carriers (“IXCs”) such as AT&T and Sprint FON and (b) large ILECs such as Verizon, SBC, BellSouth and Qwest.

Lazard primarily observed valuation ratios as a function of enterprise value of each company as indicated by the book value of debt less cash plus the equity market capitalization. While Lazard observed multiples according to revenue, EBIT and EBITDA, the most emphasis was placed on multiples of EBITDA. These multiples were then applied to the Debtors’ forecasted fiscal year end 2004 financial results to determine the range of reorganization values. On the basis of enterprise value as a multiple of forecasted fiscal year 2004 EBITDA, the IXC Peer Group indicated a high of 3.2x and a low of 2.6x, and a mean of 2.9x. The ILEC Peer Group indicated a high of 5.7x and a low of 4.7x, and a mean of 5.2x. Lazard’s application of these multiples to the Debtors’ financial results took into account a variety of factors, both quantitative and qualitative, in an effort to consider the relative valuation which the Debtors would command given the availability of alternative investments. Lazard believes that the IXC multiples, and in particular the 3.2x multiple for AT&T, represent a more appropriate predictor of value than the ILEC multiples. Lazard believes that the ILECs trade at a premium to the IXCs due in part to their more stable revenue streams and generally higher EBITDA margins.

    2.     Discounted Cash Flow Analysis

The discounted cash flow (“DCF”) valuation methodology relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF methodology is a “forward looking” approach that discounts the expected future cash flows by a theoretical or observed discount rate determined by calculating the average cost of debt and equity for publicly traded companies that are similar to the Debtors. This approach has two components: the present value of the projected un-levered after-tax free cash flows for a determined period and the present value of the terminal value of cash flows (representing firm value beyond the time horizon of the projections).

As the estimated cash flows, estimated discount rate and expected capital structure of the Reorganized Debtors are used to derive a potential value, an analysis of the results of such an estimate is not purely mathematical, but instead involves complex considerations and judgments concerning potential variances in the projected financial and operating characteristics of the Reorganized Debtors, as well as other factors that could affect the future prospects and cost of capital considerations for the Reorganized Debtors.

The DCF calculation was performed based on un-levered after-tax free cash flows for the projection period discounted to the Effective Date of September 1, 2003. Lazard utilized management’s detailed financial projections for the period 2003 through 2005 as the primary input. Beginning with EBIT, the analysis subtracts estimated cash taxes to calculate an un-levered net income figure. The analysis then adds back the non-cash operating expense of depreciation and amortization. In addition, other factors affecting free cash flow are taken into account, such as the change in working capital and capital expenditures, all of which do not affect the income statement and therefore require separate adjustments in the calculation.

In performing the calculation, Lazard made assumptions for the weighted average cost of capital (the “Discount Rate”), which is used to value future cash flows based on the riskiness of the projections, and the EBITDA exit multiple, which is used to determine the future value of the enterprise after the end of the projected period. In determining the Discount Rate, Lazard estimated the cost of equity and the after-tax cost debt for the Debtors, and applied a weighting of between 20% to 30% debt and between 70% to 80% equity. The weighting was based upon a capital structure determined to be appropriate for the Reorganized Debtors given current market conditions and competitive business factors affecting the telecommunications industry.

Lazard estimated the cost of equity based on the Capital Asset Pricing Model which assumes that the required equity return is a function of the risk-free cost of capital and the correlation (“Beta”) of a publicly traded stock’s performance to the return on the broader market. Lazard used Betas from comparable companies on an un-levered basis to determine a composite un-levered Beta. In estimating the Debtors cost of debt, Lazard considered a number of factors including the likely credit rating associated with the Reorganized Debtors’ post-emergence financing, the expected term of such financing, and the effective yield for publicly traded debt securities for comparable companies in the industry. Lazard’s DCF valuation was based upon a range of Discount

Rates between 10% and 12%, with a mid-point of 11%. In determining an EBITDA exit multiple, Lazard relied upon various analyses including a review of current EBITDA trading multiples for the Debtor and comparable companies operating in the telecommunications sector. Lazard’s terminal value was based upon a range of EBITDA multiples between 2.5x and 3.5x, with a mid-point of 3.0x. Lazard believes that this range of EBITDA multiples is consistent with the observed multiples for companies within the Peer Group that are generally more comparable to the Debtors. The resulting DCF value, which represents a value inclusive of a control premium, was reduced by 25% to reflect the public market discount inherent in fully distributed public market securities. This adjustment allows for a more appropriate comparison with the value derived from the publicly traded company analysis.

     3.    Precedent Transactions Analysis

Precedent transactions analysis estimates value by examining public merger and acquisition transactions. An analysis of a company’s transaction value as a multiple of various operating statistics provides industry-wide valuation multiples for companies in similar lines of businesses to the Debtors. Transaction multiples are calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to the Debtors. The derived multiples are then applied to the Reorganized Debtors’ key operating statistics, to determine the total enterprise value or value to a potential strategic buyer.

Lazard evaluated various public merger and acquisition transactions that have occurred in the telecommunications industry over the past several years. Due to the significant change in the market environment since early 2000 in the telecommunications industry, Lazard believes that the predictive value of these transaction multiples is limited. Further, there have not been any recent merger and acquisition transactions of companies that are even remotely comparable to the Debtors based upon size and breadth of product offering. For these and other reasons, Lazard did not rely upon precedent transaction analysis with respect to deriving a reorganization value for the Debtors.

The summary set forth above does not purport to be a complete description of the analyses performed by Lazard. The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description. In performing its analyses, Lazard and the Debtors made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Lazard are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

XI.    CERTAIN RISK FACTORS TO BE CONSIDERED

HOLDERS OF CLAIMS AGAINST THE DEBTORS SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE HEREIN), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

A.    CERTAIN BANKRUPTCY LAW CONSIDERATIONS

     1.    Risk of Non-Confirmation of the Plan

Although the Debtors believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion. Moreover, there can be no assurance that modifications to the Plan will not be required for confirmation or that such modifications would not necessitate the resolicitation of votes.

     2.    Non-Consensual Confirmation

With respect to Classes 7, 8, 10, 14, and 15 that are deemed to reject the Plan and in the event any impaired Class of Claims entitled to vote does not accept the Plan, the Bankruptcy Court may nevertheless confirm the Plan at the Debtors’ request if at least one impaired Class has accepted the Plan (such acceptance being determined without including the vote of any “insider” in such Class), and as to each impaired Class that has not accepted the Plan, if the Bankruptcy Court determines that the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes. See Section VII.C.2 The Debtors believe that the Plan satisfies these requirements.

     3.    Risk of Non-Occurrence of the Effective Date

Although the Debtors believe that the Effective Date will occur soon after the Confirmation Date, there can be no assurance as to the timing of the Effective Date. If the conditions precedent to the Effective Date set forth in Section 11.01 of the Plan have not occurred or been waived by the Debtors within one hundred eighty (180) days after the Confirmation Date, the Confirmation Order shall be vacated, in which event no distributions under the Plan would be made, the Debtors and all holders of Claims and Equity Interests would be restored to the status quo ante as of the day immediately preceding the Confirmation Date and the Debtors’ obligations with respect to Claims and Equity Interests would remain unchanged.

B.    RISKS TO RECOVERY BY HOLDERS OF CLAIMS8

     1.    Competitive Conditions

The telecommunications industry is extremely competitive, and the Company expects that competition will intensify in the future. The Company faces substantial competition in each of its business segments. Some of its existing and potential competitors presently enjoy advantages as a result of their historic monopoly control over local exchange facilities. A number of traditional and emerging competitors have made significant investments in advanced fiber optic network facilities and other technologies, and have obtained or expanded their Internet- based services. Internationally, the Company competes with new entrants as well as with incumbent providers, some of which still are partially government-owned, have special regulatory status along with the exclusive rights to provide services and virtually all of which have historically dominated their local, domestic long distance and international services business. In addition, the development of new technologies and increased availability of domestic and international transmission capacity may also give rise to new competitive pressures. The effects of vigorous competition could also result in price compression thereby affecting the Company’s projected future earnings.

     2.    Governmental Regulation

The Company is subject to varying degrees of federal state, local and international regulation. Although the trend in federal, state and international regulation appears to favor increased competition, no assurance can be given that changes in current or future regulations adopted by the FCC, state or foreign regulators or legislative initiatives in the United States or abroad would not have a material adverse effect on WorldCom. As the Company’s business is subject to substantial regulation, any changes in the current regulations will affect WorldCom’s business. See Section IV.B.5.

     3.    Projected Financial Information

The financial projections included in this Disclosure Statement are dependent upon the successful implementation of the Company’s business plan and the validity of the other assumptions contained therein.

8	For an additional discussion of risks relating to the New Common Stock and New Notes, see Section IX.B.

These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Reorganized Debtors, industry performance, certain assumptions with respect to competitors of the Reorganized Debtors, general business and economic conditions and other matters, many of which are beyond the control of the Reorganized Debtors. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Reorganized Debtors. Although the Debtors believe that the projections are reasonably attainable, variations between the actual financial results and those projected may occur and be material. The Debtors and their auditors have not finalized their restatement of the Debtors’ historical financial statements. As a result, certain creditors contend that there are no reliable financial statements with which the financial projections in this Disclosure Statement can be compared.

     4.    Adverse Publicity

Adverse publicity and news coverage relating to the accounting irregularities at WorldCom prior to the Chapter 11 Cases may negatively impact the Reorganized Debtors’ efforts to maintain its existing customer base and obtain new customers, as well as re-establish and promote name recognition and a positive image.

     5.    Unforeseen Events

The Reorganized Debtors’ ability to make scheduled payments of principal, to pay the interest on, to refinance their indebtedness will depend on future performance. Future performance is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond their control. While no assurance can be provided, based upon the current level of operations and anticipated increases in revenues and cash flow described in the Projections attached as Exhibit D hereto, the Debtors believe that cash flow from operations, available cash, and sales of surplus assets will be adequate to fund the Plan and meet their future liquidity needs.

     6.    Other Risk Factors

Other factors that may cause actual results to differ materially from the Debtors’ expectations include economic uncertainty, uncertainties regarding the collectibility of receivables, the ongoing war on terrorism and effects of the ongoing internal and government investigations relating to the previously announced restatement of its financial results and certain state statutes and regulations, including, but not limited to, consumer protection statutes. In addition, the Debtors’ business may be adversely impacted as a result of pending civil and criminal investigations by various states or the United States government, which may result in fines, penalties, orders of restitution, and debarment.

XII.    CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

The following discussion summarizes certain federal income tax consequences of the implementation of the Plan to the Debtors and certain holders of Claims. The following summary does not address the federal income tax consequences to (i) holders whose Claims are entitled to reinstatement or payment in full in cash or are otherwise unimpaired under the Plan (e.g., holders of Other Priority Claims and Other Secured Claims) or (ii) holders whose Claims are extinguished without distribution in exchange therefor (e.g., WorldCom Subordinated Debt Claims and MCIC Subordinated Debt Claims).

The following summary is based on the Tax Code, Treasury Regulations promulgated thereunder, judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service (“IRS”) as in effect on the date hereof. Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the federal income tax consequences described below.

The federal income tax consequences of the Plan are complex and are subject to significant uncertainties. The Debtors have not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Plan. Thus, no assurance can be given as to the interpretation that the IRS will adopt. In addition, this summary does not address foreign, state, or local tax consequences of the Plan, nor does it purport to address the federal income tax consequences of the Plan to special classes of taxpayers (such as foreign taxpayers, broker dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax exempt organizations, and investors in pass through entities).

Accordingly, the following summary of certain federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a holder of a Claim. All holders of Claims are urged to consult their own tax advisors for the federal, state, local and other tax consequences applicable under the Plan.

A.    CONSEQUENCES TO THE DEBTORS

The WorldCom Group files a consolidated federal income tax return, which takes into account the operations of all of the Debtors (some of which are treated as partnerships or disregarded entities for federal income tax purposes). The WorldCom Group reported consolidated NOL carryforwards for federal income tax purposes of approximately $6.6 billion as of December 31, 2001, a portion of which is subject to certain existing limitations. In addition, the Debtors expect to report additional losses with respect to the taxable year ended December 31, 2002. The amount of the Debtors’ losses and NOL carryforwards are currently under examination by the IRS and remain subject to adjustment.

As discussed below, in connection with the implementation of the Plan, the amount of the Debtors’ NOL carryforwards may be significantly reduced or eliminated, and the tax basis of the Debtors’ assets may be reduced. In addition, the Reorganized Debtors’ subsequent utilization of any losses and NOL carryforwards remaining, and possibly certain other tax attributes, may be restricted following the Effective Date.

     1.    Cancellation of Debt

The Tax Code provides that a debtor in a bankruptcy case must reduce certain of its tax attributes—such as NOL carryforwards, current year NOLs, tax credits and tax basis in assets—by the amount of any cancellation of debt (“COD”). COD is the amount by which the indebtedness discharged (reduced by any unamortized discount) exceeds any consideration given in exchange therefor, subject to certain statutory or judicial exceptions that can apply to limit the amount of COD (such as where the payment of the cancelled debt would have given rise to a tax deduction). To the extent the amount of COD exceeds the tax attributes available for reduction, the remaining COD is simply forgiven. However, to the extent that nonrecourse debt is satisfied with the underlying collateral, generally the debtor recognizes a gain from the disposition of property based on an amount realized equal to the nonrecourse debt satisfied, as opposed to COD.

It is unclear whether the reduction in certain tax attributes (such as NOLs) occurs on a separate company basis even though the Debtors file a consolidated federal income tax return. The Debtors are aware that the IRS has, in certain cases, including in the context of a proposed chapter 11 reorganization, asserted that the reduction in NOLs generally should occur on a consolidated basis. For purposes of the Projected Financial Information, the Debtors have conservatively taken the position that such reduction occurs on a consolidated basis. Any reduction in tax attributes does not occur until the end of the taxable year or, in the case of asset basis reduction, the first (1st) day of the taxable year following the taxable year in which the COD is incurred. If advantageous, a debtor may elect to reduce the basis of depreciable property prior to any reduction in its NOLs or other tax attributes.

As a result of the discharge of Claims pursuant to the Plan, the Debtors will suffer substantial COD. The extent of such COD and resulting tax attribute reduction will depend, in principal part, on the value of the New Common Stock distributed. Based on the estimated reorganization value of the Reorganized Debtors (see Article X), it is anticipated that the Reorganized Debtors will incur COD of upwards of $20 billion or more. The extent to which NOLs and certain tax credits survive tax attribute reduction, and the extent of any basis reduction, will depend upon the manner of applying the attribute reduction rules in the context of a consolidated group.

     2.    Limitations on NOL Carryforwards and Other Tax Benefits

Following the implementation of the Plan, any remaining NOL and tax credit carryforwards and, possibly, certain other tax attributes of the Reorganized Debtors allocable to periods prior to the Effective Date (collectively, “pre-change losses”) may be subject to limitation under section 382 of the Tax Code as a result of the change in ownership of the Reorganized Debtors.

Under section 382, if a corporation undergoes an “ownership change” and the corporation does not qualify for (or elects out of) the special bankruptcy exception discussed below, the amount of its pre-change losses that may be utilized to offset future taxable income is subject to an annual limitation. Such limitation also may apply to certain losses or deductions that are “built-in” (i.e., economically accrued but unrecognized) as of the date of the ownership change and that are subsequently recognized.

The issuance of the New Common Stock of Reorganized WorldCom to holders of Allowed Claims pursuant to the Plan will constitute an ownership change of the Reorganized Debtors.

         a.    General Section 382 Limitation

In general, the amount of the annual limitation to which a corporation (or consolidated group) would be subject is equal to the product of (i) the fair market value of the stock of the corporation (or, in the case of a consolidated group, the common parent) immediately before the ownership change (with certain adjustments) multiplied by (ii) the “long term tax exempt rate” in effect for the month in which the ownership change occurs (4.58% for ownership changes occurring in April 2003). For a corporation (or consolidated group) in bankruptcy that undergoes the change of ownership pursuant to a confirmed plan, the stock value generally is determined immediately after (rather than before) the ownership change, and certain adjustments that ordinarily would apply do not apply.

Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. However, if the corporation (or the consolidated group) does not continue its historic business or use a significant portion of its assets in a new business for two years after the ownership change, the annual limitation resulting from the ownership change is zero.

         b.    Built-In Gains and Losses

If a loss corporation (or consolidated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income and deduction), then any built-in losses recognized during the following five years (up to the amount of the original net unrealized built-in loss) generally will be treated as pre-change losses and similarly will be subject to the annual limitation. Conversely, if the loss corporation (or consolidated group) has a net unrealized built-in gain at the time of an ownership change, any built-in gains recognized during the following five years (up to the amount of the original net unrealized built-in gain) generally will increase the annual limitation in the year recognized, such that the loss corporation (or consolidated group) would be permitted to use its pre-change losses against such built-in gain income in addition to its regular annual allowance. Although the rule applicable to net unrealized built-in losses generally applies to consolidated groups on a consolidated basis, certain corporations that join the consolidated group within the preceding five years may not be able to be taken into account in the group computation of net unrealized built-in loss. Such corporations would nevertheless still be taken into account in determining whether the consolidated group has a net unrealized built-in gain. In general, a loss corporation’s (or consolidated group’s) net unrealized built-in gain or loss will be deemed to be zero unless it is greater than the lesser of (i) $10 million or (ii) 15% of the fair market value of its assets (with certain adjustments) before the ownership change. The Debtors anticipate that the WorldCom Group will be in a net unrealized built in loss position as of the Effective Date.

         c.    Special Bankruptcy Exception

An exception to the foregoing annual limitation rules generally applies where qualified (so-called “old and cold”) creditors of a debtor receive, in respect of their claims, at least 50% of the vote and value of the stock of the reorganized debtor (or a controlling corporation if also in bankruptcy) pursuant to a confirmed chapter 11 plan. Under this exception, a debtor’s pre-change losses are not limited on an annual basis but, instead, are required to be reduced by the amount of any interest deductions claimed during the three taxable years preceding the effective date of the reorganization, and during the part of the taxable year prior to and including the reorganization, in respect of all debt converted into stock in the bankruptcy proceeding. Moreover, if this exception applies, any further ownership change of the debtor within a two-year period after the consummation of the chapter 11 plan will preclude the debtor’s future utilization of any pre-change losses existing at the time of the subsequent ownership change.

The receipt of the New Common Stock by holders of Claims pursuant to the Plan may qualify for this exception. Neither the statute nor the regulations address, however, whether this exception can be applied on a consolidated basis or only on a separate company basis. Even if the Debtors qualify for this exception, the Debtors may, if they so desire, elect not to have the exception apply and instead remain subject to the annual limitation described above. Such election would have to be made in the Debtors’ federal income tax return for the taxable year in which the change occurs. For purposes of the Projected Financial Information, the Debtors have taken the position that their pre-change losses will not be limited on an annual basis under Section 382 of the Tax Code due to the special exception applicable to certain ownership changes in bankruptcy.

     3.    Alternative Minimum Tax

In general, a federal alternative minimum tax (“AMT”) is imposed on a corporation’s alternative minimum taxable income at a 20% rate to the extent that such tax exceeds the corporation’s regular federal income tax. For purposes of computing taxable income for AMT purposes, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular tax purposes by available NOL carryforwards, only 90% of a corporation’s taxable income for AMT purposes may be offset by available NOL carryforwards (as computed for AMT purposes).

In addition, if a corporation (or consolidated group) undergoes an “ownership change” within the meaning of section 382 of the Tax Code and is in a net unrealized built-in loss position on the date of the ownership change, the corporation’s (or group’s) aggregate tax basis in its assets would be reduced for certain AMT purposes to reflect the fair market value of such assets as of the change date. Although not entirely clear, it appears that the application of this provision to the Debtors would be unaffected by whether the Debtors otherwise qualify for the special bankruptcy exception to the annual limitation rules of section 382 discussed in the preceding section.

Any AMT that a corporation pays generally will be allowed as a nonrefundable credit against its regular federal income tax liability in future taxable years when the corporation is no longer subject to the AMT.

     4.    The Reincorporation of WorldCom, Inc.

The Debtors anticipate, and the discussion herein assumes, that the reincorporation of WorldCom, Inc. as a Delaware corporation pursuant to the Plan should qualify as a reorganization under section 368(a)(1)(G) of the Tax Code (a “G” reorganization) for federal income tax purposes. In addition to other statutory and non-statutory requirements common to tax-free reorganizations, for a merger of a corporation in bankruptcy to qualify as a “G” reorganization, (i) the debtor corporation must transfer substantially all of its assets to the acquiring corporation and distribute all stock and securities received of such corporation or its parent, including to at least one stockholder or security holder of the debtor corporation, and (ii) the historic shareholders and creditors of the debtor corporation must receive, collectively, a sufficient percentage of the acquiring corporation’s stock relative to the amount of non-stock consideration received. The Debtors believe that all of these requirements will be satisfied. Accordingly, WorldCom, Inc. should not recognize any gain or loss as a result of the reincorporation.

    5.     The Intermedia Merger

The Debtors anticipate, and the discussion herein assumes, that the merger of Intermedia with and into another first-tier subsidiary of WorldCom, Inc. pursuant to the Plan in exchange for New Common Stock should qualify as a reorganization under section 368(a)(1)(G) of the Tax Code (a “G” reorganization) for federal income tax purposes. As discussed in the preceding section, certain requirements must be met for a merger of a corporation in bankruptcy to qualify as a “G” reorganization. The Debtors believe that all of these requirements will be satisfied, although there is no assurance that the IRS will not take a contrary position. Regardless, the Debtors do not believe that the merger should result in the recognition of any gain or loss.

B.     CONSEQUENCES TO HOLDERS OF CERTAIN CLAIMS

Pursuant to and in accordance with the Plan, holders of Allowed WorldCom General Unsecured Claims and Allowed Intermedia General Unsecured Claims will receive New Common Stock and cash in satisfaction of their Claims, holders of Allowed WorldCom Senior Debt Claims, Allowed Intermedia Senior Debt Claims and Allowed Intermedia Subordinated Debt Claims will receive New Common Stock and/or New Notes in satisfaction of their Claims, and holders of Allowed MCIC Senior Debt Claims will receive New Notes in satisfaction of their Claims. Holders of Allowed Convenience Claims will receive cash in satisfaction of their Claims.

The federal income tax consequences of the Plan to holders of Claims (other than Convenience Claims) against WorldCom, Inc. and Intermedia depend, in part, on whether such holders’ Claims, and whether the New Notes, constitute “securities” for federal income tax purposes. The term “security” is not defined in the Tax Code or in the Treasury Regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt constitutes a “security” depends on an overall evaluation of the nature of the debt. One of the most significant factors considered in determining whether a particular debt is a security is its original term. In general, debt obligations issued with a weighted average maturity at issuance of five (5) years or less (e.g., trade debt and revolving credit obligations) do not constitute securities, whereas debt obligations with a weighted average maturity of ten (10) years or more constitute securities. For example, the Debtors believe that the Intermedia Senior Debt Claims (each having an original ten-year maturity) constitute “securities” of Intermedia for federal income tax purposes. Each holder is urged to consult its tax advisor regarding the status of its Claim, or any portion thereof, and the New Notes as “securities” for federal income tax purposes.

The following discussion does not necessarily apply to holders who have Claims in more than one Class relating to the same underlying obligation (such as where the underlying obligation is classified as partially secured and partially unsecured). Such holders should consult their tax advisor regarding the effect of such dual status obligations on the federal income tax consequences of the Plan to them.

    1.     Consequences to Holders of Convenience Claims

In general, holders of Allowed Convenience Claims will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received by such holder in satisfaction of its Claim (other than any Claim for accrued but unpaid interest) and (ii) the holder’s adjusted tax basis in its Claim (other than any Claim for accrued but unpaid interest). For a discussion of the treatment of any Claim for accrued but unpaid interest, see Section XII. B.4 “Distributions in Discharge of Accrued Interest,” below.

Where gain or loss is recognized by a holder, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, whether the Claim constitutes a capital asset in the hands of the holder and how long it has been held, whether the Claim was acquired at a market discount, and whether and to what extent the holder previously had claimed a bad debt deduction. A holder of an Allowed Convenience Claim that purchased its Claim from a prior holder at a market discount may be subject to the market discount rules of the Tax Code. Under those rules, assuming that the holder has made no election to amortize the market discount into income on a current basis with respect to any market discount instrument, any gain recognized on the exchange of its Claim (subject to a de minimis rule) generally would be characterized as ordinary income to the extent of the accrued market discount on such Claim as of the date of the exchange.

    2.     Consequences to Holders of Allowed Claims that Do Not Constitute “Securities” of WorldCom, Inc.

or Intermedia

The receipt of New Common Stock, New Notes and/or cash in satisfaction of Allowed Claims (other than Convenience Claims) that do not constitute “securities” of WorldCom, Inc. or Intermedia will be a fully taxable transaction. In general, holders of such Allowed Claims will recognize gain or loss in an amount equal to the difference between (i) the sum of the fair market value of any New Common Stock, the “issue price” of any New Notes (see “Ownership and Disposition of the New Notes—Interest and Original Issue Discount on New Notes”), and the amount of any cash received in satisfaction of its Claim (other than any Claim for accrued but unpaid interest) and (ii) such holder’s adjusted tax basis in its Claim (other than any Claim for accrued but unpaid interest). For a discussion of the tax consequences of any Claims for accrued but unpaid interest, see Section XII. B.4 “Distributions in Discharge of Accrued Interest.”

Where gain or loss is recognized by a holder, the character of such gain or loss as long term or short term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, whether the Claim constitutes a capital asset in the hands of the holder and how long it has been held, whether the Claim was acquired at a market discount, and whether and to what extent the holder had previously claimed a bad debt deduction. A holder of an Allowed Claim who purchased its Claim from a prior holder at a market discount may be subject to the market discount rules of the Tax Code. Under those rules, assuming that the holder has made no election to amortize the market discount into income on a current basis with respect to any market discount instrument, any gain recognized on the exchange of its Claim (subject to a de minimis rule) generally would be characterized as ordinary income to the extent of the accrued market discount on such Claim as of the date of the exchange.

A holder’s tax basis in any New Common Stock or New Notes received will equal the fair market value of such stock or the “issue price” of such notes. The holding period for any New Common Stock or New Notes generally will begin the day following the issuance of such stock or notes.

Notwithstanding the foregoing, it is possible the IRS may attempt to treat the receipt of New Common Stock in satisfaction of Claims against any subsidiary of WorldCom, Inc. as part of a non-recognition transaction. So treated, such a holder would not be permitted to recognize any loss, but would be required to recognize any gain to the extent the holder receives New Notes or cash. In the case of a holder that does not recognize loss, the holder’s tax basis in its New Common Stock would reflect the unrecognized loss. In addition, the holder’s holding period in the New Common Stock would, in whole or in part, include its holding period in its Claim. However, the Debtors believe, and the discussion herein assumes, that the satisfaction of Claims described in this paragraph should be treated as a fully taxable transaction, in which both gain and loss may be recognized.

For a discussion of certain of the U.S. federal income tax consequences of the ownership and disposition of the New Stock or New Notes, see the relevant sections below.

3.	Consequences to Holders of Allowed Claims that Constitute “Securities” of WorldCom, Inc. or Intermedia

In general, a holder of an Allowed Claim that constitutes a “security” of WorldCom, Inc. or Intermedia will not recognize loss upon the receipt of New Common Stock, New Notes and/or cash, but will recognize gain

(computed as described in the preceding section), if any, to the extent of the “issue price” of any New Notes (see “Ownership and Disposition of the New Notes – Interest and Original Issue Discount on New Notes”) if the New Notes do not constitute “securities” and the amount of any cash received in satisfaction of its Claim (other than any Claim for accrued but unpaid interest). For a discussion of the tax consequences of any Claims for accrued but unpaid interest, see Section XII. B.4 “Distributions in Discharge of Accrued Interest.”

However, the receipt by a holder of solely New Notes will be a fully taxable transaction (with the same consequences as described in the preceding section) unless the New Notes constitute “securities” for federal income tax purposes.

If the New Notes do not constitute “securities,” then (i) a holder’s aggregate tax basis in any New Common Stock received in satisfaction of its Claim will equal the holder’s aggregate adjusted tax basis in its Claim (including any Claim for accrued but unpaid interest) and decreased by any deductions claimed in respect of any previously accrued interest and (ii) a holder’s aggregate tax basis in any New Notes received will equal the “issue price” of such notes. If the New Notes constitute “securities,” then a holder’s aggregate tax basis in any New Common Stock and New Notes received will equal such holder’s adjusted tax basis in its Claim (including any Claim for accrued but unpaid interest) and decreased by any deductions claimed in respect of any previously accrued interest. In such case, the tax basis will be allocated between such New Common Stock and New Notes based on relative fair market value. In general, the holder’s holding period for any New Common Stock received and any New Notes (if the New Notes constitute “securities”) will include the holder’s holding period for the Claim except to the extent issued in respect of a Claim for accrued but unpaid interest. If the New Notes do not constitute “securities,” a holder’s holding period for any New Notes received will begin the day following the issuance of such notes.

    4.     Distributions in Discharge of Accrued Interest

In general, to the extent that any distribution to a holder of an Allowed Claim (whether paid in New Common Stock or New Notes) is received in satisfaction of accrued interest or amortized original issue discount (“OID”) during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder’s gross income). Conversely, a holder generally recognizes a deductible loss to the extent any accrued interest claimed or amortized OID was previously included in its gross income and is not paid in full. However, the IRS has privately ruled that a holder of a security, in an otherwise tax-free exchange, could not claim a current deduction with respect to any unpaid OID. Accordingly, it is also unclear whether, by analogy, a holder of a Claim with previously included OID that is not paid in full would be required to recognize a capital loss rather than an ordinary loss.

Pursuant to the Plan, all distributions in respect of any Claim will be allocated first to the principal amount of such Claim, as determined for federal income tax purposes, and thereafter, to the remaining portion of such Claim, if any. However, there is no assurance that such allocation would be respected by the IRS for federal income tax purposes.

Each holder of a Claim is urged to consult its tax advisor regarding the allocation of consideration and the deductibility of unpaid interest for tax purposes.

     5.    Ownership and Disposition of the New Notes

         a.    Interest and Original Issue Discount on the New Notes

The principal terms of the New Notes have not been established and will be set forth in the Plan Supplement. Holders of Claims who receive New Notes are urged to consult their tax advisors regarding the treatment of such New Notes under the OID rules of the Tax Code and whether such holders will be required to include certain amounts in income prior to the receipt of any cash payments attributable to such amounts.

It is anticipated, and this discussion assumes, that the New Notes will bear a market rate of interest and provide for at least the annual payment of all stated interest. Such stated interest generally will be includable in income by a holder in accordance with the holder’s regular method of accounting.

In addition, under certain circumstances, the New Notes may be treated as issued with OID. In general, a debt instrument is treated as having OID to the extent its “stated redemption price at maturity” exceeds its “issue price” by more than a de minimis amount.

The “issue price” of the New Notes will depend upon whether they are traded on an “established securities market” during the sixty (60) day period ending thirty (30) days after the Effective Date, or whether a significant portion of the Claims exchanged for such notes is so traded. Pursuant to Treasury Regulations, an “established securities market” need not be a formal market. It is sufficient that the notes appear on a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions, or that price quotations for such notes are readily available from brokers, dealers or traders.

It is anticipated that the New Notes will be traded on an established securities market (and also believed that a significant portion of the Claims to be exchanged for such notes is so traded) and that the “issue price” of such New Notes will be their fair market value. If neither the New Notes nor a significant portion of the Claims exchanged for such notes are traded on an established securities market, the issue price of the New Notes generally will be their stated principal amount if, as is also expected, the stated interest rate is greater than the applicable federal rate for obligations of similar maturity in effect on the Confirmation Date.

If the New Notes are issued with OID, each holder generally will be required to accrue the OID in respect of the New Notes received and include such amount in gross income as interest over the term of such notes based on the constant yield method. Accordingly, each holder generally will be required to include amounts in gross income in advance of the payment of cash in respect of such income. A holder’s tax basis in a New Note will be increased by the amount of any OID included in income and reduced by any cash received (other than payments of stated interest) made with respect to such note.

         b.    Acquisition and Bond Premium

If a holder of a Claim has a tax basis in any of the New Notes received that exceeds the issue price of such note, but is less than or equal to the unpaid principal amount of such notes, the amount of OID includable in the holder’s gross income generally is reduced in each period in proportion to the percentage of the OID represented by the excess basis. Alternatively, if a holder is willing to treat all stated interest as OID, such holder may elect to recompute the OID accruals by treating its acquisition as a purchase at original issue and applying the constant yield method. Such an election may not be revoked without the consent of the IRS.

If a holder has a tax basis in any of the New Notes received that exceeds the unpaid principal amount of such notes (i.e., a “bond premium”), the holder will not include any of the OID in income. Moreover, a holder may elect to deduct any bond premium over the period from its acquisition of such note to the maturity date of such note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date), but not in excess of the stated interest. If such bond premium is amortized, the amount of stated interest on any New Note that must be included in the holder’s gross income for each period ending on an interest payment date or at the maturity date, as the case may be, will (except as Treasury Regulations may otherwise provide) be reduced by the portion of bond premium allocable to such period based on the note’s yield to maturity. The holder’s tax basis in its New Note will be reduced by a like amount. If such an election to amortize bond premium is not made, a holder will receive a tax benefit from the premium only in computing such holder’s gain or loss upon the sale or other taxable disposition of the New Note, or upon the full or partial payment of principal.

An election to amortize bond premium will apply to amortizable bond premium on all notes and other bonds the interest on which is includable in the holder’s gross income and that are held at, or acquired after, the beginning of the holder’s taxable year as to which the election is made. The election may be revoked only with the consent of the IRS.

         c.    Market Discount

Any holder of a Claim that has a tax basis in any New Notes received less than the issue price (or possibly the “adjusted issue price” in the case of a Disputed Claim allowed subsequent to the Effective Date) of such notes generally will be subject to the market discount rules of the Internal Revenue Code (unless such difference is less than a de minimis amount). In addition, as discussed below, a holder who acquired its Claim at a market discount and that receives its New Notes as part of a tax-free exchange may be required to carry over to such notes, as well as any New Common Stock received, any accrued market discount with respect to its Claim to the extent not previously included in income.

Under the market discount rules, a holder is required to treat any principal payment on, or any gain recognized on the sale, exchange, retirement or other disposition of, a New Note as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. A holder could be required to defer the deduction of a portion of the interest expense on any indebtedness incurred or maintained to purchase or to carry a market discount note, unless an election is made to include all market discount in income as it accrues. Such an election would apply to all bonds acquired by the holder on or after the first day of the first taxable year to which such election applies, and may not be revoked without the consent of the IRS.

Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition of such New Notes to the maturity date of the notes, unless the holder irrevocably elects to compute the accrual on a constant yield basis. This election can be made on a note-by-note basis.

The Treasury Department is expected to promulgate regulations that will provide that any accrued market discount not treated as ordinary income upon a tax-free exchange of market discount bonds would carry over to the nonrecognition property received in the exchange. If such regulations are promulgated and applicable to the Plan (and, likely, even without the issuance of regulations), any holder of a Claim that constitutes a “security” of WorldCom, Inc. or Intermedia for federal income tax purposes would carry over any accrued market discount incurred in respect of such Claim to any New Common Stock and, if treated as a security for federal income tax purposes, any New Notes received for such Claim pursuant to the Plan (presumably allocated on the basis of relative fair market value), such that any gain recognized by the holder upon a subsequent disposition of such stock or notes (including a repayment of principal) also would be treated as ordinary income to the extent of any such accrued market discount not previously included in income.

     6.    Subsequent Sale of New Common Stock

Any gain recognized by a holder upon a subsequent taxable disposition of New Common Stock received in satisfaction of a Claim directly against WorldCom, Inc. or a first-tier subsidiary of WorldCom, Inc. pursuant to the Plan (or any stock or property received for it in a later tax free exchange) will be treated as ordinary income to the extent of (i) any bad debt deductions (or additions to a bad debt reserve) claimed with respect to its Claim and any ordinary loss deductions incurred upon satisfaction of its Claim, less any income (other than interest income) recognized by the holder upon satisfaction of its Claim, and (ii) with respect to a cash basis holder, any amount that would have been included in its gross income if the holder’s Claim had been satisfied in full but that was not included by reason of the cash method of accounting.

In addition, as discussed in the preceding section, a holder that receives its New Common Stock in exchange for a Claim that constitutes a “security” of WorldCom, Inc. or Intermedia for federal income tax purposes may be required to treat all or a portion of any gain recognized as ordinary income under the market discount provisions of the Internal Revenue Code.

C.     INFORMATION REPORTING AND WITHHOLDING

All distributions to holders of Allowed Claims under the Plan are subject to any applicable withholding (including employment tax withholding). Under federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently 30%). Backup withholding generally applies if the holder (i) fails to furnish its social security number or other taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a United States person that is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

Recently effective Treasury Regulations generally require disclosure by a taxpayer on its federal income tax return of certain types of transactions in which the taxpayer participated after January 1, 2003, including, among other types of transactions, the following (1) a transaction offered under “conditions of confidentiality;” (2) a transaction where the taxpayer was provided contractual protection for a refund of fees if the intended tax consequences of the transaction are not sustained; (3) certain transactions that result in the taxpayer claiming a loss in excess of specified thresholds; and (4) certain transactions in which the taxpayer’s federal income tax treatment differs by more than a specified threshold in any tax year from its treatment for financial reporting purposes. These categories are very broad; however, there are numerous exceptions. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the holders’ tax returns.

The foregoing summary has been provided for informational purposes only. All holders of Claims are urged to consult their tax advisors concerning the federal, state, local and other tax consequences applicable under the Plan.

XIII.    ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

If the Plan is not confirmed and consummated, the Debtors’ alternatives include (i) liquidation of the Debtors under chapter 7 of the Bankruptcy Code and (ii) the preparation and presentation of an alternative plan or plans of reorganization.

A.    LIQUIDATION UNDER CHAPTER 7

If no chapter 11 plan can be confirmed, the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtors. A discussion of the effect that a chapter 7 liquidation would have on the recoveries of holders of Claims and Equity Interests is set forth in Section VII. C.4. of the Disclosure Statement. The Debtors believe that liquidation under chapter 7 would result in, among other things, (i) smaller distributions being made to creditors and Equity Interest holders than those provided for in the Plan because of additional administrative expenses attendant to the appointment of a trustee and the trustee’s employment of attorneys and other professionals, (ii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors’ operations and (iii) the failure to realize the greater, going concern value of the Debtors’ assets.

B.    ALTERNATIVE PLAN OF REORGANIZATION

If the Plan is not confirmed, the Debtors or any other party in interest could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Debtors’ business or an orderly liquidation of the Debtors’ assets. The Debtors have concluded that the Plan represents the best alternative to protect the interests of creditors and other parties in interest.

The Debtors believe that the Plan enables the Debtors to successfully and expeditiously emerge from chapter 11, preserves their businesses and allows creditors to realize the highest recoveries under the circumstances. In a liquidation under chapter 11 of the Bankruptcy Code, the assets of the Debtors would be sold in an orderly fashion which could occur over a more extended period of time than in a liquidation under chapter 7 and a trustee need not be appointed. Accordingly, creditors would receive greater recoveries than in a chapter 7 liquidation. Although a chapter 11 liquidation is preferable to a chapter 7 liquidation, the Debtors believe that a liquidation under chapter 11 is much less attractive alternative to creditors because a greater return to creditors is provided for in the Plan.

XIV.     CONCLUSION AND RECOMMENDATION

The Debtors believe that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will provide the greatest recoveries to holders of Claims. Other alternatives would involve significant delay, uncertainty and substantial additional administrative costs. The Debtors urge holders of impaired Claims entitled to vote on the Plan to accept the Plan and to evidence such acceptance by returning their Ballots so that they will be received no later than 4:00 p.m., Eastern Time, on August 12, 2003.

Dated:    New York, New York

May 23, 2003

WORLDCOM, INC., a Georgia corporation (for itself and on behalf of each of the Subsidiaries)

By:	/s/ MICHAEL H. SALSBURY
Name: Michael H. Salsbury, Esq. Title: General Counsel & Secretary